As filed with the Securities and Exchange Commission on July , 2017
Registration No. 333-218139

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3
to

Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Ranger Energy Services, Inc.

(Exact name of registrant as specified in its charter)

Delaware	1389	81-5449572
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

800 Gessner Street, Suite 1000
Houston, Texas 77024
(713) 935-8900
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Darron M. Anderson
Ranger Energy Services, Inc.
800 Gessner, Suite 1000
Houston, Texas 77024
(713) 935-8900
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Douglas E. McWilliams
Julian J. Seiguer
Vinson & Elkins L.L.P.
1001 Fannin, Suite 2500
Houston, Texas 77002
(713) 758-2222

William J. Whelan, III
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, New York 10019-7475
(212) 474-1000

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ (Do not check if a smaller reporting company) Smaller reporting company ☐ Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A common stock, par value $0.01 per share	5,750,000	$20.00	$115,000,000	$13,328.50

(1) Estimated pursuant to Rule 457(a) under the Securities Act of 1933, as amended. Includes 750,000 additional shares of Class A common stock that the underwriters have the option to purchase.

(2) Estimated solely for the purpose of calculating the registration fee.

(3) The Registrant previously paid $11,590.00 of the total registration fee in connection with the previous filing of this Registration Statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED JULY , 2017

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

5,000,000 Shares



Ranger Energy Services, Inc.

Class A Common Stock

We are selling 5,000,000 shares of our Class A common stock. Prior to this offering, there has been no public market for our Class A common stock. We anticipate that the initial public offering price for our Class A common stock will be between $16.00 and $20.00 per share. We have been authorized to list our Class A common stock on the New York Stock Exchange (the ''NYSE'') under the symbol ''RNGR.''

CSL Capital Management (''CSL''), Bayou Well Holdings Company, LLC (''Bayou Holdings'') and their respective affiliates have indicated that they or one or more of them may collectively purchase in this offering an aggregate of up to $12.5 million, or 694,444 shares (based on the midpoint of the price range set forth above), of our Class A common stock at the price to the public. The underwriters will not receive any underwriting discounts or commissions on any shares sold to such potential purchasers. The number of shares available for sale to the general public will be reduced to the extent such potential purchasers purchase such shares. There can be no assurance that any such purchasers will purchase shares in this offering, and, unless otherwise indicated herein, the information presented in this prospectus assumes that no such purchaser purchases shares of our Class A common stock in this offering, and when so indicated, assumes that CSL and its affiliates purchase all such shares. See ''Underwriting.''

The underwriters will have an option to purchase a maximum of 750,000 additional shares of Class A common stock from us to cover any over-allotment of shares.

We are an ''emerging growth company'' under federal securities laws and are subject to reduced public company disclosure standards. Please see ''Risk Factors'' and ''Prospectus Summary—Emerging Growth Company Status.''

Investing in our Class A common stock involves risks. See ''Risk Factors'' beginning on page 25.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Ranger Energy Services, Inc. (before expenses)(1)
Per Share	$	$	$
Total	$	$	$

(1) See ''Underwriting'' for information relating to underwriting compensation, including certain expenses of the underwriters to be reimbursed by the Company.

Delivery of the shares of Class A common stock will be made on or about , 2017.

Neither the Securities and Exchange Commission (''SEC'') nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Credit Suisse | **Simmons & Company International** **Energy Specialists of Piper Jaffray** | **Wells Fargo Securities**

Barclays | **Evercore ISI**

Capital One Securities | **Johnson Rice & Company L.L.C.** | **Raymond James** | **Scotia Howard Weil**

The date of this prospectus is , 2017.

TABLE OF CONTENTS

Neither we nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus and any free writing prospectus we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell shares of Class A common stock and seeking offers to buy shares of Class A common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of any sale of the Class A common stock. Our business, liquidity position, financial condition, prospects or results of operations may have changed since the date of this prospectus.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements."

Dealer Prospectus Delivery Obligation

Until   , 2017 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Presentation of Financial and Operating Data

Unless otherwise indicated, the historical financial and operating information presented in this prospectus is that of Ranger Energy Services, LLC ("Ranger Services") and Torrent Energy Services, LLC ("Torrent Services") on a combined consolidated basis, and these entities on a combined consolidated basis are our predecessor for financial reporting purposes. Further, unless otherwise indicated or the context otherwise requires, the operating information presented in this prospectus gives effect to the anticipated consummation of the ESCO Acquisition (as defined herein) as described under "Prospectus Summary—Recent Developments—ESCO Acquisition." As a result of ESCO (as defined herein) having a different fiscal year end than our predecessor, certain of the operating information presented in this prospectus gives effect to the anticipated consummation of the ESCO Acquisition by adjusting the historical operating information of our predecessor (i) for the year ended December 31, 2016 to include ESCO's historical operating results for the twelve months ended January 31, 2017 and (ii) for the three months ended March 31, 2017 to include ESCO's historical operating results for the three months ended April 30, 2017. Except as otherwise specifically indicated, statistics presented in this prospectus about our current well service rig fleet include the well service rigs we will acquire as part of the ESCO Acquisition. Consummation of this offering is contingent on the consummation of the ESCO Acquisition.

Certain amounts and percentages included in this prospectus have been rounded. Accordingly, in certain instances, the sum of the numbers in a column of a table may not exactly equal the total figure for that column.

Industry and Market Data

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications and other published sources, including industry reports from Coras Oilfield Research ("Coras"), including "Workover Rig Study—Cyclical Downturn Meets A Structural Shift" and "Coras Oilfield Trends—Preparing for the upcoming frac season," Spears and Associates ("Spears"), including "Drilling and Production Outlook—December 2016," "Drilling and Production Outlook—March 2017," "Well Servicing: Market Evaluation Excerpts—December 2016" and "Well Servicing: Market Evaluation—Q1 2017," and data from Qittitut Consulting ("Qittitut"), including its "US Land Drill Out Jobs Market Model—Five-Year History (2012-2016) and One-Year Forecast (2017)," and HPDI/Drillinginfo ("Drillinginfo"), including data available through its online database. Some data are also based on our good faith estimates. Although we believe these third-party sources are reliable as of their respective dates, neither we nor the underwriters have independently verified the accuracy or completeness of this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled "Risk Factors." These and other factors could cause results to differ materially from those expressed in these publications.

Trademarks and Trade Names

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties' trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but the omission of such references is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable owner of these trademarks, service marks and trade names.

PROSPECTUS SUMMARY

This summary contains basic information about us and the offering. Because it is a summary, it does not contain all the information that you should consider before investing in our Class A common stock. You should read and carefully consider this entire prospectus before making an investment decision, especially the information presented under the heading "Risk Factors," "Cautionary Note Regarding Forward-Looking Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical combined consolidated and unaudited pro forma condensed financial statements and the related notes thereto appearing elsewhere in this prospectus.

Except as otherwise indicated or required by the context, all references in this prospectus to the "Company," "we," "us" or "our" relate, prior to the corporate reorganization described in this prospectus, to Ranger Services and Torrent Services on a combined basis (as combined, our "Predecessor," and each, a "Predecessor Company"), and following the corporate reorganization described in this prospectus, to Ranger Energy Services, Inc. ("Ranger Inc.") and its consolidated subsidiaries. References in this prospectus to "Ranger LLC" refer to RNGR Energy Services, LLC, which, following the corporate reorganization described in this prospectus, will own our operating subsidiaries, including Ranger Services and Torrent Services. References in this prospectus to the "Existing Owners" refer to Ranger Energy Holdings, LLC ("Ranger Holdings"), Ranger Energy Holdings II, LLC ("Ranger Holdings II"), Torrent Energy Holdings, LLC ("Torrent Holdings") and Torrent Energy Holdings II, LLC ("Torrent Holdings II"), the entities through which our existing investors, including CSL, certain members of our management and other investors, will, following the corporate reorganization described in this prospectus, own their retained interest in us and Ranger LLC. We have provided definitions for certain of the industry terms used in this prospectus in the "Glossary."

Except as otherwise indicated, all information contained in this prospectus assumes or reflects no exercise of the underwriters' option to purchase additional shares of Class A common stock and no purchase of shares of Class A common stock in this offering by CSL, Bayou Holdings and their respective affiliates, and excludes shares of Class A common stock reserved for issuance under our long-term incentive plan. However, except as otherwise indicated, all information contained in this prospectus assumes or reflects the issuance of (i) 277,778 shares of our Class A common stock as partial consideration for the ESCO Acquisition, as described further under "—Recent Developments—ESCO Acquisition," and (ii) 457,471 shares of our Class A common stock and 1,002,646 Ranger Units (as defined herein) (and a corresponding number of shares of our Class B common stock) to the Bridge Loan Lenders (as defined herein), as described further under "Our History and Corporate Reorganization."

Our Company

We are one of the largest independent providers of high-specification ("high-spec") well service rigs and associated services in the United States, with a focus on technically demanding unconventional horizontal well completion and production operations. We believe that our fleet of 122 well service rigs (including 49 well service rigs to be acquired from ESCO) is among the newest and most advanced in the industry and, based on our historical rig utilization and feedback from our customers, we believe that we are an operator of choice for U.S. onshore exploration and production ("E&P") companies that require completion and production services at increasing lateral lengths. Our high-spec well service rigs facilitate operations throughout the lifecycle of a well, including (i) well completion support, such as milling out composite plugs used during hydraulic fracturing; (ii) workover, including retrieval and replacement of existing production tubing; (iii) well maintenance, including replacement of downhole artificial lift components; and (iv) decommissioning, such as plugging and abandonment operations. We also provide rental equipment, including well control packages, hydraulic catwalks and other equipment that are often deployed with our well service rigs. In addition, we own and operate a fleet of proprietary, modular natural gas processing equipment that processes rich natural gas streams at the wellhead or central gathering points. We have operations in most of the active oil and natural gas basins in the United States, including the Permian Basin, the Denver-Julesburg Basin, the Bakken Shale, the Eagle Ford Shale, the Haynesville Shale, the Gulf Coast and the SCOOP and STACK plays.

We have invested in a premier fleet of well service rigs. Our customers, which include many of the leading U.S. onshore E&P operators such as Devon Energy Corporation (which is an ESCO customer), EOG Resources, Inc., Noble Energy, Inc., Oasis Petroleum Inc., PDC Energy Inc. and Statoil ASA, are increasingly utilizing modern horizontal well designs characterized by long lateral lengths that can extend in excess of 12,000 feet. Long lateral length wellbores require increased amounts of completion tubing, which, in turn, require well service rigs with higher operating horsepower ("HP") to pull longer tubing strings from the wellbore. Furthermore, long lateral horizontal wells generally utilize taller stacks of wellhead equipment, which drives demand for well service rigs that have taller mast heights capable of accommodating an elevated work floor. These modern horizontal well designs are ideally serviced by "high-spec" well service rigs with high operating HP (450 HP or greater) and tall mast heights (102 feet or higher) rather than competing coiled tubing units and older or lower-spec well service rigs. As of July 21, 2017, all but one of our well service rigs meets these specifications, and approximately 82% of our well service rigs exceed these specifications with HP ratings of at least 500 HP and mast heights of at least 104 feet, making our fleet particularly well-suited to perform high-margin, horizontal well completion and production operations. The only rig in our fleet that is not high-spec is generally deployed only for plugging and abandonment operations on conventional vertical wells.

The high-spec well service rigs in our fleet, a substantial majority of which has been built since 2010, have an average age of approximately six years and feature modern operating components sourced from leading U.S. manufacturers such as National Oilwell Varco, Inc. ("NOV"). In February 2017, to meet expected customer demand, we entered into a purchase agreement (as subsequently amended, the "NOV Purchase Agreement") with NOV, pursuant to which we expect to accept delivery of an additional 22 high-spec well service rigs periodically throughout the remainder of 2017. However, NOV is not obligated pursuant to the NOV Purchase Agreement to deliver such high-spec well service rigs during 2017, and will not face penalties for delayed delivery, regardless of the length or cause of any delay. As a result of the NOV Purchase Agreement, our well service rig fleet will expand to 144 rigs, 143 of which will be high-spec. The following table provides summary information regarding our high-spec well service rig fleet, including the additional rigs that we expect to be delivered during the remainder of 2017. For additional information, please see "Business—Properties and Equipment— Equipment—Well Services."

HP Rating(1)	Mast Height	Mast Rating(2)	Manufacturer & Model	Number of High-Spec Rigs
600 HP	112' - 117'	300,000 - 350,000 lbs	NOV 6-C	14*
500 - 550 HP	104' - 108'	250,000 - 275,000 lbs	NOV 5-C and equivalent	103**
450 - 475 HP	102' - 104'	200,000 - 250,000 lbs	NOV 4-C and equivalent	26***
Total				143

(1) Per manufacturer.

(2) The mast ratings of our high-spec well service rigs complement their high operating HP and tall mast heights by allowing such rigs to safely support the higher weights associated with the long tubing strings used in long-lateral well completion operations.

* Includes four rigs expected to be delivered during the remainder of 2017, two of which we expect to have extended mast heights of 117 feet.

** Includes 13 rigs expected to be delivered during the remainder of 2017.

*** Includes five rigs expected to be delivered during the remainder of 2017.

The composition of our well service rig fleet makes it particularly well-suited to provide both completion-oriented services, the demand for which generally increases along with increased capital spending by E&P operators, and production-oriented services, the demand for which is less influenced, on a comparative basis, by such capital spending. The ability of our well service rigs to accommodate the needs of our E&P customers in a variety of economic conditions has historically allowed us to maintain relatively high rig utilization as measured by total monthly rig hours worked in a particular period per well service rig, which we refer to herein as our average monthly hours per rig. For example, our rig utilization as measured by average monthly hours per rig, exclusive of the impact of the ESCO Acquisition, during 2016 and the first quarter of 2017 was approximately 178 and 194, respectively. As noted above, our rig utilization as measured by average monthly hours per rig for these periods are exclusive of the impact of the ESCO Acquisition; ESCO historical rig utilization, as measured by average monthly hours per rig, was approximately 88 and 112, respectively, for the twelve months ended January 31, 2017 and the three months ended April 30, 2017. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—How We Evaluate Our Operations—Rig Utilization."

In addition to our core well service rig operations, we offer a suite of complementary services, including wireline, snubbing, fluid management and well service-related equipment rentals. Our rental equipment includes well control packages and hydraulic catwalks, which are typically deployed in conjunction with high-spec well service rigs. These complementary services and equipment are typically procured by the same decision-makers at our customers that procure our well service rigs and are provided by our same field personnel, generating incremental revenues per job while limiting our incremental costs. Our complementary well completion and production services and equipment strategically enhance our operating footprint, create operational efficiencies for our customers and allow us to capture a greater portion of their spending across the lifecycle of a well.

We also provide a range of proprietary, modular equipment for the processing of rich natural gas streams at the wellhead or central gathering points in basins where drilling and completion activity has outpaced the development of permanent processing infrastructure. Our fleet of more than 25 MRUs is modern, reliable and equipped to handle large volumes of natural gas from conventional and unconventional wells while operating across a broad array of oilfield conditions with minimal downtime and maintenance. Our customers rely on our purpose-built MRUs to process natural gas to meet pipeline specifications, extract higher value NGLs, process natural gas to conform to the specifications of fuel gas that can be used at wellsites and facilities, and to reduce the amount of hydrocarbons at the flare tip to control emissions of hazardous VOCs.

We have focused on combining our high-spec rig fleet, complementary well service operations and processing solutions with a highly skilled and experienced workforce, which enables us to consistently and efficiently deliver exceptional service while maintaining high health, safety and environmental standards. We believe that our strong operational performance and safety record provides a strong competitive advantage with current and prospective E&P customers.

Industry Trends

We believe the demand for our services will continue to increase as a result of a number of favorable industry trends. Demand for oilfield services is primarily driven by the level of drilling, completion and production activity by E&P companies, which, in turn, depends largely on the current and anticipated profitability of developing oil and natural gas reserves. Crude oil prices have increased from their lows of $26.21 per barrel ("Bbl") in early 2016 to $46.02 per Bbl at the end of June 2017 (based on the Cushing West Texas Intermediate Spot Oil Price ("WTI")), but remain approximately 57% lower than a high of $107.26 per Bbl in June 2014. Natural gas prices have increased from their lows of $1.64 per million British Thermal Units ("MMBtu") in early 2016 to $2.98 per MMBtu at the end of June 2017 (based on the Henry Hub Natural Gas Spot Price), but remain approximately 63% lower than a high of $8.15 per MMBtu in February 2014. Drilling and completion activity by E&P

3

Moreover, alternative techniques for well completion, such as the deployment of coiled tubing units for drill-out operations, have increasingly become less common as wellbore lateral lengths have continued to increase beyond the point where coiled tubing can reliably be deployed for well completion. Based on discussions with our E&P customers, we believe that coiled tubing units generally begin to decrease in effectiveness at lateral lengths in excess of 8,000 feet. Spears estimates that in 2016, wells with lateral lengths in excess of 8,000 feet accounted for approximately 98% of the horizontal wells drilled in the Bakken Shale, approximately 50% of the horizontal wells drilled in the Permian Basin and approximately 42% of the horizontal wells drilled in the Rocky Mountains region, including the Denver-Julesburg Basin. Increased lateral lengths in these and other basins are generally prompting operators to shift from using coiled tubing units to more reliable high-spec well service rigs. For example, according to Qittitut, approximately 45% of horizontal well completion drill-outs in 2016 were completed with well service rigs, as compared to approximately 25% in 2012.

As a result of the supply and demand trends listed above, we expect to benefit from enhanced pricing for our services and continued strong utilization. We believe that increased demand for our services as a result of commodity price trends and the increasing complexity of well completion operations, along with the limited supply of high-spec well service rigs and the relative unreliability of alternative well servicing techniques, present a unique market opportunity for our high-spec well service rig operations and related services.

Our Competitive Strengths

We believe that the following strengths will position us to achieve our primary business objective of creating value for our shareholders:

Leading Provider of High-Spec Well Service Rigs and Associated Services

We have invested in a premier fleet of well service rigs designed to efficiently execute technically challenging horizontal well completion programs as well as production-oriented well maintenance, workover and decommissioning operations. In February 2017, we entered into the NOV Purchase Agreement, pursuant to which we expect to accept delivery of an additional 22 high-spec well service rigs periodically throughout the remainder of 2017. As a result of the NOV Purchase Agreement, our total well service rig fleet will expand to 144 rigs, 143 of which will be high-spec. Based on Coras data, this makes us one of the largest independent providers of high-spec well service rigs and associated services in the United States. Further, we believe that our fleet of high-spec well service rigs is among the youngest fleet of well service rigs in the industry and is therefore more reliable and better suited to perform work on long lateral horizontal wells than the older fleets of many of our competitors. Additionally, our largely uniform fleet of high-spec well service rigs facilitates consistency in maintenance, training, in-field performance and service quality to customers. As horizontal well complexity continues to increase, we expect our customers will increasingly rely on high-spec well service rigs to perform both completion and production services. Consequently, we expect demand growth for our fleet of well service rigs to outpace that for many of our competitors' fleets.

Balanced Exposure to Completion and Production Activity

The composition of our well service rig fleet makes it particularly well-suited to provide both completion-oriented and production-oriented services. Accordingly, we benefit from increased exposure to high-margin unconventional well completion support operations during periods of increased completion activity while maintaining stable growth through workover, well maintenance and decommissioning operations on the growing base of producing wells. The ability of our well service rigs to accommodate the needs of our E&P customers in a variety of economic conditions has historically allowed us to maintain relatively high well service rig utilization. For example, our rig utilization as measured by average monthly hours per rig during 2016 and the first quarter of 2017 was approximately 178 and 194, respectively. Although ESCO's historical rig utilization has been lower than ours in recent periods, we believe that, following an initial integration period during 2017 and the beginning of 2018, our balanced exposure to completion and production activity will continue to result in relatively high well service rig utilization as compared to our competitors going forward. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Impacting the Comparability of Results of Operations—ESCO Acquisition."

Proprietary Natural Gas and NGL Processing Solutions

We have developed a premium offering that includes proprietary designs on modern processing equipment, including modular MRUs that process natural gas at the wellhead or central gathering points to meet pipeline specifications, extract higher value NGLs, provide fuel gas for wellsites and facilities and reduce emissions at the flare tip. To facilitate the processing of rich natural gas streams in basins where drilling and completion activity has outpaced the development of permanent processing infrastructure, we typically enter into six- to twelve-month rental agreements with customers for our full-service, turnkey solutions, providing us with relatively stable cash flows as compared to the shorter-term agreements often used for similar equipment and services. Our modular units provide flexibility across a broad range of project requirements and operating environments, and are designed to allow for quick mobilization to minimize downtime and increase utilization, particularly in conjunction with the operational support provided by our expert field personnel. We expect our advanced technology and high-quality service to continue to drive market penetration across the multiple basins in which we operate.

Deep Relationships with Blue-Chip E&P Customers across Multiple Basins

We are headquartered in Houston, Texas, and have an extensive operating footprint in key unconventional energy plays, including the Permian Basin, the Denver-Julesburg Basin, the Eagle Ford Shale, the Bakken Shale, the Haynesville Shale, the Gulf Coast and the SCOOP and STACK plays, which are among the most prolific unconventional resource plays in the United States. Our relationships with our broad customer base, which includes Devon Energy Corporation, EOG Resources, Inc., Noble Energy, Inc., Oasis Petroleum Inc., PDC Energy Inc. and Statoil ASA, enabled us during the recent downturn to maintain higher utilization and stronger financial results than many of our competitors. Our track record of consistently providing high-quality, safe and reliable service has allowed us to develop long-term customer partnerships, which we believe makes us the service provider of choice for many of our customers. For example, in 2014, we entered into a five-year take-or-pay contract (the "EOG Contract") with EOG Resources, Inc. for three well service rigs, which was increased in 2015 to six well service rigs and in July 2017 to eight well service rigs (which, at the option of EOG Resources, Inc., may be increased to 11 well service rigs), operating in the Eagle Ford Shale in South Texas. Pursuant to the EOG Contract, EOG Resources, Inc. is generally obligated, with respect to each contracted well service rig, to utilize such well service rig for an average annual minimum of 2,750 hours at a stated rate based on our costs and other adjustments plus a mark-up that is subject to adjustment in certain circumstances based on market conditions and other factors. Further, during 2016, and excluding the impact of the ESCO Acquisition, we worked for 148 distinct customers, including 33 publicly traded companies, with no customer accounting for more than 20% of our annual revenues. As a result of the ESCO Acquisition, we expect to add approximately 92 additional distinct customers, including 11 publicly traded companies, none of which would have accounted for more than 20% of our annual revenues after giving effect to the ESCO Acquisition. As our customers increase their drilling and completion activity, we expect to continue to leverage our current relationships to expand our geographic footprint and to facilitate continued growth in the basins in which we currently operate.

Strong Balance Sheet Enables Strategic Deployment of Capital

We believe our balance sheet strength has allowed us to continue to invest in our equipment and meet working capital requirements required for a fast growing business, while also providing flexibility to opportunistically pursue expansion opportunities. We believe that larger E&P operators prefer well-capitalized service providers that are better positioned to meet service requirements and financial obligations. Many of our primary competitors have high levels of total debt or recently emerged from bankruptcy during which they significantly reduced their capital and maintenance expenditures. By contrast, after giving effect to this offering and the use of proceeds therefrom, we expect to have on a pro forma basis only $7.0 million of seller notes outstanding, approximately $18.0 million to $21.0 million of borrowing capacity, which is subject to adjustment based on, among other things, the eligibility and amount of our accounts receivable, under a senior secured revolving credit facility that we intend to enter into in connection with the closing of this offering (our "Credit Facility") and approximately $31.4 million of pro forma cash on the balance sheet (based on our cash balance as of March 31, 2017), which we believe will provide us with ample liquidity to support strategic investments to continue to grow our business and enhance market share.

Experienced Management Team Reinforces Dedication to Safety and Reliability

The members of our management team are seasoned operating, financial and administrative executives with extensive experience in and knowledge of the oilfield services industry. Our senior executives have a strong track record in establishing oilfield service companies and growing them organically and through strategic acquisitions. Our management team is led by our President and Chief Executive Officer, Darron M. Anderson, who has more than 26 years of oil and natural gas experience and a track record of leadership in the oilfield services industry. Each member of our management team possesses significant leadership and operational experience with long tenures in the industry and respective careers at leading companies. We believe that the commitment of our management team to building and supporting a strong company culture has driven our consistent track record of reliability and safety. During 2016, our Total Recordable Incident Rates ("TRIR") in our Well Services and Processing Solutions segments were 0.72 and 0.00, respectively, and we expect to maintain similar TRIRs following the ESCO Acquisition. Our history of safe operations enables us to qualify for projects with industry leading E&P customers that have stringent safety requirements.

Our Business Strategy

We believe that we will be able to achieve our primary business objective of creating value for our shareholders by executing on the following strategies:

Capitalize on the Expected Increase in Demand for High-Spec Well Service Rigs

As a leading owner and operator of modern high-spec well service rigs with an operating footprint and customer relationships in the most active unconventional oil and natural gas basins in the United States, we believe that our company is well positioned to capitalize efficiently on a recovery in unconventional completion and production activity and the resulting demand for high-spec well service rigs. Further, we expect that the relatively high current inventory of DUC wells will drive demand growth for horizontal well completion services that will outpace the growth in the U.S. onshore drilling rig count. Industry reports by Spears forecast that the U.S. onshore market for completion equipment and services is expected to grow at a compound annual growth rate of 26% through 2021, primarily driven by unconventional horizontal wells. We intend to leverage our high quality assets to strategically target higher-margin, horizontal completions-oriented work that typically exceeds the capabilities of coiled tubing and older, lower specification well service rigs. Unconventional oil wells in particular typically require frequent intervention as a result of relatively high utilization of downhole tools and equipment. As the growing base of unconventional producing wells ages, we expect E&P operators to increasingly deploy well service programs in order to increase and sustain production. We are well positioned to provide these services throughout the life of the well to meet this demand, including through well completion support services, workover operations and well maintenance, which should result in stable growth, increased asset utilization, enhanced profitability and relatively limited cyclicality.

Grow Our Fleet of High-Spec Well Service Rigs, Modular MRUs and Associated Equipment

We have invested in a fleet of high-spec well service rigs through a combination of purchasing new-build rigs from leading U.S. manufacturers and by acquiring and integrating assets from other companies. As a result of the NOV Purchase Agreement, we expect to accept delivery of an additional 22 high-spec rigs periodically throughout the remainder of 2017. Further, in connection with our continued investment in high-spec well service rigs capable of meeting the most challenging horizontal well demands, we intend to accelerate our utilization of innovative technology systems allowing for the immediate collection and analysis of rig performance data. This data will allow us to operate among the highest levels of efficiency while assisting our customers in developing best well servicing practices.

We have also invested in differentiated and proprietary assets in our equipment rentals business, including our modern, reliable fleet of modular MRUs. We expect to leverage our strong balance sheet and continue to strategically deploy additional capital to invest in high-spec well service rigs, purpose-built MRUs and complementary rental equipment to service our customers' well completion, production and processing operations.

Develop and Expand Relationships with Existing and New Customers

We serve well-capitalized customers that we believe will be critical to the long-term development of conventional and unconventional domestic onshore resources in the United States. We intend to continue developing long-term relationships with our customer base of leading E&P operators that value safe and reliable operations and have the financial stability and flexibility to weather most industry cycles. We believe that our strong track record of performance combined with our fleet of high-spec well service rigs will allow us to both develop new customer relationships and expand our existing customer relationships through cross-selling opportunities with respect to our complementary equipment and services. Furthermore, many of our customers have established operations throughout the United States, which we intend to leverage as opportunities for us to enter new geographic regions as well as further strengthen our presence in the regions where we currently operate.

Maintain a Conservative Balance Sheet to Pursue Organic and External Growth Opportunities

We intend to maintain a conservative approach to managing our balance sheet to preserve operational and strategic flexibility. We actively manage our liquidity by monitoring cash flow, capital spending and debt capacity. For example, as of March 31, 2017, we had only approximately $22.5 million of total combined consolidated long-term debt. Prior to or in connection with the consummation of this offering, all of such long-term debt, as well as the additional $9.9 million incurred under the Ranger Bridge Loan (as defined herein) from April through July 2017, has been or will be repaid, and we will have only $7.0 million of seller notes outstanding thereafter. Our focus on maintaining a strong balance sheet has enabled us to execute our strategy through industry volatility and commodity price cycles. We expect to fund the expansion of our high-spec well service rig fleet and continue to grow our operations with the proceeds from this offering, cash flow from operations, availability under our Credit Facility and capital markets offerings when appropriate.

Reinforce Strong Company Culture through Employee Retention and Dedication to Safety

We believe that our technically skilled personnel enable us to provide consistently reliable services while maintaining an excellent safety record that surpasses industry averages and meets the expectations of our leading E&P customers. By reinforcing our strong company culture, fostering a dedication to safety through the maintenance of stringent employee screening and training and providing opportunities to work with modern equipment and leading technologies, we expect to continue to experience relatively low turnover of our highly skilled workforce and attract additional talent to continue to deliver exceptional service to our customers.

Our Equity Sponsor

We believe that our strong growth has been augmented by our relationship with CSL, our equity sponsor. We believe that we will continue to benefit from CSL's investment experience in the oilfield services sector, its expertise in effecting transactions and its support for our near-term and long-term strategic initiatives.

CSL is an SEC-registered private equity firm founded in early 2008 and headquartered in Houston, Texas, that invests in energy services companies and entrepreneurs with a focus on oilfield services opportunities. Since its inception, CSL has raised in excess of $1.4 billion in equity capital and commitments across various investment vehicles, including startups, growth equity, recapitalizations and restructurings in energy services, consumables and equipment. The CSL team has deep sector expertise in the energy industry and takes a hands-on approach to investments, relying on organic growth and strategic thinking to generate investment success. CSL's investors include financial institutions, endowments, foundations, family offices and high net worth individuals.

Upon completion of this offering, the Existing Owners, CSL Energy Opportunities Fund II, L.P. ("CSL Opportunities II") and CSL Energy Holdings II, LLC ("CSL Holdings II") will initially own an aggregate of 2,118,927 shares of Class A common stock, 6,340,795 Ranger Units and 6,340,795 shares of Class B common stock, representing approximately 60.0% of the voting power of our capital stock. CSL holds a majority of the voting interests in each of the Existing Owners, CSL Energy Opportunities II and CSL Holdings II.

In addition, CSL, Bayou Holdings and their respective affiliates have indicated that they or one or more of them may collectively purchase in this offering an aggregate of up to $12.5 million, or 694,444 shares (based on the midpoint of the price range set forth on the cover page of this prospectus), of our Class A common stock at the price to the public. Assuming CSL and its affiliates purchase all of such $12.5 million, or 694,444 shares, of our Class A common stock in this offering, CSL and its affiliates will beneficially own, upon completion of the offering, an aggregate of approximately 2,813,371 shares of Class A common stock, 6,340,795 Ranger Units and 6,340,795 shares of Class B common stock, representing approximately 64.9% of the voting power of our capital stock. The underwriters will not receive any underwriting discounts or commissions on any shares sold to such potential purchasers.

For more information on CSL and the ownership of our common stock by our principal shareholders, including the Existing Owners, see "Our History and Corporate Reorganization" and "Security Ownership of Certain Beneficial Owners and Management."

Recent Developments

ESCO Acquisition

On May 30, 2017, we entered into a definitive purchase agreement, which was subsequently amended and restated on July   , 2017, with ESCO Leasing, LLC, an affiliate of Energy Service Company of Bowie, Inc. ("ESCO"), to acquire 49 high-spec well service rigs and certain ancillary equipment for total consideration of $59.7 million, consisting of $47.7 million in cash, $7.0 million of secured seller notes and $5.0 million in shares of our Class A common stock based on the initial public offering price of our Class A common stock in this offering (or approximately 277,778 shares of our Class A common stock assuming the midpoint of the price range set forth on the cover page of this prospectus), subject to customary purchase price adjustments (the "ESCO Acquisition"). We intend to fund the cash portion of the consideration for the ESCO Acquisition, net of a $2.5 million deposit paid upon entry into the purchase agreement for the ESCO Acquisition, with a portion of the net proceeds of this offering. See "Use of Proceeds." The following table provides summary information regarding the high-spec well service rigs that we expect to acquire pursuant to the ESCO Acquisition. For additional information, please see "Business—Properties and Equipment—Equipment—Well Services."

HP Rating(1)	Mast Height	Mast Rating	Manufacturer & Model	Number of High-Spec Rigs
600 HP	112' - 117"	300,000 - 350,000 lbs	NOV 6-C	9
500 - 550 HP	104' - 108"	250,000 - 275,000 lbs	NOV 5-C and equivalent	34
450 - 475 HP	102' - 104'	200,000 - 250,000 lbs	NOV 4-C and equivalent	6
Total				49

(1) Per manufacturer.

As a result of the ESCO Acquisition, we expect to triple the size of our Permian Basin high-spec well service rig fleet and expand the geographic scope of our well service business to include the Haynesville Shale, the Gulf Coast and the SCOOP and STACK plays, which we expect to diversify our hydrocarbon exposure by increasing our natural gas-directed operations. We also expect that the ESCO Acquisition will enhance our customer base by adding up to 92 new customers, including Devon Energy Corporation, which accounted for approximately 31% of ESCO's revenues during the twelve months ended January 31, 2017, and expanding our relationship with, among others, XTO Energy Inc. Further, to accommodate the increased size and scope of our operations as a result of the ESCO Acquisition, we intend to extend conditional offers of employment to substantially all of ESCO's 291 employees for a period of at least one year following the consummation thereof. We expect to consummate the ESCO Acquisition at or near the time we consummate this offering, and the consummation of this offering is contingent on the consummation of the ESCO Acquisition.

Preliminary Financial and Operating Results

As of the date of this prospectus, we have not finalized our financial and operating results for the three months ended June 30, 2017. However, based on preliminary information, we estimate that our revenues increased by $4.7 million to $33.7 million for the three months ended June 30, 2017 as compared to the three months ended March 31, 2017. Substantially all of this increase was in our Well Services segment, which saw an estimated increase of $4.4 million, mainly due to an increase in our rig utilization. We have upgraded our older rigs and improved the quality of our rig fleet, including through the elimination of eight older plugging and abandonment rigs and the addition of eight new NOV rigs that were placed into service during the three months ended June 30, 2017. In addition to adding newer rigs, we saw improvement in our revenue per rig as well as our hours per rig. The total number of estimated rig hours increased by 4,000 to 43,000 hours for the three months ended June 30, 2017 as compared to the three months ended March 31, 2017. Our estimated rig utilization as measured by average monthly hours per rig increased by approximately 20 to approximately 214 for the three months ended June 30, 2017 as compared to approximately 194 for the three months ended March 31, 2017. Our Processing Solutions segment also continued to grow and saw an estimated increase of $0.3 million to $2.0 million for the three months ended June 30, 2017 as compared to the three months ended March 31, 2017, mainly due to the increase in mobilization work during the current period.

Estimated revenues increased by $28.1 million for the three months ended June 30, 2017 as compared to the three months ended June 30, 2016. The majority of this increase was in our Well Services segment, which saw an estimated increase of $27.5 million. This increase was driven mostly by a significant increase in the number of rigs in our fleet. The number of rigs went from an average of 19 rigs during the three months ended June 30, 2016 to an average of 67 rigs during the three months ended June 30, 2017. In addition to adding rigs, our estimated rig utilization as measured by average monthly hours per rig increased from 186 for the three months ended June 30, 2016 to 214 for the three months ended June 30, 2017. Our Processing Solutions segment also saw an increase in estimated revenues of $0.6 million to $2.0 million for the three months ended June 30, 2017 as compared to the three months ended June 30, 2016. The increase is due to the estimated increases in monthly rental rates and increased utilization.

Estimated revenues increased by an estimated $52.4 million for the six months ended June 30, 2017 as compared to the six months ended June 30, 2016. The majority of this increase was in our Well Services segment, which saw an estimated increase of $51.2 million. This increase was driven mostly by a significant increase in the number of rigs in our fleet. The number of rigs went from an average of 17 rigs during the six months ended June 30, 2016 to an average of 67 rigs during the six months ended June 30, 2017. In addition to adding rigs, our estimated rig utilization as measured by average monthly hours per rig increased from 182 for the six months ended June 30, 2016 to 204 for the six months ended June 30, 2017. Our Processing Solutions segment also saw an increase in estimated revenues of $1.2 million to an estimated $3.8 million for the six months ended June 30, 2017 as compared to the six months ended June 30, 2016. The increase is due to the estimated increases in monthly rental rates and increased utilization.

Neither these preliminary estimates nor the historical results described above give pro forma effect to the ESCO Acquisition or the other transactions contemplated by our unaudited pro forma financial statements included elsewhere in this prospectus. Further, these preliminary estimates are derived from our internal records and are based on the most current information available to management and have been prepared by and are the responsibility of management. Our normal reporting processes with respect to the foregoing preliminary financial and operating results have not been fully completed and, during the course of our review process on these preliminary estimates, we could identify items that would require us to make adjustments and which could affect our final results. Any such adjustments could be material. Neither our independent registered public accounting firm nor any other independent registered public accounting firm or independent accountants have compiled, examined or performed any procedures with respect to the forecasted financial information contained herein or expressed any opinion or given any other form of assurance on this information or its achievability, and no such independent registered public accounting firm or independent accountants assume responsibility for this forecasted financial information. Our independent registered public accounting firm's reports included elsewhere in this prospectus relate to our audited historical financial statements. These reports do not extend to the forecasted information within this document. We caution you not to place undue reliance on these preliminary estimates. These estimates are forward-looking statements and are subject to the risks, uncertainties and other factors described under "Cautionary Note Regarding Forward-Looking Statements." You should consider these estimates together with "Selected Historical Combined Consolidated and Unaudited Pro Forma Condensed Financial and Operating Data" and "Risk Factors" and the financial statements and related notes included elsewhere in this prospectus.

Our History and Corporate Reorganization

Ranger Services was, through Ranger Holdings, formed by CSL in June 2014 as a provider of high-spec well service rigs and associated services. Torrent Services was, through Torrent Holdings, acquired by CSL in September 2014 as a provider of proprietary, modular equipment for the processing of natural gas. In June 2016, CSL indirectly acquired substantially all of the assets of Magna Energy Services, LLC ("Magna"), a provider of well services and wireline services, which it contributed to Ranger Services in September 2016. In October 2016, Ranger Services acquired substantially all of the assets of Bayou Workover Services, LLC ("Bayou"), an owner and operator of high-spec well service rigs. The historical combined consolidated financial information of our Predecessor included in this prospectus presents the historical financial information of the Predecessor Companies, including, as applicable, the results of operations of Magna and Bayou for periods subsequent to their respective acquisitions.

Ranger Inc. was incorporated as a Delaware corporation in February 2017. Following this offering and the corporate reorganization described below, Ranger Inc. will be a holding company, the sole material assets of which will consist of membership interests in Ranger LLC. Ranger LLC will own all of the outstanding equity interests in Ranger Services and Torrent Services, the subsidiaries through which it will operate its assets. After the consummation of the corporate reorganization described below, Ranger Inc. will be the sole managing member of Ranger LLC, will be responsible for all operational, management and administrative decisions relating to Ranger LLC's business and will consolidate the financial results of Ranger LLC and its subsidiaries.

In connection with this offering, the Existing Owners will effect a series of restructuring transactions, as a result of which (a) Ranger Holdings II and Torrent Holdings II will contribute certain of the equity interests in the Predecessor Companies to Ranger Inc. in exchange for an aggregate of 1,661,457 shares of Class A common stock, and Ranger Inc. will contribute such equity interests to Ranger LLC in exchange for 1,661,457 Ranger Units, (b) Ranger Holdings and Torrent Holdings will contribute the remaining membership interests in the Predecessor Companies to Ranger LLC in exchange for 5,700,649 units in Ranger LLC ("Ranger Units") and 5,700,649 shares of Ranger Inc.'s Class B common stock, which Ranger Inc. will initially issue and contribute to Ranger LLC, (c) Ranger Inc. will contribute all of the net proceeds received by it in this offering to Ranger LLC in exchange for 5,000,000 Ranger Units, (d) Ranger LLC will distribute to each of Ranger Holdings and Torrent Holdings one share of Class B common stock received pursuant to (b) above for each Ranger Unit such Existing Owner holds and (e) as consideration for the termination of the Ranger Bridge Loan, Ranger Inc. will issue 457,471 shares of Class A common stock (in connection with which Ranger LLC will issue 457,471 Ranger Units to Ranger Inc.) and Ranger LLC will issue an aggregate of 1,002,646 Ranger Units (and distribute a corresponding number of shares of Class B common stock) to the Bridge Loan Lenders. With respect to clause (e) above, the number of shares of Class A common stock or Ranger Units (and corresponding shares of Class B common stock), as applicable, to be issued to each of the Bridge Loan Lenders will be calculated by reference to such Bridge Loan Lender's aggregate loans outstanding under the Ranger Bridge Loan, plus the 25% make-whole premium thereon, divided by the initial public offering price of our Class A common stock in this offering. Specifically, CSL Holdings II will receive approximately $8.2 million in shares of Class A common stock (or approximately 457,471 shares of Class A common stock assuming the midpoint of the price range set forth on the cover page of this prospectus), CSL Opportunities II will receive approximately $11.5 million in Ranger Units (or approximately 640,146 Ranger Units assuming the midpoint of the price range set forth on the cover page of this prospectus) and Bayou Holdings will receive approximately $6.5 million in Ranger Units (or approximately 362,500 Ranger Units assuming the midpoint of the price range set forth on the cover page of this prospectus).

After giving effect to these transactions, the offering contemplated by this prospectus, the issuance of 277,778 shares of Class A common stock as partial consideration for the ESCO Acquisition (in connection with which Ranger LLC will issue 277,778 Ranger Units to Ranger Inc.), Ranger Inc. will own an approximate 52.5% interest in Ranger LLC (or 54.9% if the underwriters' option to purchase additional shares is exercised in full), the Existing Owners will own an approximate 40.4% interest in Ranger LLC (or 38.4% if the underwriters' option to purchase additional shares is exercised in full) and the Bridge Loan Lenders will own an approximate 7.1% interest in Ranger LLC (or 6.8% if the underwriters' option to purchase additional shares is exercised in full). Please see "Security Ownership of Certain Beneficial Owners and Management" and "Use of Proceeds."

Each share of Class B common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by shareholders generally. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. We do not intend to list our Class B common stock on any exchange.

distributions from Ranger LLC to make payments under the Tax Receivable Agreement. It is expected that payments will continue to be made under the Tax Receivable Agreement for more than 20 to 25 years. For additional information regarding the Tax Receivable Agreement, see "Risk Factors—Risks Related to Our Corporate Reorganization and Resulting Structure" and "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

The Existing Owners and the Bridge Loan Lenders will have the right, under certain circumstances, to cause us to register the offer and resale of their shares of Class A common stock. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

The following diagram indicates our simplified ownership structure immediately following this offering and the transactions related thereto (assuming the midpoint of the price range set forth on the cover of this propectus, that the underwriters' option to purchase additional shares is not exercised and without giving effect to the purchase of any shares by CSL, Bayou Holdings or their respective affiliates as discussed on the cover page of this prospectus):



Ranger Energy Holdings, LLC(1) (Ranger Holdings)
Torrent Energy Holdings, LLC(1) (Torrent Holdings)
Ranger Energy Holdings II, LLC(1) (Ranger Holdings II)
Torrent Energy Holdings II, LLC(1) (Torrent Holdings II)
Investors in this offering
ESCO(2)
Bridge Loan Lenders(3)
4,545,762 Class B Common Stock 32.2% Total Voting Power(5)
1,154,887 Class B Common Stock 8.2% Total Voting Power(5)
1,343,922 Class A Common Stock 9.5% Total Voting Power(5)
317,534 Class A Common Stock 2.3% Total Voting Power(5)
5,000,000 Class A Common Stock 35.5% Total Voting Power(5)
277,778 Class A Common Stock 2.0% Total Voting Power(5)
457,471 Class A Common Stock 1,002,646 Class B Common Stock 10.4% Total Voting Power(5)
Ranger Energy Services, Inc. (Ranger Inc.) (NYSE:RNGR)
4,545,762 Ranger Units 32.2% of Ranger Units(5)
1,154,887 Ranger Units 8.2% of Ranger Units(5)
Sole Managing Member 7,396,705 Ranger Units 52.5% of Ranger Units(5)
1,002,646 Ranger Units 7.1% of Ranger Units(5)
RNGR Energy Services, LLC (Ranger LLC)
Operating Subsidiaries(4)

(1) CSL, certain members of our management and other investors own all of the equity interests in the Existing Owners, and CSL holds a majority of the voting interests in each of the Existing Owners.

(2) See "—Recent Developments—ESCO Acquisition."

(3) Includes CSL Opportunities II, CSL Holdings II and Bayou Holdings. The number of shares of Class A common stock or Ranger Units (and corresponding shares of Class B common stock), as applicable, to be issued to the Bridge Loan Lenders is based on the initial public offering price of our Class A common stock in this offering. A $1.00 increase (decrease) in the initial public offering price of $18.00 per share of Class A common stock, the midpoint of the price range set forth on the cover page of this prospectus, would decrease (increase) the aggregate number of shares of Class A common stock, Class B common stock and total common stock held by the Bridge Loan Lenders following this offering by 24,078 (26,910), 52,771 (58,979) and 76,848 (85,889) shares, respectively.

(4) Includes Ranger Services and Torrent Services.

(5) Totals may not sum or recalculate due to rounding.

- Ranger Services has had difficulty maintaining compliance with the covenants and ratios required under the Ranger Line of Credit and Ranger Note (each as defined herein). We may have similar difficulties with the new Credit Facility that we expect to enter into in connection with the consummation of this offering. Failure to maintain compliance with these financial covenants or ratios could adversely affect our business, financial condition, results of operations and cash flows.

- We rely on a few key employees whose absence or loss could adversely affect our business.

- We have identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, which may result in material misstatements of our financial statements or cause us to fail to meet our periodic reporting obligations.

- CSL has the ability to direct the voting of a majority of our voting stock, and its interests may conflict with those of our other shareholders.

- We expect to be a "controlled company" within the meaning of NYSE rules and, as a result, will qualify for and intend to rely on exemptions from certain corporate governance requirements.

- We are a holding company. Our sole material asset after completion of this offering will be our equity interest in Ranger LLC, and we will be accordingly dependent upon distributions from Ranger LLC to pay taxes, make payments under the Tax Receivable Agreement and cover our corporate and other overhead expenses.

Emerging Growth Company Status

We are an "emerging growth company" within the meaning of the Jumpstart Our Business Startups Act (the "JOBS Act"). For as long as we are an emerging growth company, we will not be required to comply with certain requirements that are applicable to other public companies that are not "emerging growth companies" within the meaning of the JOBS Act, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") and the reduced disclosure obligations regarding executive compensation in our periodic reports. In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the "Securities Act"), for complying with new or revised accounting standards. We have irrevocably opted out of the extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies. We have elected to adopt certain of the reduced disclosure requirements available to emerging growth companies. For a description of the qualifications and other requirements applicable to emerging growth companies and certain elections that we have made due to our status as an emerging growth company, see "Risk Factors—Related to this Offering and Our Class A Common Stock—For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies."

Controlled Company Status

Because CSL, through its interests in the Existing Owners, CSL Opportunities II and CSL Holdings II, will initially hold approximately 60.0% of the voting power of our capital stock following the completion of this offering (or approximately 57.0% if the underwriters' option to purchase additional shares is exercised in full), we expect to be a controlled company as of the completion of the offering under Sarbanes-Oxley and NYSE rules. A controlled company does not need its board of directors to have a majority of independent directors or to form an independent compensation or nominating and corporate governance committee. As a controlled company, we will remain subject to rules of Sarbanes-Oxley and the NYSE that require us to have an audit committee composed entirely of independent directors. Under these rules, we must have at least one independent director on our audit committee by the date our Class A common stock is listed on the NYSE, at least two independent directors on our audit committee within 90 days of the listing date, and at least three independent directors on our audit committee within one year of the listing date. We expect to have three independent directors upon the closing of this offering.

If at any time we cease to be a controlled company, we will take all action necessary to comply with Sarbanes-Oxley and NYSE rules, including by appointing a majority of independent directors to our board of directors and ensuring we have a compensation committee and a nominating and corporate governance committee, each composed entirely of independent directors, subject to a permitted "phase-in" period.

Initially, our board of directors will consist of a single class of directors each serving one-year terms. After CSL and its affiliates no longer collectively hold more than 50% of the voting power of our common stock, our board of directors will be divided into three classes of directors, with each class as equal in number as possible, serving staggered three-year terms, and such directors will be removable only for "cause." See "Management—Status as a Controlled Company."

Our Offices

Our principal executive offices are located at 800 Gessner Street, Suite 1000, Houston, Texas 77024, and our telephone number at that address is (713) 935-8900. Our website address is www.rangerenergy.com. Information contained on our website does not constitute part of this prospectus.

The Offering

Class A common stock offered by us(1)	5,000,000 shares (5,750,000 shares if the underwriters' option to purchase additional shares is exercised in full).
Class A common stock to be outstanding immediately after completion of this offering(1)	7,396,705 shares (8,146,705 shares if the underwriters' option to purchase additional shares is exercised in full).
Class B common stock to be outstanding immediately after completion of this offering(1)	6,703,295 shares, or one share for each Ranger Unit held by the Ranger Unit Holders (other than us) immediately following this offering. Class B shares are non-economic. When a Ranger Unit is redeemed for a share of Class A common stock, a corresponding share of Class B common stock will be cancelled.
Voting power of Class A common stock after giving effect to this offering(1)	52.5% (or 54.9% if the underwriters' option to purchase additional shares is exercised in full). The voting power of our Class A common stock would be 100% if all outstanding Ranger Units held by the Ranger Unit Holders (other than us) were redeemed (along with a corresponding number of shares of our Class B common stock) for newly issued shares of Class A common stock on a one-for-one basis.
Voting power of Class B common stock after giving effect to this offering(1)	47.5% (or 45.1% if the underwriters' option to purchase additional shares is exercised in full). The voting power of our Class B common stock would be 0% if all outstanding Ranger Units held by the Ranger Unit Holders (other than us) were redeemed (along with a corresponding number of shares of our Class B common stock) for newly issued shares of Class A common stock on a one-for-one basis.

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(1) Except as otherwise indicated, all information contained in this prospectus assumes that the shares of Class A common stock offered hereby will be sold at the midpoint of the price range set forth on the cover of this prospectus. Further, except as otherwise indicated, all information contained in this prospectus assumes or reflects the issuance of (i) 277,778 shares of our Class A common stock as partial consideration for the ESCO Acquisition, as described further under "—Recent Developments—ESCO Acquisition," and (ii) 457,471 shares of our Class A common stock and 1,002,646 Ranger Units (and a corresponding number of shares of our Class B common stock) to the Bridge Loan Lenders, as described further under "Our History and Corporate Reorganization." However, except as otherwise indicated, the information contained in this prospectus does not assume or reflect the issuance of any shares of Class A common stock reserved for issuance under our long-term incentive plan.

Voting rights	Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by shareholders generally. Each share of our Class B common stock entitles its holder to one vote on all matters to be voted on by shareholders generally. Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. See "Description of Capital Stock."
Use of proceeds	We expect to receive approximately $79.2 million of net proceeds from the sale of Class A common stock, after deducting underwriting discounts and estimated offering expenses payable by us (assuming the midpoint of the price range set forth on the cover page of this prospectus). Each $1.00 increase (decrease) in the public offering price would increase (decrease) our net proceeds by approximately $4.7 million.
	We intend to contribute all of the net proceeds received by us in this offering to Ranger LLC in exchange for Ranger Units. Ranger LLC will use (i) approximately $10.4 million of the net proceeds to fully repay amounts outstanding under the Ranger Line of Credit and the Ranger Note (based on amounts outstanding as of July 21, 2017), (ii) approximately $0.7 million of the net proceeds to pay cash bonuses to certain employees, (iii) approximately $45.2 million of the net proceeds to fund the remaining cash portion of the consideration for the ESCO Acquisition and (iv) the remaining net proceeds to acquire high-spec well service rigs, including pursuant to the NOV Purchase Agreement. Please see "Use of Proceeds."
Dividend policy	We currently anticipate that we will retain all future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends in the foreseeable future. Please see "Dividend Policy."

Directed share program	The underwriters have reserved for sale at the initial public offering price up to 5% of the Class A common stock being offered by this prospectus for sale to our directors, officers, employees and other parties associated with us through a directed share program. We do not know if these persons will choose to purchase all or any portion of those reserved shares, but any purchases they do make will reduce the number of shares available to the general public. See "Underwriting."
Listing symbol	We have been authorized to list our Class A common stock on the NYSE under the symbol "RNGR."
Risk factors	You should carefully read and consider the information set forth under the heading "Risk Factors" and all other information set forth in this prospectus before deciding to invest in our Class A common stock.

	Predecessor				Pro Forma Ranger Energy Services, Inc.(1)	
	Year Ended December 31,		Three Months Ended March 31,		Year Ended December 31, 2016	Three Months Ended March 31, 2017
	2015	2016	2016	2017		
			(unaudited)		(unaudited)	
	(dollars in millions, except share, per share and operational amounts)					
Statements of Operations Data:						
Revenues:						
Well Services	$ 9.7	$ 46.3	$ 3.6	$ 27.3	$ 119.5	$ 36.8
Processing Solutions	11.5	6.5	1.2	1.8	6.5	1.8
Total revenues	21.2	52.8	4.8	29.1	126.0	38.6
Operating expenses:						
Cost of services (excluding depreciation and amortization shown separately):						
Well Services	8.2	36.7	2.9	23.2	95.6	28.9
Processing Solutions	7.9	2.6	0.6	0.7	2.6	0.7
Total cost of services	16.1	39.3	3.5	23.9	98.2	29.6
General and administrative	7.8	11.4	1.7	7.3	26.7	10.1
Depreciation and amortization	2.1	6.6	0.9	3.6	22.0	5.5
Impairment of goodwill	1.6	—	—	—		
Total operating expenses	27.6	57.3	6.1	34.8	146.9	45.2
Operating loss	(6.4)	(4.5)	(1.3)	(5.7)	(20.9)	(6.6)
Interest expense, net	(0.3)	(0.5)	(0.1)	(0.5)	(1.1)	(0.1)
Loss before income taxes	(6.7)	(5.0)	(1.4)	(6.2)	(22.0)	(6.7)
Income tax provision(2)	—	—	—	—	0.1	1.3
Net loss	$ (6.7)	$ (5.0)	$ (1.4)	$ (6.2)	$ (22.1)	$ (8.0)
Less: net loss attributable to non-controlling interest					(10.5)	(3.8)
Net loss attributable to shareholders					$ (11.6)	$ (4.2)
Net loss per share(3):						
Basic					$ (1.97)	$ (0.71)
Diluted					(1.97)	(0.71)
Weighted average shares outstanding(3):						
Basic					5,881,629	5,881,629
Diluted					5,881,629	5,881,629
Statements of Cash Flows Data:						
Cash flows used in operating activities	$ (5.2)	$ (5.2)	$ (0.3)	$ (6.8)		
Cash flows used in investing activities	(25.5)	(25.4)	(1.4)	(7.3)		
Cash flows provided by financing activities	28.9	31.1	2.1	14.5		
Other Data:						
Capital Expenditures	$ 26.8	$ 12.2	$ 1.4	$ 11.8		
Adjusted EBITDA(4)	(2.6)	3.1	(0.4)	(0.6)	$ 2.1	$ 2.1
Rig Hours(5)	22,800	68,800	8,400	39,100		
Rig Utilization(6)	188	178	177	194		
Balance Sheet Data (at end of period):						
Cash and cash equivalents	$ 1.1	$ 1.6		$ 2.0		$ 31.4
Working capital (total current assets less total current liabilities)	0.3	10.4		(17.5)		37.5
Total assets	54.0	135.7		159.7		249.8
Long-term debt(7)	10.0	12.1		22.5		7.0
Total net parent investment/stockholders' equity (including non-controlling interest)	40.3	112.6		110.8		215.4

(1) Our Predecessor's, Magna's and Bayou's fiscal years end on December 31 and ESCO's fiscal year ends on April 30. Because the fiscal year ends of our Predecessor and ESCO differ by greater than 93 days, the summary unaudited pro forma financial information for the fiscal year ended December 31, 2016 and as of and for the three months

ended March 31, 2017, respectively, has been prepared using ESCO's unaudited financial information for the twelve months ended January 31, 2017 and as of and for the three months ended April 30, 2017, respectively.

(2) We have not historically been a tax-paying entity subject to U.S. federal and state income taxes, other than Texas franchise tax. The unaudited pro forma condensed financial statements have been prepared on the basis that we will be taxed as a corporation under the U.S. Internal Revenue Code of 1986, as amended, and as a result, will become a tax-paying entity.

(3) Weighted average shares outstanding used to compute pro forma earnings per share exclude 6,703,295 shares of Class B Common Stock, as these shares would be antidilutive. The Company uses the "if-converted" method to determine the potential dilutive effect of its Class B Common Stock. On a pro forma basis for the year ended December 31, 2016 and the three months ended March 31, 2017, shares of Class B Common Stock were not recognized in dilutive earnings per share calculations as they would have been antidilutive.

(4) Adjusted EBITDA is not a financial measure determined in accordance with generally accepted accounting principles ("GAAP"). We define Adjusted EBITDA as net loss before interest expense, net, income tax provision (benefit), depreciation and amortization, equity-based compensation, acquisition-related and severance costs, impairment of goodwill, costs incurred for IPO-related services and certain other items that we do not view as indicative of our ongoing performance.

We believe Adjusted EBITDA is a useful performance measure because it allows for an effective evaluation of our operating performance when compared to our peers, without regard to our financing methods or capital structure. We exclude the items listed above from net loss in arriving at Adjusted EBITDA because these amounts can vary substantially within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, net loss determined in accordance with GAAP. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company's financial performance, such as a company's cost of capital and tax structure, as well as the historic costs of depreciable assets, none of which are reflected in Adjusted EBITDA. Our presentation of Adjusted EBITDA should not be construed as an indication that our results will be unaffected by the items excluded from Adjusted EBITDA. Our computations of Adjusted EBITDA may not be identical to other similarly titled measures of other companies. The following table presents a reconciliation of Adjusted EBITDA to net loss, our most directly comparable financial measure calculated and presented in accordance with GAAP.

	Predecessor				Pro Forma Ranger Energy Services, Inc.	
	Year Ended December 31,		Three Months Ended March 31,		Year Ended December 31, 2016	Three Months Ended March 31, 2017
(in millions)	2015	2016	2016	2017		
			(unaudited)		(unaudited)	
Net loss	$(6.7)	$(5.0)	$(1.4)	$(6.2)	$(22.1)	$(8.0)
Interest expense, net	0.3	0.5	0.1	0.5	1.1	0.1
Income tax provision	—	—	—	—	0.1	1.3
Depreciation and amortization	2.1	6.6	0.9	3.6	22.0	5.5
Equity-based compensation	0.1	0.5	—	0.4	0.5	0.4
Acquisition-related and severance costs	—	0.5	—	1.1	0.5	1.1
Costs incurred for IPO-related services	—	—	—	—	—	1.7
Impairment of goodwill	1.6	—	—	—	—	—
Adjusted EBITDA	$(2.6)	$ 3.1	$(0.4)	$(0.6)	$ 2.1	$ 2.1

(5) Represents the approximate aggregate number of hours that our well service rigs actively worked during the periods presented.

(6) We measure rig utilization by reference to average monthly hours per rig, which is calculated by dividing (i) the approximate aggregate operating well service rig hours for the periods presented by (ii) the aggregate number of well service rigs in our fleet during such period, as aggregated on a monthly basis utilizing a mid-month convention whereby a well service rig added to our fleet during a month, meaning that we have taken delivery of such well service rig, is assumed to be in our fleet for one half of such month. For additional information regarding our average monthly hours per rig, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—How We Evaluate Our Operations—Rig Utilization."

(7) Includes both current and non-current portions of long-term debt and related party debt. Pro forma amount represents the current and non-current portions of secured seller notes totaling $7.0 million that are included as part of the consideration for the ESCO Acquisition.

customer fails to pay us, our revenues would be impacted and our operating results and financial condition could be materially harmed. Additionally, if we were to lose any material customer, we may not be able to redeploy our equipment at similar utilization or pricing levels or within a short period of time and such loss could have a material adverse effect on our business, liquidity position, financial condition, prospects and results of operations until the equipment is redeployed at similar utilization or pricing levels.

We are exposed to the credit risk of our customers, and any material nonpayment or nonperformance by our customers could adversely affect our financial results.

We are subject to the risk of loss resulting from nonpayment or nonperformance by our customers, many of whose operations are concentrated solely in the domestic E&P industry which, as described above, is subject to volatility and, therefore, credit risk. Our credit procedures and policies may not be adequate to fully reduce customer credit risk. If we are unable to adequately assess the creditworthiness of existing or future customers or unanticipated deterioration in their creditworthiness, any resulting increase in nonpayment or nonperformance by them and our inability to re-market or otherwise use our equipment could have a material adverse effect on our business, liquidity position, financial condition, prospects or results of operations.

We face intense competition that may cause us to lose market share and could negatively affect our ability to market our services and expand our operations.

The oilfield services business is highly competitive and fragmented. Some of our competitors are small companies capable of competing effectively in our markets on a local basis, while others have a broader geographic scope, greater financial and other resources, or other cost efficiencies. Our competitors may be able to respond more quickly to new or emerging technologies and services and changes in customer requirements. Additionally, there may be new companies that enter our business, or re-enter our business with significantly reduced indebtedness following emergence from bankruptcy, or our existing and potential customers may develop their own oilfield services business. Our ability to maintain current revenues and cash flows, and our ability to market our services and expand our operations, could be adversely affected by the activities of our competitors and our customers. If our competitors substantially increase the resources they devote to the development and marketing of competitive services or substantially decrease the prices at which they offer their services, we may be unable to effectively compete. Many contracts are awarded on a bid basis, which may further increase competition based primarily on price. The competitive environment may be further intensified by mergers and acquisitions among oil and natural gas companies or other events that have the effect of reducing the number of available customers. All of these competitive pressures could have a material adverse effect on our business, liquidity position, financial condition, prospects and results of operations. Some of our larger competitors provide a broader range of services on a regional, national or worldwide basis. These companies may have a greater ability to continue oilfield service activities during periods of low commodity prices and to absorb the burden of present and future federal, state, local and other laws and regulations. Any inability to compete effectively could have a material adverse impact on our financial condition and results of operations.

We currently rely on a limited number of third-party manufacturers to build the new high-spec well service rigs that we purchase, and such reliance exposes us to risks including price and timing of delivery.

We currently rely on a limited number of third-party manufacturers to build our new high-spec well service rigs. For example, approximately 55% of our high-spec well service rigs were manufactured by NOV. Pursuant to the NOV Purchase Agreement, we expect to accept delivery of an additional 22 high-spec well service rigs periodically throughout the remainder of 2017; however, NOV is not obligated pursuant to the NOV Purchase Agreement to deliver such high-spec well service rigs during

Because ESCO's historical rig utilization as measured by average <u>monthly</u> hours per rig has been lower than ours in recent periods, we expect our rig utilization to decrease during the course of an initial integration period during 2017 and the beginning of 2018. Accordingly, there can be no assurance that the rig utilization for the well service rigs acquired in the ESCO Acquisition will align with the rig utilization of the well service rigs in our existing well service rig fleet on our anticipated timeline or at all.

For additional information regarding the potential impact of the ESCO Acquisition on our results of operations, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Impacting the Comparability of Results of Operations—ESCO Acquisition."

We may have difficulty managing growth in our business, which could adversely affect our financial condition and results of operations.

As a recently formed company, growth in accordance with our business plan, if achieved, could place a significant strain on our financial, operational and management resources. As we expand the scope of our activities and our geographic coverage through both organic growth and acquisitions, there will be additional demands on our financial, technical, operational and management resources. The failure to continue to upgrade our technical, administrative, operating and financial control systems or the occurrences of unexpected expansion difficulties, including the failure to recruit and retain experienced managers, engineers and other professionals in the oilfield services industry, could have a material adverse effect on our business, liquidity position, financial condition, prospects and results of operations and our ability to successfully or timely execute our business plan.

We will incur significant capital expenditures for new equipment as we grow our operations and may be required to incur further capital expenditures as a result of advancements in oilfield services technologies.

As we grow our operations we will be required to incur significant capital expenditures to build, acquire, update or replace our existing well service rigs and other equipment. Such demands on our capital and the increase in cost of labor necessary to operate such well service rigs and other equipment could have a material adverse effect on our business, liquidity position, financial condition, prospects and results of operations and may increase our costs. To the extent we are unable to fund such projects, we may have less equipment available for service or our equipment may not be attractive to current or potential customers.

In addition, because the oilfield services industry is characterized by significant technological advancements and introductions of new products and services using new technologies, we may lose market share or be placed at a competitive disadvantage as competitors and others use or develop new technologies or technologies comparable to ours in the future. Further, we may face competitive pressure to implement or acquire certain new technologies at a substantial cost. Some of our competitors may have greater financial, technical and personnel resources than we do, which may allow them to gain technological advantages or implement new technologies before we can. Additionally, we may be unable to implement new technologies or services at all, on a timely basis or at an acceptable cost.

In addition to technological advancements by our competitors, new technology could also make it easier for our customers to vertically integrate their operations or otherwise conduct their activities without the need for our equipment and services, thereby reducing or eliminating the need for our services. For example, if further advancements in drilling and completion techniques cause our E&P customers to require well service rigs with different or higher specifications than those in our existing and expected future fleet, or to otherwise require well service equipment that we do not currently own or operate, we may be required to incur significant additional capital expenditures to obtain any such new rigs or other equipment in an effort to meet customer demand. Limits on our ability to effectively

31

The U.S. Environmental Protection Agency ("EPA") also issued a Federal Implementation Plan ("FIP") to implement the Federal Minor New Source Review Program on tribal lands for oil and natural gas production. The FIP creates a permit-by-rule process for minor air sources that also incorporates emission limits and other requirements under various federal air quality standards, applying them to a range of equipment and processes used in oil and natural gas production. The FIP does not apply in areas of ozone non-attainment. As a result, the EPA may impose area-specific regulations in certain areas identified as tribal lands that may require additional emissions controls on existing equipment.

Depending on the ultimate outcome of any agency reviews and pending litigation, these regulations could result in increased compliance costs or additional operating restrictions, and could have a material adverse effect on our business, liquidity position, financial condition, prospects, results of operations, demand for our services and cash flows.

Any future indebtedness could adversely affect our financial condition.

We will have $7.0 million of seller notes outstanding at the closing of this offering, and expect that we will be able to borrow approximately $18.0 million to $21.0 million, subject to adjustment based on, among other things, the eligibility and amount of our accounts receivable, under our Credit Facility, the terms of which are described further under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Our Debt Agreements."

In addition, subject to the limits contained in our Credit Facility, we may incur substantial additional debt from time to time. Any borrowings we may incur in the future would have several important consequences for our future operations, including that:

- covenants contained in the documents governing such indebtedness may require us to meet or maintain certain financial tests, which may affect our flexibility in planning for, and reacting to, changes in our industry, such as being able to take advantage of acquisition opportunities when they arise;

- our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes may be limited;

- we may be competitively disadvantaged compared to our competitors that have greater access to capital resources; and

- we may be more vulnerable to adverse economic and industry conditions.

In addition, we may have significant principal payments due at specified future dates under the documents governing our indebtedness. Our ability to meet such principal obligations will be dependent upon future performance, which in turn will be subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control. Our business may not continue to generate sufficient cash flow from operations to repay any incurred indebtedness. If we are unable to generate sufficient cash flow from operations, we may be required to sell assets, to refinance all or a portion of such indebtedness or to obtain additional financing.

Our Credit Facility will subject us to various financial and other restrictive covenants. These restrictions may limit our operational or financial flexibility and could subject us to potential defaults under our Credit Facility.

Our Credit Facility will subject us to significant financial and other restrictive covenants, including, but not limited to, restrictions on incurring additional debt and certain distributions. Our ability to part or all of your investment in our Class A common stock. The initial public offering price will be negotiated between us and representatives of the underwriters, based on numerous factors that we discuss in "Underwriting," and may not be indicative of the market price of our Class A common stock after this offering. Consequently, you may not be able to sell shares of our Class A common stock at prices equal to or greater than the price paid by you in this offering.

The following factors could affect our stock price:

- quarterly variations in our financial and operating results;

- the public reaction to our press releases, our other public announcements and our filings with the SEC;

- strategic actions by our competitors;

- changes in revenues or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

- speculation in the press or investment community;

- the failure of research analysts to cover our Class A common stock;

- sales of our Class A common stock by us or other shareholders, or the perception that such sales may occur;

- equity capital markets transactions by other oilfield services companies, including by way of initial public offerings;

- changes in accounting principles, policies, guidance, interpretations or standards;

- additions or departures of key management personnel;

- actions by our shareholders;

- general market conditions, including fluctuations in commodity prices;

- changes in, or investors' perception of, the oil and natural gas industry;

- litigation involving us, our industry, or both;

- domestic and international economic, legal and regulatory factors unrelated to our performance; and

- the realization of any risks described under this "Risk Factors" section.

The stock markets in general have experienced extreme volatility that has often been unrelated or disproportionate to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Class A common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company's securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management's attention and resources and harm our business, operating results and financial condition.

CSL has the ability to direct the voting of a majority of our voting stock, and their interests may conflict with those of our other shareholders.

Upon completion of this offering, the Existing Owners, CSL Opportunities II and CSL Holdings II will initially own approximately 60.0% of our voting stock (or approximately 57.0% if the underwriters' option to purchase additional shares is exercised in full). CSL holds a majority of the voting interests in each of the Existing Owners, CSL Opportunities II and CSL Holdings II. Assuming CSL and its affiliates purchase $12.5 million, or 694,444 shares (based on the midpoint of the price range set forth on the cover page of this prospectus), of our Class A common stock in this offering, CSL and its affiliates will beneficially own, upon completion of the offering, an aggregate of approximately 2,813,371 shares of Class A common stock, 6,340,795 Ranger Units and 6,340,795 shares of Class B common stock, representing approximately 64.9% of the voting power of our capital stock (or approximately 61.6% if the underwriters' option to purchase additional shares is exercised in full). As a result, CSL will be able to control matters requiring shareholder approval, including the election of directors (other than certain rights of Bayou Holdings to designate nominees to our board of directors as discussed further herein), changes to our organizational documents and significant corporate transactions. This concentration of ownership makes it unlikely that any other holder or group of holders of our Class A common stock (other than Bayou Holdings) will be able to affect the way we are managed or the direction of our business. Further, in connection with the consummation of this offering, we will enter into a stockholders' agreement with the Existing Owners and the Bridge Loan Lenders. Among other things, the stockholders' agreement is expected to provide (i) CSL with the right to designate a certain number of nominees to our board of directors for so long as CSL beneficially owns at least 10% of our common stock and (ii) Bayou Holdings with the right to designate two nominees to our board of directors for so long as CSL beneficially owns at least 50% of our common stock. See "Certain Relationships and Related Party Transactions—Stockholders' Agreement." The interests of CSL and Bayou Holdings with respect to matters potentially or actually involving or affecting us, such as future acquisitions, financings and other corporate opportunities and attempts to acquire us, may conflict with the interests of our other shareholders.

For example, CSL and Bayou Holdings may have different tax positions from us, especially in light of the Tax Receivable Agreement, that could influence their decisions regarding whether and when to support the disposition of assets, the incurrence or refinancing of new or existing indebtedness, or the termination of the Tax Receivable Agreement and the acceleration of our obligations thereunder. In addition, the determination of future tax reporting positions, the structuring of future transactions and the handling of any challenge by any taxing authority to our tax reporting positions may take into consideration CSL's or Bayou Holdings' tax or other considerations that may differ from the considerations of us or our other shareholders. Please see "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

Given this concentrated ownership, CSL (and, in certain circumstances, Bayou Holdings) would have to approve any potential acquisition of us. The existence of a significant shareholder and the stockholders' agreement may have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of our other shareholders to approve transactions that they may deem to be in the best interests of our company. Moreover, CSL's concentration of stock ownership may adversely affect the trading price of our Class A common stock to the extent investors perceive a disadvantage in owning stock of a company with a significant shareholder.

Certain of our executive officers and directors have significant duties with, and spend significant time serving, entities that may compete with us in seeking acquisitions and business opportunities and, accordingly, may have conflicts of interest in allocating time or pursuing business opportunities.

Certain of our executive officers and directors, who are responsible for managing the direction of our operations, hold positions of responsibility with other entities (including affiliated entities) that are in the oil and natural gas industry. These executive officers and directors may become aware of business opportunities that may be appropriate for presentation to us as well as to the other entities with which they are or may become affiliated. Due to these existing and potential future affiliations, these individuals may present potential business opportunities to other entities prior to presenting them to us, which could cause additional conflicts of interest. They may also decide that certain opportunities

Our amended and restated certificate of incorporation and amended and restated bylaws, as well as Delaware law, will contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our Class A common stock and could deprive our investors of the opportunity to receive a premium for their shares.

Our amended and restated certificate of incorporation will authorize our board of directors to issue preferred stock without shareholder approval in one or more series, designate the number of shares constituting any series, and fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire us. In addition, some provisions of our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our shareholders. These provisions include:

- after CSL and its affiliates no longer collectively hold more than 50% of the voting power of our common stock, dividing our board of directors into three classes of directors, with each class serving staggered three-year terms;

- after CSL and its affiliates no longer collectively hold more than 50% of the voting power of our common stock, providing that all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock, only be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum (prior to such time, vacancies may also be filled by shareholders holding a majority of the outstanding shares entitled to vote);

- after CSL and its affiliates no longer collectively hold more than 50% of the voting power of our common stock, permitting any action by shareholders to be taken only at an annual meeting or special meeting rather than by a written consent of the shareholders, subject to the rights of any series of preferred stock with respect to such rights;

- after CSL and its affiliates no longer collectively hold more than 50% of the voting power of our common stock, permitting special meetings of our shareholders to be called only by our board of directors pursuant to a resolution adopted by the affirmative vote of a majority of the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships (prior to such time, a special meeting may also be called at the request of shareholders holding a majority of the outstanding shares entitled to vote);

- after CSL and its affiliates no longer collectively hold more than 50% of the voting power of our common stock, requiring the affirmative vote of the holders of at least 66⅔% in voting power of all then outstanding common stock entitled to vote generally in the election of directors, voting together as a single class, to remove any or all of the directors from office at any time, and directors will be removable only for "cause";

- prohibiting cumulative voting in the election of directors;

- establishing advance notice provisions for shareholder proposals and nominations for elections to the board of directors to be acted upon at meetings of shareholders; and

- providing that the board of directors is expressly authorized to adopt, or to alter or repeal our bylaws.

In addition, certain change of control events have the effect of accelerating the payment due under the Tax Receivable Agreement, which could be substantial and accordingly serve as a deterrent to a potential acquirer of our company. Please see "—Risks Related to Our Corporate Reorganization and Resulting Structure—In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement."

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our shareholders, which could limit our shareholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (the "DGCL"), our amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our amended and restated certificate of incorporation described in the preceding sentence. This choice of forum provision may limit a shareholder's ability to bring a claim in a judicial forum that it considers more likely to be favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition, prospects or results of operations.

Investors in this offering will experience immediate and substantial dilution of $4.62 per share.

Based on an assumed initial public offering price of $18.00 per share (the midpoint of the price range set forth on the cover of this prospectus), purchasers of our Class A common stock in this offering will experience an immediate and substantial dilution of $4.62 per share in the as adjusted net tangible book value per share of Class A common stock from the initial public offering price, and our as adjusted net tangible book value as of March 31, 2017 after giving effect to this offering and the transactions related thereto would be $13.38 per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See "Dilution."

We do not intend to pay cash dividends on our Class A common stock, and our Credit Facility will place certain restrictions on our ability to do so. Consequently, your only opportunity to achieve a return on your investment is if the price of our Class A common stock appreciates.

We do not plan to declare cash dividends on shares of our Class A common stock in the foreseeable future. Additionally, our Credit Facility will place certain restrictions on our ability to pay cash dividends. Consequently, your only opportunity to achieve a return on your investment in us will be if you sell your Class A common stock at a price greater than you paid for it. There is no guarantee that the price of our Class A common stock that will prevail in the market will ever exceed the price that you pay in this offering.

Future sales of our Class A common stock in the public market, or the perception that such sales may occur, could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may sell additional shares of Class A common stock or securities convertible into Class A common stock in subsequent public offerings. After the completion of this offering, we will have outstanding 7,396,705 shares of Class A common stock (or 8,146,705 shares of Class A common stock if the underwriters' option to purchase additional shares is fully exercised), which may be resold immediately in the public market. Following the completion of this offering, the Existing Owners and the Bridge Loan Lenders will own 6,703,295 shares of our Class B common stock, or, assuming full exercise of the underwriters' option to purchase additional shares, approximately 45.1% of our total outstanding shares. The Existing Owners and the Bridge Loan Lenders will be party to a registration rights agreement, which will require us to effect the registration of any shares of Class A common stock held by an Existing Owner or Bridge Loan Lender or that an Existing Owner or Bridge Loan Lender receives upon redemption of its shares of Class B common stock in certain circumstances no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering.

In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of 1,250,000 shares of our Class A common stock issued or reserved for issuance under our long term incentive plan. Subject to the satisfaction of vesting conditions, the expiration of lock-up agreements and the requirements of Rule 144, shares registered under the registration statement on Form S-8 may be made available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of our Class A common stock or securities convertible into Class A common stock or the effect, if any, that future issuances and sales of shares of our Class A common stock will have on the market price of our Class A common stock. Sales of substantial amounts of our Class A common stock (including shares issued in connection with the ESCO Acquisition or other acquisitions), or the perception that such sales could occur, may adversely affect prevailing market prices of our Class A common stock.

Credit Suisse Securities (USA) LLC and Piper Jaffray & Co. may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our Class A common stock.

We, our shareholders and all of our directors and executive officers have entered or will enter into lock-up agreements pursuant to which we and they will be subject to certain restrictions with respect to the sale or other disposition of our Class A common stock or securities convertible into Class A common stock for a period of 180 days following the date of this prospectus. Credit Suisse Securities (USA) LLC and Piper Jaffray & Co., at any time and without notice, may release all or any portion of the Class A common stock subject to the foregoing lock-up agreements. See "Underwriting" for more information on these agreements. If the restrictions under the lock-up agreements are waived, then the Class A common stock, subject to compliance with the Securities Act or exceptions therefrom, will be available for sale into the public markets, which could cause the market price of our Class A common stock to decline and impair our ability to raise capital.

We may issue preferred stock, the terms of which could adversely affect the voting power or value of our Class A common stock.

Our amended and restated certificate of incorporation will authorize us to issue, without the approval of our shareholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our Class A common stock

In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

If we elect to terminate the Tax Receivable Agreement early or it is terminated early due to our breach of a material obligation thereunder or due to certain mergers, asset sales, other forms of business combinations or other changes of control, our obligations under the Tax Receivable Agreement would accelerate and we would be required to make an immediate payment equal to the present value of the anticipated future payments to be made by us under the Tax Receivable Agreement (determined by applying a discount rate equal to one-year London Interbank Offered Rate ("LIBOR") plus 150 basis points. The calculation of anticipated future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement, including (i) the assumption that we have sufficient taxable income to fully utilize the tax benefits covered by the Tax Receivable Agreement (including having sufficient taxable income to currently utilize any accumulated net operating loss carryforwards) and (ii) the assumption that any Ranger Units (other than those held by us) outstanding on the termination date are deemed to be redeemed on the termination date. Any early termination payment may be made significantly in advance of the actual realization, if any, of the future tax benefits to which the termination payment relates.

As a result of either an early termination or a change of control, we could be required to make payments under the Tax Receivable Agreement that exceed our actual cash tax savings under the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales or other forms of business combinations or changes of control that could be in the best interests of holders of our Class A common stock. For example, if the Tax Receivable Agreement were terminated immediately after this offering (assuming $18.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, as the initial offering price to the public), the present value of the estimated termination payments would, in the aggregate, be approximately $71.3 million (calculated using a discount rate equal to one-year LIBOR plus 150 basis points, applied against an undiscounted liability of approximately $96.3 million). The foregoing amount is merely an estimate and the actual payment could differ materially. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement.

Please see "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

In the event that our payment obligations under the Tax Receivable Agreement are accelerated upon certain mergers, other forms of business combinations or other changes of control, the consideration payable to holders of our Class A common stock could be substantially reduced.

If we experience a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations), we would be obligated to make a substantial, immediate lump-sum payment, and such payment may be significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the payment relates. As a result of this payment obligation, holders of our Class A common stock could receive substantially less consideration in connection with a change of control transaction than they would receive in the absence of such obligation. Further, our payment obligations under the Tax Receivable Agreement will not be conditioned upon the TRA Holders' having a continued interest in us or Ranger LLC. Accordingly, the TRA Holders' interests may conflict with those of the holders of our Class A common stock. Please read "—Risks Related to Our Corporate Reorganization and Resulting Structure—In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement" and "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $79.2 million (assuming the midpoint of the price range set forth on the cover of this prospectus), after deducting estimated underwriting discounts and commissions as well as estimated offering expenses of approximately $5.0 million in the aggregate. We intend to contribute all of the net proceeds received by us in this offering to Ranger LLC in exchange for 5,000,000 Ranger Units. Ranger LLC will use (i) approximately $10.4 million of the net proceeds to fully repay amounts outstanding under the Ranger Line of Credit and the Ranger Note (based on amounts outstanding as of July 21, 2017), (ii) approximately $0.7 million of the net proceeds to pay cash bonuses to certain employees, as described further under "Executive Compensation," (iii) approximately $45.2 million of the net proceeds to fund the remaining cash portion of the consideration for the ESCO Acquisition and (iv) the remaining net proceeds to acquire high-spec well service rigs, including pursuant to the NOV Purchase Agreement.

As of March 31, 2017, we had $5.0 million of outstanding borrowings under the Ranger Line of Credit, which matures in April 2018 and, as of March 31, 2017, bore interest at 4.28%, and $5.8 million of outstanding borrowings under the Ranger Note, which is payable in equal monthly installments through May 1, 2019, and as of March 31, 2017, bore interest at 4.28%. The outstanding borrowings under the Ranger Line of Credit and the Ranger Note were incurred to fund capital expenditures and for general corporate purposes. Pursuant to the terms of the Ranger Note, we made aggregate payments thereon of $0.4 million in April, May, June and July 2017, as a result of which the outstanding balance under the Ranger Note was $5.4 million as of July 21, 2017. In connection with the consummation of this offering and the use of proceeds therefrom, we intend to fully repay and terminate the Ranger Line of Credit and the Ranger Note and enter into a new credit agreement providing for a $50.0 million Credit Facility. For additional information, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Our Debt Agreements."

A $1.00 increase or decrease in the assumed initial public offering price of $18.00 per share would cause the net proceeds from this offering received by us, after deducting the underwriting discounts and commissions and estimated offering expenses, to increase or decrease, respectively, by approximately $4.7 million, assuming the number of shares offered by us (as set forth on the cover page of this prospectus) remains the same. If the proceeds increase due to a higher initial public offering price, we would use the additional net proceeds to acquire additional high-spec well service rigs, including pursuant to the NOV Purchase Agreement. If the proceeds decrease due to a lower initial public offering price, we would reduce by a corresponding amount the net proceeds to be used to acquire high-spec well service rigs, including pursuant to the NOV Purchase Agreement.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2017:

- on an actual basis; and

- as adjusted to give effect to (i) the transactions described under "Our History and Corporate Reorganization" (including the issuance of shares of our Class A common stock and Class B common stock to the Bridge Loan Lenders), (ii) the sale of shares of our Class A common stock in this offering at the initial offering price of $18.00 per share (the midpoint of the price range set forth on the cover of this prospectus) and the application of the net proceeds therefrom as described under "Use of Proceeds," and (iii) the issuance of secured seller notes and shares of our Class A common stock as partial consideration for the ESCO Acquisition, as described further under "Summary—Recent Developments—ESCO Acquisition."

You should read the following table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of March 31, 2017	
	Actual	As Adjusted(1)
	(in millions, except number of shares and par value)	
Cash and cash equivalents(2)	$ 2.0	$ 31.4
Long-term debt, including current portion and related party debt:		
Term loans(3)	$ 17.5	$ —
Revolving credit facility(4)	5.0	—
Other long-term debt(5)	—	7.0
Total long-term debt	22.5	7.0
Net parent investment/Shareholders' Equity:		
Net parent investment	$110.8	$ —
Preferred stock, $0.01 per share; no shares authorized, issued or outstanding (Actual), 50,000,000 shares authorized, no shares issued and outstanding (As Adjusted)	—	—
Class A common stock, $0.01 par value; no shares authorized, issued or outstanding (Actual); 100,000,000 shares authorized, 7,396,705 shares issued and outstanding (As Adjusted)	—	0.1
Class B common stock, $0.01 par value, no shares authorized, issued or outstanding (Actual); 100,000,000 shares authorized, 6,703,295 shares issued and outstanding (As Adjusted)	—	0.1
Additional paid-in capital	—	112.9
Net parent investment/shareholders' equity	110.8	113.1
Non-controlling interests	—	102.3
Total net parent investment/shareholders' equity	110.8	215.4
Total capitalization	$133.3	$222.4

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(1) A $1.00 increase (decrease) in the assumed initial public offering price of $18.00 per share (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) each of additional paid-in capital, total net parent investment/shareholders' equity and total capitalization by approximately $4.7 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses. We may also increase or decrease the

number of shares we are offering. An increase (decrease) of 100,000 shares offered by us at an assumed initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of additional paid-in capital, total net parent investment/shareholders' equity and total capitalization by approximately $1.7 million after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

(2) We received aggregate cash proceeds of $9.9 million under the Ranger Bridge Loan from March 31, 2017 through July 21, 2017. We made a cash payment of $2.5 million on May 30, 2017 as a deposit for the ESCO Acquisition and aggregate cash payments of $0.9 million from March 31, 2017 through July 21, 2017 for the repayment of amounts outstanding under the Ranger Note and the First Torrent Note.

(3) The "Actual" column includes amounts outstanding under the Ranger Note, the First Torrent Note (as defined herein) and the Ranger Bridge Loan as of March 31, 2017. We repaid and terminated the First Torrent Note on July 11, 2017. The Ranger Bridge Loan was increased from $11.1 million to $21.0 million from March 31, 2017 through July 21, 2017. In connection with the consummation of this offering, we intend to fully repay and terminate the Ranger Note and the Ranger Bridge Loan (and, in the case of the Ranger Bridge Loan, issue certain equity interests in us and Ranger LLC as consideration therefor, as described in "Our History and Corporate Reorganization").

(4) The "Actual" column includes amounts outstanding under the Ranger Line of Credit as of March 31, 2017. In connection with the consummation of this offering, we intend to fully repay and terminate the Ranger Line of Credit and enter into the new Credit Facility, a $50.0 million senior secured revolving credit facility. For additional information, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Our Debt Agreements."

(5) As-adjusted amount represents the current and non-current portions of secured seller notes totaling $7.0 million that are included as part of the consideration for the ESCO Acquisition.

DILUTION

Purchasers of the Class A common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the Class A common stock for accounting purposes. Our net tangible book value as of March 31, 2017, after giving pro forma effect to the transactions described under "Our History and Corporate Reorganization," other than the issuance of shares of Class A common stock and Ranger Units (and corresponding shares of Class B common stock) to the Bridge Loan Lenders, was approximately $100.1 million, or $13.60 per share of Class A common stock. Pro forma net tangible book value per share is determined by dividing our pro forma tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of Class A common stock (assuming that 100% of Ranger Units have been redeemed for Class A common stock) that will be outstanding immediately prior to the closing of this offering including giving effect to our corporate reorganization. After giving effect to the sale of the shares in this offering, the issuance of shares of Class A common stock as partial consideration for the ESCO Acquisition and the issuance of shares of Class A common stock and Ranger Units (and corresponding shares of Class B common stock) to the Bridge Loan Lenders, and further assuming the receipt of the estimated net proceeds from this offering (after deducting estimated underwriting discounts and commissions and estimated offering expenses), our adjusted pro forma net tangible book value as of March 31, 2017 would have been approximately $188.7 million, or $13.38 per share. This represents an immediate decrease in the net tangible book value of $0.22 per share to the Existing Owners and an immediate dilution (i.e., the difference between the offering price and the adjusted pro forma net tangible book value after this offering) to new investors of $4.62 per share. The following table illustrates the per share dilution to new investors (assuming that 100% of Ranger Units have been redeemed for Class A common stock):

Initial public offering price per share of Class A common stock	$18.00
Pro forma net tangible book value per share of Class A common stock as of March 31, 2017 (after giving effect to our corporate reorganization as described above)	$13.60
Decrease per share of Class A common stock attributable to this offering and related transactions as described above	(0.22)
As adjusted pro forma net tangible book value per share of Class A common stock (after giving further effect to this offering and related transactions as described above)	13.38
Dilution in pro forma net tangible book value per share of Class A common stock to new investors(1)	$ 4.62

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(1) If the initial public offering price were to increase or decrease by $1.00 per share, then dilution in pro forma net tangible book value per share to new investors would equal $5.29 or $3.95, respectively.

The following table summarizes, on an adjusted pro forma basis as of March 31, 2017, the total number of shares of Class A common stock owned by the Existing Owners (assuming that 100% of Ranger Units have been redeemed for Class A common stock) and to be owned by new investors, including investors in this offering, ESCO and the Bridge Loan Lenders, the total consideration paid, and the average price per share paid by the Existing Owners and to be paid by new investors at $18.00, calculated before deduction of estimated underwriting discounts and commissions.

	Shares Acquired		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent	
			(in thousands)		
Existing Owners	7,362,106	52.2%	$ 99,939	45.2%	$13.57
New investors(1)	6,737,894	47.8%	121,282	54.8	18.00
Total	14,100,000	100.0%	$221,221	100.0%	$15.69

(1) Includes investors in this offering, ESCO and the Bridge Loan Lenders.

The data in the table excludes 1,250,000 shares of Class A common stock reserved for issuance under our long-term incentive plan.

If the underwriters' option to purchase additional shares is exercised in full, the number of shares held by new investors will be increased to 7,487,894, or approximately 50.4% of the total number of shares of Class A common stock.

	Predecessor				Pro Forma Ranger Energy Services, Inc.(1)	
	Year Ended December 31,		Three Months Ended March 31,		Year Ended December 31, 2016	Three Months Ended March 31, 2017
	2015	2016	2016	2017		
			(unaudited)		(unaudited)	
	(dollars in millions, except share, per share and operational amounts)					
Statements of Operations Data:						
Revenues:						
Well Services	$ 9.7	$ 46.3	$ 3.6	$ 27.3	$ 119.5	$ 36.8
Processing Solutions	11.5	6.5	1.2	1.8	6.5	1.8
Total revenues	21.2	52.8	4.8	29.1	126.0	38.6
Operating expenses:						
Cost of services (excluding depreciation and amortization shown separately):						
Well Services	8.2	36.7	2.9	23.2	95.6	28.9
Processing Solutions	7.9	2.6	0.6	0.7	2.6	0.7
Total cost of services	16.1	39.3	3.5	23.9	98.2	29.6
General and administrative	7.8	11.4	1.7	7.3	26.7	10.1
Depreciation and amortization	2.1	6.6	0.9	3.6	22.0	5.5
Impairment of goodwill	1.6	—	—	—		
Total operating expenses	27.6	57.3	6.1	34.8	146.9	45.2
Operating loss	(6.4)	(4.5)	(1.3)	(5.7)	(20.9)	(6.6)
Interest expense, net	(0.3)	(0.5)	(0.1)	(0.5)	(1.1)	(0.1)
Loss before income taxes	(6.7)	(5.0)	(1.4)	(6.2)	(22.0)	(6.7)
Income tax provision(2)	—	—	—	—	0.1	1.3
Net loss	$ (6.7)	$ (5.0)	$ (1.4)	$ (6.2)	$ (22.1)	$ (8.0)
Less: net loss attributable to non-controlling interest					(10.5)	(3.8)
Net loss attributable to shareholders					$ (11.6)	$ (4.2)
Net loss per share(3):						
Basic					$ (1.97)	$ (0.71)
Diluted					(1.97)	(0.71)
Weighted average shares outstanding(3):						
Basic					5,881,629	5,881,629
Diluted					5,881,629	5,881,629
Statements of Cash Flows Data:						
Cash flows used in operating activities	$ (5.2)	$ (5.2)	$ (0.3)	$ (6.8)		
Cash flows used in investing activities	(25.5)	(25.4)	(1.4)	(7.3)		
Cash flows provided by financing activities	28.9	31.1	2.1	14.5		
Other Data:						
Capital Expenditures	$ 26.8	$ 12.2	$ 1.4	$ 11.8		
Adjusted EBITDA(4)	(2.6)	3.1	(0.4)	(0.6)	$ 2.1	$ 2.1
Rig Hours(5)	22,800	68,800	8,400	39,100		
Rig Utilization(6)	188	178	177	194		
Balance Sheet Data (at end of period):						
Cash and cash equivalents	$ 1.1	$ 1.6		$ 2.0		$ 31.4
Working capital (total current assets less total current liabilities)	0.3	10.4		(17.5)		37.5
Total assets	54.0	135.7		159.7		249.8
Long-term debt(7)	10.0	12.1		22.5		7.0
Total net parent investment/stockholders' equity (including non-controlling interest)	40.3	112.6		110.8		215.4

(1) Our Predecessor's, Magna's and Bayou's fiscal years end on December 31 and ESCO's fiscal year ends on April 30. Because the fiscal year ends of our Predecessor and ESCO differ by greater than 93 days, the selected unaudited pro forma financial information for the fiscal year ended December 31, 2016 and as of and for the

three months ended March 31, 2017, respectively, has been prepared using ESCO's unaudited financial information for the twelve months ended January 31, 2017 and as of and for the three months ended April 30, 2017, respectively.

(2) We have not historically been a tax-paying entity subject to U.S. federal and state income taxes, other than Texas franchise tax. The unaudited pro forma condensed financial statements have been prepared on the basis that we will be taxed as a corporation under the U.S. Internal Revenue Code of 1986, as amended, and as a result, will become a tax-paying entity.

(3) Weighted average shares outstanding used to compute pro forma earnings per share exclude 6,703,295 shares of Class B Common Stock, as these shares would be antidilutive. The Company uses the "if-converted" method to determine the potential dilutive effect of its Class B Common Stock. On a pro forma basis for the year ended December 31, 2016 and the three months ended March 31, 2017, shares of Class B Common Stock were not recognized in dilutive earnings per share calculations as they would have been antidilutive.

(4) Adjusted EBITDA is not a financial measure determined in accordance with GAAP. We define Adjusted EBITDA as net loss before interest expense, net, income tax provision (benefit), depreciation and amortization, equity-based compensation, acquisition-related and severance costs, impairment of goodwill, costs incurred for IPO-related services and certain other items that we do not view as indicative of our ongoing performance.

We believe Adjusted EBITDA is a useful performance measure because it allows for an effective evaluation of our operating performance when compared to our peers, without regard to our financing methods or capital structure. We exclude the items listed above from net loss in arriving at Adjusted EBITDA because these amounts can vary substantially within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, net loss determined in accordance with GAAP. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company's financial performance, such as a company's cost of capital and tax structure, as well as the historic costs of depreciable assets, none of which are reflected in Adjusted EBITDA. Our presentation of Adjusted EBITDA should not be construed as an indication that our results will be unaffected by the items excluded from Adjusted EBITDA. Our computations of Adjusted EBITDA may not be identical to other similarly titled measures of other companies. The following table presents a reconciliation of Adjusted EBITDA to net loss, our most directly comparable financial measure calculated and presented in accordance with GAAP.

	Predecessor				Pro Forma Ranger Energy Services, Inc.	
	Year Ended December 31,		Three Months Ended March 31,		Year Ended December 31, 2016	Three Months Ended March 31, 2017
(in millions)	2015	2016	2016	2017		
			(unaudited)		(unaudited)	
Net loss	$(6.7)	$(5.0)	$(1.4)	$(6.2)	$(22.1)	$(8.0)
Interest expense, net	0.3	0.5	0.1	0.5	1.1	0.1
Income tax provision	—	—	—	—	0.1	1.3
Depreciation and amortization	2.1	6.6	0.9	3.6	22.0	5.5
Equity-based compensation	0.1	0.5	—	0.4	0.5	0.4
Acquisition-related and severance costs	—	0.5	—	1.1	0.5	1.1
Costs incurred for IPO-related services	—	—	—	—	—	1.7
Impairment of goodwill	1.6	—	—	—	—	—
Adjusted EBITDA	$(2.6)	$ 3.1	$(0.4)	$(0.6)	$ 2.1	$ 2.1

(5) Represents the approximate aggregate number of hours that our well service rigs actively worked during the periods presented.

(6) We measure rig utilization by reference to average monthly hours per rig, which is calculated by dividing (i) the approximate aggregate operating well service rig hours for the periods presented by (ii) the aggregate number of well service rigs in our fleet during such period, as aggregated on a monthly basis utilizing a mid-month convention whereby a well service rig added to our fleet during a month, meaning that we have taken delivery of such well service rig, is assumed to be in our fleet for one half of such month. For additional information regarding our average monthly hours per rig, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—How We Evaluate Our Operations—Rig Utilization."

(7) Includes both current and non-current portions of long-term debt and related party debt. Pro forma amount represents the current and non-current portions of secured seller notes totaling $7.0 million that are included as part of the consideration for the ESCO Acquisition.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the "Prospectus Summary— Summary Historical Combined Consolidated and Unaudited Pro Forma Condensed Financial and Operating Data," "Selected Historical Combined Consolidated and Unaudited Pro Forma Condensed Financial and Operating Data" and the financial statements and related notes appearing elsewhere in this prospectus. This discussion contains "forward-looking statements" reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors. Factors that could cause or contribute to such differences include, but are not limited to, market prices for oil and natural gas, capital expenditures, economic and competitive conditions, regulatory changes and other uncertainties, as well as those factors discussed below and elsewhere in this prospectus, particularly in "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements," all of which are difficult to predict. In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur. We assume no obligation to update any of these forward-looking statements.

Overview

We are one of the largest independent providers of high-spec well service rigs and associated services in the United States, with a focus on technically demanding unconventional horizontal well completion and production operations. We believe that our fleet of 119 well service rigs (including 49 well service rigs to be acquired from ESCO) is among the newest and most advanced in the industry and, based on our historical rig utilization and feedback from our customers, we believe that we are an operator of choice for U.S. onshore E&P companies that require completion and production services at increasing lateral lengths. Our high-spec well service rigs facilitate operations throughout the lifecycle of a well, including (i) well completion support, such as milling out composite plugs used during hydraulic fracturing; (ii) workover, including retrieval and replacement of existing production tubing; (iii) well maintenance, including replacement of downhole artificial lift components; and (iv) decommissioning, such as plugging and abandonment operations. We also provide rental equipment, including well control packages, hydraulic catwalks and other equipment that are often deployed with our well service rigs. In addition, we own and operate a fleet of proprietary, modular natural gas processing equipment that processes rich natural gas streams at the wellhead or central gathering points. We have operations in most of the active oil and natural gas basins in the United States, including the Permian Basin, the Denver-Julesburg Basin, the Bakken Shale, the Eagle Ford Shale, the Haynesville Shale, the Gulf Coast and the SCOOP and STACK plays.

Our Predecessor and Ranger Inc.

Ranger Inc. was formed on February 17, 2017, and has not and will not conduct any material business operations prior to the transactions described under "Our History and Corporate Reorganization" other than certain activities related to this offering. Our Predecessor consists of Ranger Services and Torrent Services on a combined consolidated basis. In connection with the transactions described under "Our History and Corporate Reorganization," the Existing Owners will contribute the equity interests in the Predecessor Companies to us in exchange for 1,661,457 shares of our Class A common stock, 5,700,649 Ranger Units and 5,700,649 shares of our Class B common stock.

Ranger Services was, through Ranger Holdings, formed by CSL in June 2014 as a provider of high-spec well service rigs and associated services. Torrent Services was, through Torrent Holdings, acquired by CSL in September 2014 as a provider of proprietary, modular equipment for the processing of natural gas. In June 2016, CSL indirectly acquired substantially all of the assets of Magna, a provider of well services and wireline services, which it contributed to Ranger Services in September 2016. In

October 2016, Ranger Services acquired substantially all of the assets of Bayou, an owner and operator of high-spec well service rigs. The historical combined consolidated financial information of our Predecessor included in this prospectus presents the historical financial information of the Predecessor Companies, including, as applicable, the results of operations of Magna and Bayou for periods subsequent to their respective acquisitions. The historical combined consolidated financial information of our Predecessor is not indicative of the results that may be expected in any future periods. For more information, please see the historical combined consolidated and unaudited pro forma condensed financial statements and related notes thereto included elsewhere in this prospectus.

On May 30, 2017, as described further under "Prospectus Summary—Recent Developments—ESCO Acquisition," we entered into a definitive purchase agreement, which was subsequently amended and restated on July ___, 2017, with ESCO to acquire 49 high-spec well service rigs and certain ancillary equipment. The amended and restated agreement excluded certain assets and changed payments to include $7.0 million of secured seller notes. Unless otherwise indicated or the context otherwise requires, the historical financial and operating data included below in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" does not give effect to the ESCO Acquisition. For additional information regarding the potential impact of the ESCO Acquisition on our results of operations, please see "—Factors Impacting the Comparability of Results of Operations."

We conduct our operations through two segments: Well Services and Processing Solutions. Our Well Services segment has historically consisted of the results of operations of Ranger Services and, as applicable, Magna and Bayou from their respective acquisition dates, while our Processing Solutions segment has historically consisted of the results of operations of Torrent Services. Our Well Services segment provides high-spec well service rigs and complementary equipment and services in the United States, with a focus on technically demanding unconventional horizontal well completion, workover and maintenance operations. These services are fundamental to establishing and maintaining the flow of oil and natural gas throughout the productive life of a well. Our Processing Solutions segment engages in the rental, installation, commissioning, start-up, operation and maintenance of MRUs, NGL stabilizer units, NGL storage units and related equipment. We operate in most of the active oil and natural gas basins in the United States, including the Permian Basin, the Denver-Julesburg Basin, the Bakken Shale, the Eagle Ford Shale, the Haynesville Shale, the Gulf Coast and the SCOOP and STACK plays. For additional information about our assets and operations, please see "Business."

Industry Trends and Outlook

We operate our business within the oilfield services industry. Demand for oilfield services is primarily driven by the level of drilling, completion and production activity by E&P companies, which, in turn, depends largely on the current and anticipated profitability of developing oil and natural gas reserves. While overall demand for oilfield services in North America has declined from its highs in late 2014 as a result of the downturn in hydrocarbon prices and the corresponding decline in E&P activity, the industry has witnessed a recent increase in demand from its recent lows for these services as hydrocarbon prices have recovered. This demand should continue to increase if, as we expect, E&P companies continue to increase drilling and completion activities. If hydrocarbon prices remain near current levels or rise further, we expect to see further increased drilling and completion activity in the basins in which we operate. However, our cost of services has also historically risen during periods of increasing hydrocarbon prices. These cost increases result from a variety of factors beyond our control, such as increased demand for labor and services. Such costs may rise faster than increases in our revenue if commodity prices rise, thereby negatively impacting our business, liquidity position, financial condition, prospects and results of operations.

In addition to increased industry activity levels, we expect to benefit from recent increases in the complexity of well completion operations for a significant number of E&P companies, including many of our customers. These industry trends should directly benefit oilfield services companies like us that

Direct cost of services and general and administrative include the following major cost categories: personnel costs and equipment costs (including repair and maintenance).

Personnel costs associated with our operational employees represent a significant cost of our business. We incurred personnel costs of $29.6 million and $10.0 million for 2016 and 2015, respectively, and $12.9 million and $2.7 million for the first quarters of 2017 and 2016, respectively. A substantial portion of our labor costs is attributable to our crews and is partly variable based on the requirements of specific customers and operations. A key component of personnel costs relates to the ongoing training of our employees, which improves safety rates and reduces attrition. We also incur costs to employ personnel to support our services and perform maintenance on our assets. Costs for these employees are not directly tied to our level of business activity.

We incur significant equipment costs in connection with the operation of our business, including repair and maintenance costs. We incurred aggregate equipment repair and maintenance costs of $5.5 million and $1.5 million for 2016 and 2015, respectively, and $3.1 million and $0.4 million for the first quarters of 2017 and 2016, respectively.

How We Evaluate Our Operations

Our management intends to use a variety of metrics to analyze our operating results and profitability. These metrics include, among others, the following:

- Revenues;
- Operating Income (Loss); and
- Adjusted EBITDA.

In addition, within our Well Services segment, our management intends to use additional metrics to analyze our activity levels and profitability. These metrics include, among others, the following:

- Rig Hours; and
- Rig Utilization.

Revenues

We analyze our revenues by comparing actual revenues to our internal projections for a given period and to prior periods to assess our performance. We believe that revenues are a meaningful indicator of the demand and pricing for our services.

Operating Income (Loss)

We analyze our operating income (loss), which we define as revenues less cost of services, general and administrative expenses, depreciation and amortization, impairment and other operating expenses, to measure our financial performance. We believe operating income (loss) is a meaningful metric because it provides insight on profitability and true operating performance based on the historical cost basis of our assets. We also compare operating income (loss) to our internal projections for a given period and to prior periods.

Adjusted EBITDA

We view Adjusted EBITDA, which is a non-GAAP financial measure, as an important indicator of performance. We define Adjusted EBITDA as net loss before interest expense, net, income tax provision (benefit), depreciation and amortization, equity-based compensation, acquisition-related and severance costs, impairment of goodwill, costs incurred for IPO-related services and other non-cash and certain other items that we do not view as indicative of our ongoing performance. See "Prospectus

Summary—Summary Historical Combined Consolidated and Unaudited Pro Forma Condensed Financial and Operating Data" and "—Results of Operations—Note Regarding Non-GAAP Financial Measure" for more information and reconciliations of Adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP.

Rig Hours

Within our Well Services segment, we analyze rig hours as an important indicator of our activity levels and profitability. Rig hours represent the aggregate number of hours that our well service rigs actively worked during the periods presented. We typically bill customers for our well services on an hourly basis during the period that a well service rig is actively working, making rig hours a useful metric for evaluating our profitability.

Rig Utilization

Within our Well Services segment, we analyze rig utilization as a further important indicator of our activity levels and profitability. We measure rig utilization by reference to average monthly hours per rig, which is calculated by dividing (a) the approximate, aggregate operating well service rig hours for the periods presented by (b) the aggregate number of well service rigs in our fleet during such period, as aggregated on a monthly basis utilizing a mid-month convention whereby a well service rig added to our fleet during a month, meaning that we have taken delivery of such well service rig, is assumed to be in our fleet for one half of such month. We believe that rig utilization as measured by average monthly hours per well service rig is a meaningful indicator of the operational efficiency of our core revenue-producing assets, market demand for our well services and our ability to profitably capitalize on such demand. Our evaluation of our rig utilization as measured by average monthly hours per rig may not be comparable to that of our competitors. For example, our competitors' well service rig fleets are typically comprised primarily of older, lower spec well service rigs that are not as well suited to servicing modern horizontal well designs as are high-spec well service rigs, which may result in lower average rig hours per rig for our competitors' fleets as compared to our fleet.

The primary factors that have historically impacted, and will likely continue to impact, our actual aggregate well service rig hours for any specified period are (i) customer demand, which, as discussed further under "Industry," is influenced by factors such as commodity prices, the complexity of well completion operations and technological advances in our industry, and (ii) our ability to meet such demand, which is influenced by changes in our fleet size and resulting rig availability, as well as weather, employee availability and related factors. The primary factors that have historically impacted, and will likely continue to impact, the aggregate number of well service rigs in our fleet during any specified period are the extent and timing of changes in the size of our well service rig fleet to meet short-term and expected long-term demand, and our ability to successfully maintain a fleet capable of ensuring sufficient, but not excess, rig availability to meet such demand.

For 2015 and 2016, our rig utilization as measured by average monthly hours per rig was approximately 188 and 178, respectively. Actual aggregate operating well service rig hours increased from approximately 22,800 in 2015 to approximately 68,800 in 2016, primarily as a result of our acquisitions of Magna and Bayou, and their associated well service rigs, during 2016. The related decrease in rig utilization as measured by average monthly hours per rig resulted from an increase in the average number of well service rigs in our fleet from ten during 2015 to 32 during 2016. Although the size of our well service rig fleet substantially increased during 2016, our rig utilization as measured by average monthly hours per rig was slightly lower than in 2015 due to idle well service rigs acquired in the Magna and Bayou acquisitions as well as mobilization and associated downtime of four existing well service rigs during the year. For the three months ended March 31, 2016 and 2017, our rig utilization as measured by average monthly hours per rig was approximately 177 and 194, respectively. Actual aggregate operating well service rig hours increased from approximately 8,400 in the three months ended March 31, 2016 to approximately 39,100 in the three months ended March 31, 2017. This increase in rig hours resulted from the average number of our well service rigs in our fleet increasing from 16 to 67 during such periods, primarily as a result of our acquisitions of Magna and Bayou, and their associated well service rigs, during 2016. The related increase in rig utilization as measured by average monthly hours per rig resulted from increased demand in our well service rig business due to WTI crude oil prices increasing from their lows of $26.21 per BBl in the three months ended March 31, 2016 to $50.54 per BBl at the end of March 2017.

Factors Impacting the Comparability of Results of Operations

Magna and Bayou Acquisitions

Our Predecessor's historical combined consolidated financial statements for 2015 and 2016 and the first quarters of 2016 and 2017 include the results of operations for the Predecessor Companies, with the results of operations for Magna and Bayou only included from their respective acquisition dates during 2016. As a result, our Predecessor's historical financial data do not give you an accurate indication of what our actual results would have been if such acquisitions had been completed at the beginning of the periods presented or of what our future results of operations are likely to be. For additional information, please see the unaudited pro forma condensed financial statements and related notes included elsewhere in this prospectus.

ESCO Acquisition

Our Predecessor's historical combined consolidated financial statements for 2015 and 2016 and the first quarters of 2016 and 2017 do not include the results of operations for the assets we expect to acquire in the ESCO Acquisition. As a result, our Predecessor's historical financial data do not give you an accurate indication of what our actual results would have been if the ESCO Acquisition had been completed at the beginning of the periods presented or of what our future results of operations are likely to be.

For example, ESCO's historical rig utilization as measured by average monthly hours per rig, which was approximately 88 and 112, respectively, during the twelve months ended January 31, 2017 and the three months ended April 30, 2017, has been lower than ours in recent periods. By way of comparison, our rig utilization as measured by average monthly hours per rig during the year ended December 31, 2016 and the three months ended March 31, 2017 was approximately 178 and 194, respectively. Because ESCO's historical rig utilization has been lower than ours in recent periods, we expect our rig utilization to decrease during the course of an initial integration period during 2017 and the beginning of 2018, after which we anticipate that the rig utilization for the well service rigs acquired in the ESCO Acquisition will align with the rig utilization of the well service rigs in our existing well service rig fleet. However, there can be no assurance that such results will be achieved on our anticipated timeline or at all. See "Risk Factors—Risks Related to Our Business—We may be unable to successfully integrate ESCO's assets or to realize anticipated benefits of the ESCO Acquisition."

For additional information, please see the unaudited pro forma condensed financial statements and related notes included elsewhere in this prospectus.

Public Company Costs

We expect to incur incremental, non-recurring costs related to our transition to a publicly traded and taxable corporation, including the costs of this initial public offering and the costs associated with the initial implementation of our Sarbanes-Oxley Section 404 internal control implementation and testing. We also expect to incur additional significant and recurring expenses as a publicly traded corporation, including costs associated with the employment of additional personnel, compliance under the Exchange Act, annual and quarterly reports to common shareholders, registrar and transfer agent fees, national stock exchange fees, audit fees, incremental director and officer liability insurance costs and director and officer compensation.

Corporate Reorganization

We were incorporated to serve as the issuer in this offering and have no previous operations, assets or liabilities. Ranger Services and Torrent Services will be contributed to us in connection with this offering and the transactions described under "Our History and Corporate Reorganization" and will thereby become our subsidiaries. As we integrate our operations and further implement controls, processes and infrastructure, it is likely that we will incur incremental selling, general and administrative expenses relative to historical periods.

In addition, we will enter into a Tax Receivable Agreement with the TRA Holders. This agreement generally will provide for the payment by us to a TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize (or are deemed to realize in certain circumstances) in periods after this offering as a result of (i) any tax basis increases resulting from the contribution in connection with this offering by such TRA Holder of all or a portion of its Ranger Units to Ranger Inc. in exchange for shares of Class A common stock, (ii) the tax basis increases resulting from the redemption by such TRA Holder of Ranger Units for shares of Class A common stock pursuant to the Redemption Right or our Call Right and (iii) imputed interest deemed to be paid by us as a result of, and additional tax basis arising from, any payments we make under the Tax Receivable Agreement. We will retain the benefit of the remaining 15% of these cash savings. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

Income Taxes

Ranger Inc. is a Subchapter C corporation under the Internal Revenue Code of 1986, as amended (the "Code"), and, as a result, will be subject to U.S. federal, state and local income taxes. Although the Predecessor Companies are subject to franchise tax in the State of Texas (at less than 1% of modified pre-tax earnings), they have historically passed through their taxable income to their owners for U.S. federal and other state and local income tax purposes and thus were not subject to U.S. federal income taxes or other state or local income taxes. Accordingly, the financial data attributable to our Predecessor contains no provision for U.S. federal income taxes or income taxes in any state or locality other than franchise tax in the State of Texas. We estimate that Ranger Inc. will be subject to U.S. federal, state and local taxes at a blended statutory rate of 37.1% of pre-tax earnings and would have incurred pro forma income tax expense for 2016 and the three months ended March 31, 2017 of approximately $0.1 million and $1.3 million, respectively.

We account for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled pursuant to the provisions of Accounting Standards Codification ("ASC") 740, Income Taxes. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in earnings in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts more likely than not to be realized. We expect to have a valuation allowance on 100% of any initial deferred tax assets.

Internal Controls and Procedures

We and our independent auditors identified a material weakness in our internal control over financial reporting as of December 31, 2016. A material weakness is a deficiency, or a combination of

Interest Expense, net. Interest expense, net for the three months ended March 31, 2017 increased $0.4 million, or 400%, to $0.5 million from $0.1 million for the three months ended March 31, 2016. The increase to interest expense, net by segment was as follows:

Well Services. Well Services interest expense, net for the three months ended March 31, 2017 increased $0.4 million, or 400%, to $0.5 million from $0.1 million for the three months ended March 31, 2016. The increase to interest expense, net was attributable to an increase in average borrowing during the three months ended March 31, 2017 compared to the three months ended March 31, 2016.

Processing Solutions. Processing Solutions interest expense, net was $0 million for the three months ended March 31, 2017 compared to $0 million for the three months ended March 31, 2016.

Note Regarding Non-GAAP Financial Measure

Adjusted EBITDA is not a financial measure determined in accordance with GAAP. We define Adjusted EBITDA as net loss before interest expense, net, income tax provision (benefit), depreciation and amortization, equity-based compensation, acquisition-related and severance costs, impairment of goodwill, costs incurred for IPO-related services and certain other items that we do not view as indicative of our ongoing performance.

We believe Adjusted EBITDA is a useful performance measure because it allows for an effective evaluation of our operating performance when compared to our peers, without regard to our financing methods or capital structure. We exclude the items listed above from net loss in arriving at Adjusted EBITDA because these amounts can vary substantially within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, net loss determined in accordance with GAAP. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company's financial performance, such as a company's cost of capital and tax structure, as well as the historic costs of depreciable assets, none of which are reflected in Adjusted EBITDA. Our presentation of Adjusted EBITDA should not be construed as an indication that our results will be unaffected by the items excluded from Adjusted EBITDA. Our computations of Adjusted EBITDA may not be identical to other similarly titled measures of other companies. The following table presents reconciliations of net income (loss), our most directly comparable financial measure calculated and presented in accordance with GAAP, to Adjusted EBITDA.

	Three Months Ended March 31, 2016			Three Months Ended March 31, 2017			Change $		
	Well Services	Processing Solutions	Total	Well Services	Processing Solutions	Total	Well Services	Processing Solutions	Total
Net income (loss)	$(0.7)	$(0.7)	$(1.4)	$(6.3)	$0.1	$(6.2)	$(5.6)	$0.8	$(4.8)
Interest expense, net	0.1	0.0	0.1	0.5	0.0	0.5	0.4	—	0.4
Income tax provision (benefit)	—	—	—	—	—	—	—	—	—
Depreciation and amortization	0.6	0.3	0.9	3.3	0.3	3.6	2.7	—	2.7
Acquisition-related and severance costs	—	—	—	1.1	—	1.1	1.1	—	1.1
Equity-based compensation	—	—	—	0.3	0.1	0.4	0.3	0.1	0.4
Adjusted EBITDA	$ —	$(0.4)	$(0.4)	$(1.1)	$0.5	$(0.6)	$(1.1)	$0.9	$(0.2)

Adjusted EBITDA for the three months ended March 31, 2017 decreased $0.6 million to $(1.0) million from $(0.4) million for the three months ended March 31, 2016. The decrease by segment was as follows:

Well Services. Well Services Adjusted EBITDA decreased $1.1 million to $(1.1) million from $0 million due primarily to an increase in depreciation and amortization of $2.7 million, increase

Impairment of Goodwill. Impairment for 2016 decreased $1.6 million, or 100%, to zero from $1.6 million for 2015 due to no goodwill impairment recorded in 2016 for our Processing Solutions segment.

Interest Expense, net. Interest expense, net for 2016 increased $0.2 million, or 67%, to $0.5 million from $0.3 million for 2015. The increase to interest expense, net by segment was as follows:

Well Services. Well Services interest expense, net for 2016 increased $0.3 million, or 300%, to $0.4 million from $0.1 million for 2015. The increase to interest expense, net was attributable to an increase in average borrowing during 2016.

Processing Solutions. Processing Solutions interest expense, net for 2016 decreased $0.1 million, or 50%, to $0.1 million from $0.2 million for 2015. The decrease to interest expense, net was attributable to a decrease in average borrowing during 2016.

Note Regarding Non-GAAP Financial Measure

Adjusted EBITDA is not a financial measure determined in accordance with GAAP. We define Adjusted EBITDA as net loss before interest expense, net, income tax provision (benefit), depreciation and amortization, equity-based compensation, acquisition-related and severance costs, impairment of goodwill, costs incurred for IPO-related services and certain other items that we do not view as indicative of our ongoing performance.

We believe Adjusted EBITDA is a useful performance measure because it allows for an effective evaluation of our operating performance when compared to our peers, without regard to our financing methods or capital structure. We exclude the items listed above from net loss in arriving at Adjusted EBITDA because these amounts can vary substantially within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, net loss determined in accordance with GAAP. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company's financial performance, such as a company's cost of capital and tax structure, as well as the historic costs of depreciable assets, none of which are reflected in Adjusted EBITDA. Our presentation of Adjusted EBITDA should not be construed as an indication that our results will be unaffected by the items excluded from Adjusted EBITDA. Our computations of Adjusted EBITDA may not be identical to other similarly titled measures of other companies. The following table presents reconciliations of net loss, our most directly comparable financial measure calculated and presented in accordance with GAAP, to Adjusted EBITDA.

	2015			2016			Change $		
	Well Services	Processing Solutions	Total	Well Services	Processing Solutions	Total	Well Services	Processing Solutions	Total
Net loss	$(3.6)	$(3.1)	$(6.7)	$(4.4)	$(0.6)	$(5.0)	$(0.8)	$ 2.5	$ 1.7
Interest expense, net	0.1	0.2	0.3	0.4	0.1	0.5	0.3	(0.1)	0.2
Income tax provision (benefit)	—	—	—	—	—	—	—	—	—
Depreciation and amortization	1.4	0.7	2.1	5.6	1.0	6.6	4.2	0.3	4.5
Equity-based compensation	—	0.1	0.1	0.4	0.1	0.5	0.4	—	0.4
Acquisition-related and severance costs	—	—	—	0.5	—	0.5	0.5	—	0.5
Impairment of goodwill		1.6	1.6	—	—	—	—	(1.6)	(1.6)
Adjusted EBITDA	$(2.1)	$(0.5)	$(2.6)	$ 2.5	$ 0.6	$ 3.1	$ 4.6	$ 1.1	$ 5.7

Adjusted EBITDA for 2016 increased $5.7 million to $3.1 million from $(2.6) million. The increase by segment was as follows:

Well Services. Well Services Adjusted EBITDA increased $4.6 million to $2.5 million from $(2.1) million due primarily to an increase in depreciation and amortization of $4.2 million and an increase in net loss of $0.8 million.

Processing Solutions. Processing Solutions Adjusted EBITDA increased $1.1 million to $0.6 million from $(0.5) million due primarily to a decrease in net loss of $2.5 million and a decrease in impairment on goodwill of $1.6 million.

Liquidity and Capital Resources

Overview

We require capital to fund ongoing operations, including maintenance expenditures on our existing fleet and equipment, organic growth initiatives, investments and acquisitions. Our primary sources of liquidity have been capital contributions from our owners, commercial borrowings and the Ranger Bridge Loan. Following this offering, we expect our primary sources of liquidity to be cash generated from operations, proceeds from this offering and borrowings under our Credit Facility. We strive to maintain financial flexibility and proactively monitor potential capital sources to meet our investment and target liquidity requirements and to permit us to manage the cyclicality associated with our business.

As described in "Use of Proceeds," we intend to contribute all of the net proceeds we receive from this offering to Ranger LLC in exchange for 5,000,000 Ranger Units. Ranger LLC will use (i) approximately $10.4 million of the net proceeds to fully repay amounts outstanding under the Ranger Line of Credit and Ranger Note (based on amounts outstanding as of July 21, 2017), (ii) approximately $0.7 million of the net proceeds to pay cash bonuses to certain employees, (iii) approximately $45.2 million of the net proceeds to fund the remaining cash portion of the consideration for the ESCO Acquisition, and (iv) the remaining net proceeds to acquire high-spec well service rigs, including pursuant to the NOV Purchase Agreement. Please see "Use of Proceeds." In addition, as described further under "Our History and Corporate Reorganization," we intend to repay and terminate the Ranger Bridge Loan in connection with the consummation of this offering in consideration for the issuance of 457,471 shares of Class A common stock and an aggregate of 1,002,646 Ranger Units (and a corresponding number of shares of Class B common stock) to the Bridge Loan Lenders. We believe that, following completion of this offering, our cash on hand, operating cash flow and available borrowings under our Credit Facility will be sufficient to fund our operations for at least the next twelve months.

As of March 31, 2017, we had an aggregate of $2.0 million in cash and cash equivalents and $1.6 million in restricted cash.

Capital Expenditures

As a result of poor market conditions and depressed oil and gas prices in the second half of 2015 and the first half of 2016, we reduced our capital expenditures in 2016 compared to 2015. During 2015, our capital expenditures, excluding acquisitions, were approximately $18.1 million and $8.7 million in our Well Services and Processing Solutions segments, respectively. During 2016, our capital expenditures, excluding acquisitions, were approximately $10.0 million and $2.2 million in our Well Services and Processing Solutions segments, respectively.

We currently estimate that our capital expenditures for 2017, excluding acquisitions, will be approximately $35.0 million to $50.0 million. The majority of our 2017 capital expenditures are expected to be for well service rigs and associated equipment. We expect that approximately $5.0 million to $13.0 million will be allocated to our Processing Solutions segment and approximately $5.0 million will be allocated for additional wireline units reported in our Well Services segment. We continuously evaluate our capital expenditures and the amount we ultimately spend will depend on a number of factors, including expected industry activity levels, customer-specific opportunities and company initiatives.

Cash Flows

The following table sets forth our cash flows for the periods indicated:

	Three Months Ended March 31,		Change	
	2016	**2017**	**$**	**%**
Cash flows used in operating activities	$(0.3)	$(6.8)	$(6.5)	2,167%
Cash flows used in investing activities	(1.4)	(7.3)	(5.9)	421
Cash flows provided by financing activities	2.1	14.5	12.4	590
Net change in cash	$ 0.4	$ 0.4	$ —	—%

Operating Activities

Net cash used in operating activities increased $6.5 million to $6.8 million for the three months ended March 31, 2017 compared to $0.3 million for the three months ended March 31, 2016. The change in cash flows used in operating activities is attributable to an increase in depreciation and amortization of $2.7 million, an increase in equity-based compensation of $0.4 million, an increase in bad debt expense of $0.1 million, offset by an increase in net loss of $4.8 million and a decrease associated with changes in working capital of $4.9 million due to a significant increase in accounts receivable.

Investing Activities

Net cash used in investing activities increased $5.9 million to $7.3 million for the three months ended March 31, 2017 compared to $1.4 million for the three months ended March 31, 2016. The change in cash flows used in investing activities is attributable to an increase of $5.9 million for purchases of property, plant and equipment.

Financing Activities

Net cash provided by financing activities increased $12.4 million to $14.5 million for the three months ended March 31, 2017 compared to $2.1 million for the three months ended March 31, 2016. The change in cash flows provided by financing activities is attributable to an increase in contributions from CSL of $2.4 million, an increase in principal payments on capital lease obligations of $0.1 million, an increase of $11.2 million in borrowing on related party debt, offset by a decrease of $1.0 million in borrowings on long-term debt, a decrease of $0.1 million in borrowings under line of credit agreements and a decrease of $0.2 million in restricted cash.

The following table sets forth our cash flows for the years indicated:

	Year Ended December 31,		Change	
	2015	**2016**	**$**	**%**
		(in millions)		
Cash flows used in operating activities	$ (5.2)	$ (5.2)	$—	—%
Cash flows used in investing activities	(25.5)	(25.4)	0.1	(0.4)
Cash flows provided by financing activities	28.9	31.1	2.2	7.6
Net change in cash	$ (1.8)	$ 0.5	$2.3	(128)%

Operating Activities

Net cash used in operating activities was $5.2 million for 2016 compared to $5.2 million for 2015. Net operating cash flows stayed consistent due to an increase in depreciation and amortization of $4.5 million, an increase in equity-based compensation of $0.4 million and a reduction in net loss of $1.7 million, offset by a decrease in impairment of goodwill of $1.6 million, a decrease in bad debt expense of $0.1 million, a decrease in the loss on sale of property, plant and equipment of $0.1 million and a decrease associated with changes in working capital of $4.8 million.

Investing Activities

Net cash used in investing activities decreased $0.1 million to $25.4 million for 2016 compared to $25.5 million for 2015. The change in investing cash flows is attributable to $16.3 million used in the purchase of businesses in 2016, offset by an increase of $14.8 million for purchases of property, plant and equipment and an increase of $1.6 million from the sale of property, plant and equipment.

Financing Activities

Net cash provided by financing activities increased $2.2 million to $31.1 million for 2016, compared to $28.9 million for 2015. The change in cash flows provided by financing activities is attributable to an increase in contributions from CSL of $14.5 million, offset by a decrease of $5.5 million in borrowings of long-term debt, a decrease of payments on third party borrowings of $2.6 million, a $1.0 million decrease in restricted cash, a decrease of principal payments on capital lease obligations of $0.2 million and a decrease of distributions to parent of $3.0 million.

Working Capital

Our working capital, which we define as total current assets less total current liabilities, totaled $0.3 million and $10.4 million at December 31, 2015 and 2016, respectively. Our working capital totaled a deficit of $17.5 million of March 31, 2017.

Our Debt Agreements

Ranger Services has a $5.0 million revolving line of credit with Iberia Bank expiring April 30, 2018 (the "Ranger Line of Credit"). As of March 31, 2017, there was $5.0 million borrowed against the Ranger Line of Credit. The Ranger Line of Credit is collateralized by substantially all of Ranger Services' assets. Interest varies with the bank's prime rate and the bank's LIBOR. At March 31, 2017, the interest rate was 4.28%. The Ranger Line of Credit requires Ranger Services to comply with certain financial and non-financial covenants as set forth in the agreement and places limits on new debt and capital expenditures.

In February 2015 (as amended in March 2016), Torrent Services secured a $2.0 million senior credit facility with Texas Capital Bank consisting of a $2.0 million Advancing Term Loan (as defined in the note agreement) (the "First Torrent Note"). As of March 31, 2017, there was $0.5 million outstanding under the First Torrent Note. The First Torrent Note was secured by substantially all of Torrent Services' assets. Interest varied with the bank's prime rate and the bank's LIBOR and was payable quarterly through the maturity of the First Torrent Note. The First Torrent Note also required Torrent Services to comply with certain financial and non-financial covenants. We repaid the First Torrent Note in full on July 11, 2017.

In March 2015, Torrent Services, through certain members of its management team, secured a $0.6 million promissory note with Benchmark Bank, which was replaced in April 2016 with a $0.2 million promissory note (the "Second Torrent Note"). The Second Torrent Note was repaid in full on February 28, 2017. The Second Torrent Note also required Torrent Services to comply with certain financial and non-financial covenants.

In April 2015, Ranger Services secured a $7.0 million loan from Iberia Bank, which is evidenced by a promissory note (the "Ranger Note"). Interest varies with the bank's prime rate and the bank's LIBOR and is payable in 60 equal monthly installments, which commenced on May 1, 2016. As of March 31, 2017, the interest rate was 4.28%. Installment payments are due through May 1, 2019, and the note is secured by substantially all of Ranger Services' assets. As of March 31, 2017, the outstanding balance was $5.8 million. Pursuant to the terms of the Ranger Note, we made aggregate payments thereon of $0.4 million in April, May, June and July 2017, as a result of which the outstanding balance under the Ranger Note was $5.4 million as of July 21, 2017. The Ranger Note also requires Ranger Services to comply with certain financial and non-financial covenants.

In February 2017, Ranger Services entered into loan agreements (collectively, the "Ranger Bridge Loan") with each of CSL Opportunities II, CSL Holdings II and Bayou Holdings (collectively, the "Bridge Loan Lenders"), each an indirect equity owner of Ranger Services, evidenced by promissory notes payable to each Bridge Loan Lender, in an aggregate principal amount of $11.1 million. Additional borrowings from CSL Opportunities II and CSL Holdings II increased the aggregate principal amount of the Ranger Bridge Loan to $12.1 million in April 2017, $14.6 million in May 2017, $17.1 million in June 2017 and $21.0 million in July 2017. The Ranger Bridge Loan is secured by substantially all of Ranger Services' assets. Each note bears interest at a rate of 15% and matures upon the earlier of February 21, 2018 or ten days after the consummation of an initial public offering. The Ranger Bridge Loan includes a make-whole provision pursuant to which Ranger Services will pay 125% of the total amount advanced to Ranger Services upon settlement. The Ranger Bridge Loan also requires Ranger Services to comply with certain non-financial covenants. We intend to repay the Ranger Bridge Loan in connection with the consummation of this offering by issuing 457,471 shares of our Class A common stock and 1,002,646 Ranger Units (and corresponding shares of our Class B common stock) to the Bridge Loan Lenders. See "Our History and Corporate Reorganization" and "Certain Relationships and Related Party Transactions—Historical Transactions with Affiliates—Ranger Bridge Loan."

In July 2017, we entered into an amended and restated purchase agreement relating to the ESCO Acquisition, pursuant to which we will issue two seller notes as partial consideration therefor in an aggregate principal amount of $7.0 million. One such seller note is for a principal amount of $5.75 million and is payable on the 18-month anniversary of the consummation of the ESCO Acquisition. The other such seller note is for a principal amount of $1.25 million and is payable on the 12-month anniversary of the consummation of the ESCO Acquisition. Each such seller note will bear interest at 5.00%, payable quarterly, will be secured by substantially all of the assets being acquired in the ESCO Acquisition and will be guaranteed by the subsidiaries of Ranger Services.

As of March 31, 2017, Ranger Services' leverage ratio exceeded the threshold of 1.75 to 1.00 under the Ranger Line of Credit and Ranger Note and Ranger Services did not generate the required minimum net income of zero or greater. Ranger Services was in compliance with all other covenants at that time. On May 17, 2017, Ranger Services obtained a waiver of such non-compliance with respect to the first quarter of 2017 from the lender under the Ranger Line of Credit and Ranger Note. There can be no assurance we will be able to obtain future waivers from the lender under the Ranger Line of Credit and Ranger Note. We have classified the outstanding debt under the Ranger Line of Credit and Ranger Note as current because Ranger Services does not anticipate being in compliance with all covenants and ratios required under the Ranger Line of Credit and Ranger Note in the next twelve months. CSL has indicated its ability and intent to provide additional capital to us through at least one year from the date of issuance of our predecessor's unaudited condensed combined consolidated financial statements included elsewhere in this prospectus, if necessary, to enable us to meet our

financial obligations through that date. We plan to repay and retire the Ranger Line of Credit and Ranger Note from the proceeds of this offering.

In connection with the consummation of this offering, we intend to fully repay and terminate the Ranger Line of Credit, the Ranger Note and the Ranger Bridge Loan and enter into a new credit agreement providing for a $50.0 million Credit Facility. In order to close the Credit Facility, and in order to consummate the ESCO Acquisition as a permitted acquisition in accordance with the terms of the Credit Facility, we expect that the amount of total availability under the Credit Facility plus unrestricted cash must be in excess of $30.0 million. We expect the Credit Facility to be subject to a borrowing base that is calculated by us based upon a percentage of the value of our eligible accounts receivable less certain reserves. The borrowing base is calculated on a monthly basis pursuant to a borrowing base certificate delivered by us to the administrative agent.

Borrowings under the Credit Facility bear interest, at our election, at either the (a) one-, two-, three- or six-month LIBOR or (b) the greatest of (i) the federal funds rate plus ½%, (ii) the one-month LIBOR plus 1% and (iii) Wells Fargo's prime rate (the "Base Rate"), in each case plus an applicable margin, and interest shall be payable monthly in arrears. The applicable margin for LIBOR loans ranges from 1.50% to 2.00% and the applicable margin for Base Rate loans ranges from .50% to 1.00%, in each case, depending on our average excess availability under the Credit Facility. The applicable margin for LIBOR loans will be 1.50% and the applicable margin for Base Rate loans will be .50% until the first anniversary of the closing date of the Credit Facility. During the continuance of an event of default, all outstanding amounts under the Credit Facility will bear interest at 2.00% plus the otherwise applicable interest rate. The Credit Facility is scheduled to mature on the fifth anniversary of the consummation of this offering.

We expect that the Credit Facility will be used for capital expenditures and permitted acquisitions, to provide for working capital requirements and for other general corporate purposes. We further expect that the Credit Facility will be secured by certain of our assets and will contain various affirmative and negative covenants and restrictive provisions that will limit our ability (as well as the ability of our subsidiaries) to, among other things:

- incur or guarantee additional debt;
- make certain investments and acquisitions;
- incur certain liens or permit them to exist;
- alter our lines of business;
- enter into certain types of transactions with affiliates;
- merger or consolidate with another company; and
- transfer, sell or otherwise dispose of assets.

In addition, we expect that the Credit Facility will restrict our ability to make distributions on, or redeem or repurchase, our equity interests, except for certain distributions, including distributions of cash so long as, both at the time of the distribution and after giving effect to the distribution, no default exists under the Credit Facility and either (a) excess availability at all times during the preceding 90 consecutive days, on a pro forma basis and after giving effect to such distribution, is not less than the greater of (1) 22.5% of the lesser of (A) the maximum revolver amount and (B) the then-effective borrowing base and (2) $10.0 million or (b) if our fixed charge coverage ratio is at least 1.0x on a pro forma basis, excess availability at all times during the preceding 90 consecutive days, on a pro forma basis and after giving effect to such distribution, is not less than the greater of (1) 17.5% of the lesser of (A) the maximum revolver amount and (B) the then-effective borrowing base and (2) $7.0 million. If the foregoing threshold under clause (b) is met, we may not make such distributions

(but may make certain other distributions, including under clause (a) above) prior to the earlier of the date that is (a) 12 months from closing or (b) the date that our fixed charge coverage ratio is at least 1.0x for two consecutive quarters. Our Credit Facility will generally permit us to make distributions required under the Tax Receivable Agreement, but a "Change of Control" under the Tax Receivable Agreement will constitute an event of default under our Credit Facility, and our Credit Facility will not permit us to make payments under the Tax Receivable Agreement upon acceleration of our obligations thereunder unless no event of default exists or would result therefrom and we have been in compliance with the fixed charge coverage ratio for the most recent 12-month period on a pro forma basis. Our Credit Facility will also require us to maintain a fixed charge coverage ratio of at least 1.0x if our liquidity is less than $10.0 million until our liquidity is at least $10.0 million for thirty consecutive days. We will not be subject to a fixed charge coverage ratio if we have no drawings under the Credit Facility and have at least $20.0 million of qualified cash.

We also expect that the Credit Facility will contain events of default customary for facilities of this nature, including, but not limited, to:

- events of default resulting from our failure or the failure of any guarantors to comply with covenants and financial ratios;

- the occurrence of a change of control;

- the institution of insolvency or similar proceedings against us or any guarantor; and

- the occurrence of a default under any other material indebtedness we or any guarantor may have.

Upon the occurrence and during the continuation of an event of default, subject to the terms and conditions of the Credit Facility, we expect that the lenders will be able to declare any outstanding principal of our Credit Facility debt, together with accrued and unpaid interest, to be immediately due and payable and exercise other remedies.

Contractual and Commercial Commitments

The following table summarizes our contractual obligations and commercial commitments as of December 31, 2016:

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
			(in millions)		
Long-term debt obligations(1)	$12.1	$2.3	$ 9.8	$ —	$—
Interest on long-term debt obligations(2)	0.7	0.4	0.3	—	—
Capital lease obligations	0.8	0.5	0.3	—	—
Operating lease obligations	7.4	2.0	3.5	1.9	—
Total	$21.0	$5.2	$13.9	$1.9	$—

(1) Total long-term debt obligations as of December 31, 2016 included the Ranger Line of Credit, the Ranger Note, the First Torrent Note and the Second Torrent Note. On February 22, 2017, we entered into the $11.1 million Ranger Bridge Loan. The Ranger Bridge Loan includes a make-whole provision pursuant to which Ranger Services will pay 125% of the total amount advanced to Ranger Services upon settlement. On February 28, 2017, we repaid and terminated the Second Torrent Note and, on July 11, 2017, we repaid and terminated the First Torrent Note. The Ranger Bridge Loan was increased to $21.0 million as of July 21, 2017. Pursuant to the terms of the Ranger Note, we made aggregate payments thereon of $0.4 million in April, May, June and July 2017, as a result of which the outstanding balance under the Ranger Note was $5.4 million as

of July 21, 2017. On July ____, 2017, we entered into an amended and restated purchase agreement relating to the ESCO Acquisition, pursuant to which we will issue $7.0 million of seller notes as partial consideration therefor. In connection with the consummation of this offering, we intend to fully repay and terminate the Ranger Line of Credit, the Ranger Note and the Ranger Bridge Loan (and, in the case of the Ranger Bridge Loan, issue certain equity interests in us and Ranger LLC as consideration therefor, as described in "Our History and Corporate Reorganization").

(2) Interest on long-term debt obligations is based on interest rates as of December 31, 2016.

In addition to the contractual obligations and commercial commitments as of December 31, 2016 listed in the table above, we have entered into agreements during 2017, including the NOV Purchase Agreement, pursuant to which we have acquired 13 high-spec well service rigs as of July 21, 2017 (as a result of which our existing high-spec well service rig fleet increased to 72 total high-spec well service rigs), and will acquire an additional 22 high-spec well service rigs during the remainder of 2017 for an aggregate purchase price under such agreements of approximately $42.1 million, for which $3.5 million of payments have been made as of July 21, 2017, and the remaining $38.6 million of which will be due during the remainder of 2017 and in 2018. Additionally, pursuant to the amended and restated definitive purchase agreement for the ESCO Acquisition, we intend to pay $59.7 million ($47.7 million of which will be in cash, of which $2.5 million was paid on June 1, 2017 and the remainder of which will be funded by a portion of the net proceeds of this offering, $7.0 million of which will be in the form of secured seller notes and $5.0 million of which will be in shares of our Class A common stock based on the initial public offering price of our Class A common stock in this offering) to acquire 49 high-spec well service rigs.

Tax Receivable Agreement

With respect to obligations we expect to incur under our Tax Receivable Agreement (except in cases where we elect to terminate the Tax Receivable Agreement early, the Tax Receivable Agreement is terminated early due to certain mergers, asset sales, other forms of business combination or other changes of control or we have available cash but fail to make payments when due), generally we may elect to defer payments due under the Tax Receivable Agreement if we do not have available cash to satisfy our payment obligations under the Tax Receivable Agreement or if our contractual obligations limit our ability to make these payments. Any such deferred payments under the Tax Receivable Agreement generally will accrue interest. In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement. We intend to account for any amounts payable under the Tax Receivable Agreement in accordance with ASC 450, Contingencies. Further, we intend to account for the effect of increases in tax basis and payments for such increases under the Tax Receivable Agreement arising from future redemptions as follows:

- when future sales or redemptions occur, we will record a deferred tax liability for the gross amount of the income tax effect along with an offset of 85% of this liability as payable under the Tax Receivable Agreement; the remaining difference between the deferred tax liability and tax receivable agreement liability will be recorded as additional paid-in capital; and

- to the extent we have recorded a deferred tax asset for an increase in tax basis to which a benefit is no longer expected to be realized due to lower future taxable income, we will reduce the deferred tax asset with a valuation allowance.

For further discussion regarding such an acceleration and its potential impact, please see "Risk Factors—Risks Related to Our Corporate Reorganization and Resulting Structure—In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable collectability is reasonably assured is ultimately a judgment decision that must be made by management.

Equity-based Compensation

Policy description

We record equity-based payments at fair value on the date of grant, and expense the value of these unit-based payments in compensation expense over the applicable vesting periods. Since we have not historically been publicly traded we do not have a listed price with which to calculate fair value.

Judgments and assumptions

We estimate the fair value of our equity-based compensation using an option pricing model that includes certain assumptions, such as volatility, dividend yield and risk free interest rate. Changes in these assumptions could change the fair value of our unit based awards and associated compensation expense in our combined consolidated statements of operations.

Recent Accounting Pronouncements

See Note 2, "Summary of Significant Accounting Policies—New Accounting Pronouncements" to our Predecessor's historical combined consolidated financial statements as of and for the years ended December 31, 2015 and 2016, included elsewhere in this prospectus, for a discussion of recent accounting pronouncements.

Under the JOBS Act, we expect that we will meet the definition of an "emerging growth company," which would allow us to have an extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. We have irrevocably opted out of the extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

Quantitative and Qualitative Disclosure about Market Risks

The demand, pricing and terms for oil and natural gas services provided by us are largely dependent upon the level of activity for the U.S. oil and natural gas industry. Industry conditions are influenced by numerous factors over which we have no control, including, but not limited to: the supply of and demand for oil and natural gas; the level of prices, and expectations about future prices of oil and natural gas; the cost of exploring for, developing, producing and delivering oil and natural gas; the expected rates of declining current production; the discovery rates of new oil and natural gas reserves; available pipeline and other transportation capacity; weather conditions; domestic and worldwide economic conditions; political instability in oil-producing countries; environmental regulations; technical advances affecting energy consumption; the price and availability of alternative fuels; the ability of oil and natural gas producers to raise equity capital and debt financing; and merger and divestiture activity among oil and natural gas producers.

Interest Rate Risk

We had an aggregate of $22.5 million outstanding under the Ranger Line of Credit, the Ranger Note, the First Torrent Note and the Ranger Bridge Loan at March 31, 2017, with a weighted average interest rate of 9.65%. A 1.0% increase or decrease in the weighted average interest rate would increase or decrease interest expense by approximately $0.2 million per year. We do not currently hedge our interest rate exposure.

BUSINESS

Our Company

We are one of the largest independent providers of high-spec well service rigs and associated services in the United States, with a focus on technically demanding unconventional horizontal well completion and production operations. We believe that our fleet of 122 well service rigs (including 49 well service rigs to be acquired from ESCO) is among the newest and most advanced in the industry and, based on our historical rig utilization and feedback from our customers, we believe that we are an operator of choice for U.S. onshore E&P companies that require completion and production services at increasing lateral lengths. Our high-spec well service rigs facilitate operations throughout the lifecycle of a well, including (i) well completion support, such as milling out composite plugs used during hydraulic fracturing; (ii) workover, including retrieval and replacement of existing production tubing; (iii) well maintenance, including replacement of downhole artificial lift components; and (iv) decommissioning, such as plugging and abandonment operations. We also provide rental equipment, including well control packages, hydraulic catwalks and other equipment that are often deployed with our well service rigs. In addition, we own and operate a fleet of proprietary, modular natural gas processing equipment that processes rich natural gas streams at the wellhead or central gathering points. We have operations in most of the active oil and natural gas basins in the United States, including the Permian Basin, the Denver-Julesburg Basin, the Bakken Shale, the Eagle Ford Shale, the Haynesville Shale, the Gulf Coast and the SCOOP and STACK plays.

We have invested in a premier fleet of well service rigs. Our customers, which include many of the leading U.S. onshore E&P operators such as Devon Energy Corporation (which is an ESCO customer), EOG Resources, Inc., Noble Energy, Inc., Oasis Petroleum Inc., PDC Energy Inc. and Statoil ASA, are increasingly utilizing modern horizontal well designs characterized by long lateral lengths that can extend in excess of 12,000 feet. Long lateral length wellbores require increased amounts of completion tubing, which, in turn, require well service rigs with higher operating HP to pull longer tubing strings from the wellbore. Furthermore, long lateral horizontal wells generally utilize taller stacks of wellhead equipment, which drives demand for well service rigs that have taller mast heights capable of accommodating an elevated work floor. These modern horizontal well designs are ideally serviced by "high-spec" well service rigs with high operating HP (450 HP or greater) and tall mast heights (102 feet or higher) rather than competing coiled tubing units and older or lower-spec well service rigs. As of July 21, 2017, all but one of our well service rigs meets these specifications, and approximately 82% of our well service rigs exceed these specifications with HP ratings of at least 500 HP and mast heights of at least 104 feet, making our fleet particularly well-suited to perform high-margin, horizontal well completion and production operations. The only remaining rig in our fleet is generally deployed only for plugging and abandonment operations of conventional vertical wells.

The high-spec well service rigs in our fleet, a substantial majority of which has been built since 2010, have an average age of approximately six years and feature modern operating components sourced from leading U.S. manufacturers such as NOV. In February 2017, to meet expected customer demand, we entered into the NOV Purchase Agreement, pursuant to which we expect to accept delivery of an additional 22 high-spec well service rigs periodically throughout the remainder of 2017. However, NOV is not obligated pursuant to the NOV Purchase Agreement to deliver such high-spec well service rigs during 2017, and will not face penalties for delayed delivery, regardless of the length or cause of any delay. As a result of the NOV Purchase Agreement, our well service rig fleet will expand to 144 rigs, 143 of which will be high-spec. The following table provides summary information regarding our high-spec well service rig fleet, including the additional rigs that we expect to be delivered during the remainder of 2017. For additional information, please see "—Properties and Equipment—Equipment—Well Services."

HP Rating(1)	Mast Height	Mast Rating(2)	Manufacturer & Model	Number of High-Spec Rigs
600 HP	112' - 117'	300,000 - 350,000 lbs	NOV 6-C	14*
500 - 550 HP . .	104' - 108'	250,000 - 275,000 lbs	NOV 5-C and equivalent	103**
450 - 475 HP . .	102' - 104'	200,000 - 250,000 lbs	NOV 4-C and equivalent	26***
Total				143

(1) Per manufacturer.

(2) The mast ratings of our high-spec well service rigs complement their high operating HP and tall mast heights by allowing such rigs to safely support the higher weights associated with the long tubing strings used in long-lateral well completion operations.

* Includes four rigs expected to be delivered during the remainder of 2017, two of which we expect to have extended mast heights of 117 feet.

** Includes 13 rigs expected to be delivered during the remainder of 2017.

*** Includes five rigs expected to be delivered during the remainder of 2017.

The composition of our well service rig fleet makes it particularly well-suited to provide both completion-oriented services, the demand for which generally increases along with increased capital spending by E&P operators, and production-oriented services, the demand for which is less influenced, on a comparative basis, by such capital spending. The ability of our well service rigs to accommodate the needs of our E&P customers in a variety of economic conditions has historically allowed us to maintain relatively high rig utilization as measured by total monthly rig hours worked in a particular period per rig, which we refer to herein as our average monthly hours per rig. For example, our rig utilization as measured by average monthly hours per rig, exclusive of the impact of the ESCO Acquisition, during 2016 and the first quarter of 2017 was approximately 178 and 194, respectively. As noted above, our rig utilization as measured by average monthly hours per rig for these periods are exclusive of the impact of the ESCO Acquisition; ESCO historical rig utilization, as measured by average monthly hours per rig, was approximately 88 and 112, respectively, for the twelve months ended January 31, 2017 and the three months ended April 30, 2017. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—How We Evaluate Our Operations—Rig Utilization."

In addition to our core well service rig operations, we offer a suite of complementary services, including wireline, snubbing, fluid management and well service-related equipment rentals. Our rental equipment includes well control packages and hydraulic catwalks, which are typically deployed in conjunction with high-spec well service rigs. These complementary services and equipment are typically procured by the same decision-makers at our customers that procure our well service rigs and are provided by our same field personnel, generating incremental revenues per job while limiting incremental costs to us. Our complementary well completion and production services and equipment strategically enhance our operating footprint, create operational efficiencies for our customers and allow us to capture a greater portion of their spending across the lifecycle of a well.

We also provide a range of proprietary, modular equipment for the processing of rich natural gas streams at the wellhead or central gathering points in basins where drilling and completion activity has outpaced the development of permanent processing infrastructure. Our fleet of more than 25 MRUs is modern, reliable and equipped to handle large volumes of natural gas from conventional and unconventional wells while operating across a broad array of oilfield conditions with minimal downtime and maintenance. Our customers rely on our purpose-built MRUs to process natural gas to meet

<h2 style="text-align:center">Our Competitive Strengths</h2>

We believe that the following strengths will position us to achieve our primary business objective of creating value for our shareholders:

Leading Provider of High-Spec Well Service Rigs and Associated Services

We have invested in a premier fleet of well service rigs designed to efficiently execute technically challenging horizontal well completion programs as well as production-oriented well maintenance, workover and decommissioning operations. In February 2017, we entered into the NOV Purchase Agreement, pursuant to which we expect to accept delivery of an additional 22 high-spec well service rigs periodically throughout the remainder of 2017. As a result of the NOV Purchase Agreement, our total well service rig fleet will expand to 144 rigs, 143 of which will be high-spec. Based on Coras data, this makes us one of the largest independent providers of high-spec well service rigs and associated services in the United States. Further, we believe that our fleet of high-spec well service rigs is among the youngest fleet of well service rigs in the industry and is therefore more reliable and better suited to perform work on long lateral horizontal wells than the older fleets of many of our competitors. Additionally, our largely uniform fleet of high-spec well service rigs facilitates consistency in maintenance, training, in-field performance and service quality to customers. As horizontal well complexity continues to increase, we expect our customers will increasingly rely on high-spec well service rigs to perform both completion and production services. Consequently, we expect demand growth for our fleet of well service rigs to outpace that for many of our competitors' fleets going forward.

Balanced Exposure to Completion and Production Activity

The composition of our well service rig fleet makes it particularly well-suited to provide both completion-oriented and production-oriented services. Accordingly, we benefit from increased exposure to high-margin unconventional well completion support operations during periods of increased completion activity while maintaining stable growth through workover, well maintenance and decommissioning operations on the growing base of producing wells. The ability of our well service rigs to accommodate the needs of our E&P customers in a variety of economic conditions has historically allowed us to maintain relatively high rig utilization. For example, our rig utilization as measured by average monthly hours per rig during 2016 and the first quarter of 2017 was approximately 178 and 194, respectively. Although ESCO's historical rig utilization has been lower than ours in recent periods, we believe that, following an initial integration period during 2017 and the beginning of 2018, our balanced exposure to completion and production activity will continue to result in relatively high rig utilization as compared to our competitors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Impacting the Comparability of Results of Operations— ESCO Acquisition."

Proprietary Natural Gas and NGL Processing Solutions

We have developed a premium offering that includes proprietary designs on modern processing equipment, including modular MRUs that process natural gas at the wellhead or central gathering points to meet pipeline specifications, extract higher value NGLs, provide fuel gas for wellsites and facilities and reduce emissions at the flare tip. To facilitate the processing of rich natural gas streams in basins where drilling and completion activity has outpaced the development of permanent processing infrastructure, we typically enter into six- to twelve-month rental agreements with customers for our full-service, turnkey solutions, providing us with relatively stable cash flows as compared to the shorter-term agreements often used for similar equipment and services. Our modular units provide flexibility across a broad range of project requirements and operating environments, and are designed to allow for quick mobilization to minimize downtime and increase utilization, particularly in conjunction with the operational support provided by our expert field personnel. We expect our advanced technology and high-quality service to continue to drive market penetration across the multiple basins in which we operate.

Deep Relationships with Blue-Chip E&P Customers across Multiple Basins

We are headquartered in Houston, Texas, and have an extensive operating footprint in key unconventional energy plays, including the Permian Basin, the Denver-Julesburg Basin, the Eagle Ford Shale, the Bakken Shale, the Haynesville Shale, the Gulf Coast and the SCOOP and STACK plays, which are among the most prolific unconventional resource plays in the United States. Our relationships with our broad customer base, which includes Devon Energy Corporation, EOG Resources, Inc., Oasis Petroleum Inc., Noble Energy, Inc., PDC Energy Inc. and Statoil ASA, enabled us during the recent downturn to maintain higher utilization and stronger financial results than many of our competitors. Our track record of consistently providing high-quality, safe and reliable service has allowed us to develop long-term customer partnerships, which we believe makes us the service provider of choice for many of our customers. For example, in 2014, we entered into the five-year take-or-pay EOG Contract for three well service rigs, which was increased in 2015 to six well service rigs and in July 2017 to eight well service rigs (which, at the option of EOG Resources, Inc., may be increased to 11 well service rigs), operating in the Eagle Ford Shale in South Texas. Pursuant to the EOG Contract, EOG Resources, Inc. is generally obligated, with respect to each contracted well service rig, to utilize such well service rig for an average annual minimum of 2,750 hours at a stated rate based on our costs and other adjustments plus a mark-up that is subject to adjustment in certain circumstances based on market conditions and other factors. Further, during 2016, and excluding the impact of the ESCO Acquisition, we worked for 148 distinct customers, including 33 publicly traded companies, with no customer accounting for more than 20% of our annual revenues. As a result of the ESCO Acquisition, we expect to add approximately 92 additional distinct customers, including 11 publicly traded companies, none of which would have accounted for more than 20% of our annual revenues after giving effect to the ESCO Acquisition. As our customers increase their drilling and completion activity, we expect to continue to leverage our current relationships to expand our geographic footprint and to facilitate continued growth in the basins in which we currently operate.

Strong Balance Sheet Enables Strategic Deployment of Capital

We believe our balance sheet strength has allowed us to continue to invest in our equipment and meet working capital requirements required for a fast growing business, while also providing flexibility to opportunistically pursue expansion opportunities. We believe that larger E&P operators prefer well-capitalized service providers that are better positioned to meet service requirements and financial obligations. Many of our primary competitors have high levels of total debt or recently emerged from bankruptcy during which they significantly reduced their capital and maintenance expenditures. By contrast, after giving effect to this offering and the use of proceeds therefrom, we expect to have on a pro forma basis only $7.0 million of seller notes outstanding, approximately $18.0 million to $21.0 million of borrowing capacity, which is subject to adjustment based on, among other things, the eligibility and amount of our accounts receivable, under our Credit Facility and approximately $31.4 million of pro forma cash on the balance sheet (based on our cash balance as of March 31, 2017), which we believe will provide us with ample liquidity to support strategic investments to continue to grow our business and enhance market share.

Experienced Management Team Reinforces Dedication to Safety and Reliability

The members of our management team are seasoned operating, financial and administrative executives with extensive experience in and knowledge of the oilfield services industry. Our senior executives have a strong track record in establishing oilfield service companies and growing them organically and through strategic acquisitions. Our management team is led by our President and Chief Executive Officer, Darron M. Anderson, who has more than 26 years of oil and natural gas experience and a track record of leadership in the oilfield services industry. Each member of our management team possesses significant leadership and operational experience with long tenures in the industry and respective careers at leading companies. We believe that the commitment of our management team to building and supporting a strong company culture has driven our consistent track record of reliability and safety. During 2016, our TRIRs in our Well Services and Processing Solutions segments were 0.72 and 0.00, respectively, and we expect to maintain similar TRIRs following the ESCO Acquisition. Our history of safe operations enables us to qualify for projects with industry leading E&P customers that have stringent safety requirements.

Our Business Strategy

We believe that we will be able to achieve our primary business objective of creating value for our shareholders by executing on the following strategies:

Capitalize on the Expected Increase in Demand for High-Spec Well Service Rigs

As a leading owner and operator of modern high-spec well service rigs with an operating footprint and customer relationships in the most active unconventional oil and natural gas basins in the United States, we believe that our company is well positioned to capitalize efficiently on a recovery in unconventional completion and production activity and the resulting demand for high-spec well service rigs. Further, we expect that the relatively high current inventory of DUC wells will drive demand growth for horizontal well completion services that will outpace the growth in the U.S. onshore drilling rig count. Industry reports by Spears forecast that the U.S. onshore market for completion equipment and services is expected to grow at a compound annual growth rate of 26% through 2021, primarily driven by unconventional horizontal wells. We intend to leverage our high quality assets to strategically target higher-margin, horizontal completions-oriented work that typically exceeds the capabilities of coiled tubing and older, lower specification well service rigs. Unconventional oil wells in particular typically require frequent intervention as a result of relatively high utilization of downhole tools and equipment. As the growing base of unconventional producing wells ages, we expect E&P operators to increasingly deploy well service programs in order to increase and sustain production. We are well positioned to provide these services throughout the life of the well to meet this demand, including through well completion support services, workover operations and well maintenance, which should result in stable growth, increased asset utilization, enhanced profitability and relatively limited cyclicality.

Grow Our Fleet of High-Spec Well Service Rigs, Modular MRUs and Associated Equipment

We have invested in a fleet of high-spec well service rigs through a combination of purchasing new-build rigs from leading U.S. manufacturers and by acquiring and integrating assets from other companies. As a result of the NOV Purchase Agreement, we expect to accept delivery of an additional 22 high-spec rigs periodically throughout the remainder of 2017. Further, in connection with our continued investment in high-spec well service rigs capable of meeting the most challenging horizontal well demands, we intend to accelerate our utilization of innovative technology systems allowing for the immediate collection and analysis of rig performance data. This data will allow us to operate among the highest levels of efficiency while assisting our customers in developing best well servicing practices.

We have also invested in differentiated and proprietary assets in our equipment rentals business, including our modern, reliable fleet of modular MRUs. We expect to leverage our strong balance sheet and continue to strategically deploy additional capital to invest in high-spec well service rigs, purpose-built MRUs and complementary rental equipment to service our customers' well completion, production and processing operations.

Develop and Expand Relationships with Existing and New Customers

We serve well-capitalized customers that we believe will be critical to the long-term development of conventional and unconventional domestic onshore resources in the United States. We intend to continue developing long-term relationships with our customer base of leading E&P operators that value safe and reliable operations and have the financial stability and flexibility to weather most industry cycles. We believe that our strong track record of performance combined with our fleet of high-spec well service rigs will allow us to both develop new customer relationships and expand our existing customer relationships through cross-selling opportunities with respect to our complementary equipment and services. Furthermore, many of our customers have established operations throughout the United States, which we intend to leverage as opportunities for us to enter new geographic regions as well as further strengthen our presence in the regions where we currently operate.

Maintain a Conservative Balance Sheet to Pursue Organic and External Growth Opportunities

We intend to maintain a conservative approach to managing our balance sheet to preserve operational and strategic flexibility. We actively manage our liquidity by monitoring cash flow, capital spending and debt capacity. For example, as of March 31, 2017, we had only approximately $22.5 million of total combined consolidated long-term debt. Prior to or in connection with the consummation of this offering, all of such long-term debt, as well as the additional $9.9 million incurred under the Ranger Bridge Loan from April through July 2017, has been or will be repaid, and we will have only $7.0 million of seller notes outstanding thereafter. Our focus on maintaining a strong balance sheet has enabled us to execute our strategy through industry volatility and commodity price cycles. We expect to fund the expansion of our high-spec well service rig fleet and continue to grow our operations with the proceeds from this offering, cash flow from operations, availability under our Credit Facility and capital markets offerings when appropriate.

Reinforce Strong Company Culture through Employee Retention and Dedication to Safety

We believe that our technically skilled personnel enable us to provide consistently reliable services while maintaining an excellent safety record that surpasses industry averages and meets the expectations of our leading E&P customers. By reinforcing our strong company culture, fostering a dedication to safety through the maintenance of stringent employee screening and training and providing opportunities to work with modern equipment and leading technologies, we expect to continue to experience relatively low turnover of our highly skilled workforce and attract additional talent to continue to deliver exceptional service to our customers.

Our Services

Well Services

Our high-spec well service rigs facilitate operations throughout the lifecycle of a well, including, as described in greater detail below, (i) well completion support; (ii) workover; (iii) well maintenance; and (iv) decommissioning. We provide these advanced well services to E&P companies, particularly to those operating in unconventional oil and natural gas reservoirs and requiring technically and operationally advanced services. Our high-spec well service rigs are designed to support growing U.S. horizontal well demands.

Specifically, our well service rig operations consist primarily of the following:

- *Well completion support*. Our well completion support services are utilized subsequent to hydraulic fracturing operations but prior to placing a well into production, and primarily include unconventional well completion operations, including milling out composite plugs, frac sand or other downhole debris or obstructions that were introduced in the well as part of the completion

Properties and Equipment

Properties

Our 29,000 square foot corporate headquarters is located at 800 Gessner Street, Suite 1000, Houston, Texas 77024. We lease our general office space at our corporate headquarters. The lease expires in 2020. We currently own or lease the following additional principal properties:

Facility Location	Purpose	Size (sq ft/acres)	Leased or Owned	Lease Expiration	Segment
Houston, Texas	Corporate offices/Field Office	2,756 sq ft	Leased	2017	Processing Solutions
Wharton, Texas	Yard	4 acres	Leased	2018	Well Services
Odessa, Texas	Maintenance Facility/Yard/Field Office	5,000 sq ft/5 acres	Leased	2020	Well Services
Pleasanton, Texas	Maintenance Facility/Yard/Field Office	7,800 sq ft/3 acres	Owned	N/A	Well Services
Milliken, Colorado	Maintenance Facility/Yard/Field Office	124,000 sq ft/23 acres	Owned	N/A	Well Services
Gillette, Wyoming	Maintenance Facility/Yard/Field Office	42,500 sq ft/30 acres	Leased	2018	Well Services
Newtown, North Dakota	Maintenance Facility/Yard/Field Office	10,000 sq ft/3.5 acres	Owned	N/A	Well Services
Williston, North Dakota	Maintenance Facility/Yard/Field Office	10,820 sq ft/4.5 acres	Leased	2018	Well Services
Dickinson, North Dakota	Maintenance Facility/Yard/Field Office	11,120 sq ft/3.5 acres	Owned	N/A	Well Services
San Angelo, Texas	Maintenance Facility/Yard/Field Office	12,055 sq ft/ 10 acres	Leased	(1)	Well Services
Bowie, Texas	Maintenance Facility/Yard/Field Office	23,584 sq ft/ 8 acres	Leased	(1)	Well Services
Bowie, Texas	Maintenance Facility/Yard/Field Office	3,100 sq ft/ 1 acre	Leased	(1)	Well Services
Montague, Texas	Maintenance Facility/Yard	6,400 sq ft/ 10 acres	Leased	(1)	Well Services

(1) We expect to enter into lease agreements with respect to these properties in connection with the consummation of the ESCO Acquisition, the terms of which, including the respective lease expirations, will be individually negotiated.

We also lease several smaller facilities, which leases generally have shorter terms, and may enter into additional lease agreements in connection with the consummation of the ESCO Acquisition. We believe that our facilities are adequate for our operations and their locations allow us to efficiently serve our customers. We do not believe that any single facility is material to our operations and, if necessary, we could readily obtain a replacement facility.

Equipment

Well Services

We have 122 well service rigs in our fleet, 121 of which are considered to be "high-spec," with high operating HP (450 HP or greater) and tall mast heights (102 feet or higher). The only rig in our fleet that is not high-spec is generally deployed only for plugging and abandonment operations on conventional vertical wells. We also have eight older plugging and abandonment rigs that we no longer market as part of our well service rig fleet. In February 2017, we entered into the NOV Purchase Agreement, pursuant to which we expect to accept delivery of an additional 22 high-spec well service

rigs periodically throughout the remainder of 2017. As a result of the NOV Purchase Agreement, our well service rig fleet will expand to 144 rigs, 143 of which will be considered to be high-spec.

The high-spec well service rigs in our fleet, the substantial majority of which has been built since 2010, have an average age of approximately six years and feature modern operating components sourced from leading U.S. manufacturers. Approximately 55% of our existing high-spec well service rigs were manufactured by NOV, with the remaining manufactured by Dragon/Cooper, Service King, Rig Works, Taylor and Stewart & Stevenson Crown. Please see the table below for additional details regarding our high-spec well service rigs, including the 49 high-spec well service rigs we expect to acquire in the ESCO Acquisition.

HP Rating(1)	Mast Height	Mast Rating	Year of Manufacture	Manufacturer & Model
Existing High-Spec Rig Fleet:				
*600 HP	112’	300,000 lbs	2014	NOV 6-C
*600 HP	112’	300,000 lbs	2014	NOV 6-C
*600 HP	112’	300,000 lbs	2013	NOV 6-C
*600 HP	112’	300,000 lbs	2013	NOV 6-C
*600 HP	112’	300,000 lbs	2012	NOV 6-C
*600 HP	112’	300,000 lbs	2011	NOV 6-C
*600 HP	112’	300,000 lbs	2011	NOV 6-C
*600 HP	112’	300,000 lbs	2011	NOV 6-C
*600 HP	112’	300,000 lbs	2011	NOV 6-C
600 HP	112’	300,000 lbs	2011	NOV 6-C
500 HP	104’	250,000 lbs	2015	Dragon/Cooper SP-550
500 HP	104’	250,000 lbs	2014	Dragon/Cooper SP-550
500 HP	104’	250,000 lbs	2013	Dragon/Cooper SP-550
500 HP	104’	250,000 lbs	2013	Dragon/Cooper SP-550
500 HP	104’	250,000 lbs	2013	Dragon/Cooper SP-550
500 HP	104’	250,000 lbs	2013	Dragon/Cooper SP-550
500 HP	104’	250,000 lbs	2016	Dragon/Cooper SP-550
500 HP	104’	250,000 lbs	2015	Dragon/Cooper SP-550
500 HP	104’	250,000 lbs	2014	Dragon/Cooper SP-550
550 HP	108’	275,000 lbs	2015	Rig Works, Inc. Mustang-550
550 HP	108’	275,000 lbs	2015	Rig Works, Inc. Mustang-550
550 HP	108’	275,000 lbs	2015	Rig Works, Inc. Mustang-550
550 HP	108’	275,000 lbs	2015	Rig Works, Inc. Mustang-550
*550 HP	104’	275,000 lbs	2009	Rig Works, Inc. Mustang 550
*550 HP	104’	275,000 lbs	2008	Rig Works, Inc. Mustang 550
*550 HP	104’	275,000 lbs	2008	Rig Works, Inc. Mustang 550
*550 HP	104’	275,000 lbs	2008	Rig Works, Inc. Mustang 550

(1) Per manufacturer.

* Identifies high-spec well service rigs that we expect to acquire in the ESCO Acquisition. See “Prospectus Summary—Recent Developments—ESCO Acquisition.”

HP Rating(1)	Mast Height	Mast Rating	Year of Manufacture	Manufacturer & Model
*550 HP	104’	275,000 lbs	2008	Rig Works, Inc. Mustang 550
*550 HP	104’	275,000 lbs	2008	Rig Works, Inc. Mustang 550
*550 HP	104’	275,000 lbs	2008	Rig Works, Inc. Mustang 550
*550 HP	104’	275,000 lbs	2007	Rig Works, Inc. Mustang 550
*550 HP	104’	275,000 lbs	2007	Rig Works, Inc. Mustang 550
*550 HP	104’	275,000 lbs	2007	Rig Works, Inc. Mustang 550
*550 HP	104’	275,000 lbs	2007	Rig Works, Inc. Mustang 550
*550 HP	104’	275,000 lbs	2007	Rig Works, Inc. Mustang 550
*550 HP	104’	275,000 lbs	2006	Rig Works, Inc. Mustang 550
*550 HP	104’	275,000 lbs	2006	Rig Works, Inc. Mustang 550
*550 HP	104’	275,000 lbs	2006	Rig Works, Inc. Mustang 550
*550 HP	110’	250,000 lbs	2012	Stewart & Stevenson Crown
*550 HP	110’	250,000 lbs	2012	Stewart & Stevenson Crown
*550 HP	110’	250,000 lbs	2012	Stewart & Stevenson Crown
*550 HP	110’	250,000 lbs	2012	Stewart & Stevenson Crown
*550 HP	110’	250,000 lbs	2012	Stewart & Stevenson Crown
*550 HP	110’	250,000 lbs	2012	Stewart & Stevenson Crown
*550 HP	110’	250,000 lbs	2012	Stewart & Stevenson Crown
*550 HP	110’	250,000 lbs	2011	Stewart & Stevenson Crown
*550 HP	104’	250,000 lbs	2004	Stewart & Stevenson Crown
*550 HP	104’	250,000 lbs	2004	Stewart & Stevenson Crown
500 HP	104’	250,000 lbs	2017	NOV 5-C
~~500 HP~~	~~104’~~	~~250,000 lbs~~	~~2017~~	~~NOV 5-C~~
~~500 HP~~	~~104’~~	~~250,000 lbs~~	~~2017~~	~~NOV 5-C~~
500 HP	104’	250,000 lbs	2017	NOV 5-C
500 HP	104’	250,000 lbs	2017	NOV 5-C
500 HP	104’	250,000 lbs	2017	NOV 5-C
500 HP	104’	250,000 lbs	2017	NOV 5-C
500 HP	104’	250,000 lbs	2015	NOV 5-C
500 HP	104’	250,000 lbs	2015	NOV 5-C
500 HP	104’	250,000 lbs	2015	NOV 5-C
500 HP	104’	250,000 lbs	2015	NOV 5-C
500 HP	104’	250,000 lbs	2015	NOV 5-C
500 HP	104’	250,000 lbs	2015	NOV 5-C
500 HP	104’	250,000 lbs	2015	NOV 5-C
500 HP	104’	250,000 lbs	2014	NOV 5-C
500 HP	104’	250,000 lbs	2014	NOV 5-C
500 HP	104’	250,000 lbs	2014	NOV 5-C
500 HP	104’	250,000 lbs	2014	NOV 5-C
500 HP	104’	250,000 lbs	2014	NOV 5-C
500 HP	104’	250,000 lbs	2014	NOV 5-C
500 HP	104’	250,000 lbs	2014	NOV 5-C
500 HP	104’	250,000 lbs	2014	NOV 5-C
500 HP	104’	250,000 lbs	2014	NOV 5-C
500 HP	104’	250,000 lbs	2014	NOV 5-C
500 HP	104’	250,000 lbs	2014	NOV 5-C
500 HP	104’	250,000 lbs	2014	NOV 5-C
500 HP	104’	250,000 lbs	2013	NOV 5-C
500 HP	104’	250,000 lbs	2013	NOV 5-C
500 HP	104’	250,000 lbs	2013	NOV 5-C
500 HP	104’	250,000 lbs	2013	NOV 5-C
500 HP	104’	250,000 lbs	2013	NOV 5-C
500 HP	104’	250,000 lbs	2011	NOV 5-C
500 HP	104’	250,000 lbs	2011	NOV 5-C
500 HP	104’	250,000 lbs	2011	NOV 5-C
500 HP	104’	250,000 lbs	2011	NOV 5-C

(1) Per manufacturer.
* Identifies high-spec well service rigs that we expect to acquire in the ESCO Acquisition. See “Prospectus Summary—Recent Developments—ESCO Acquisition.”

HP Rating(1)	Mast Height	Mast Rating	Year of Manufacture	Manufacturer & Model
500 HP	104'	250,000 lbs	2011	NOV 5-C
500 HP	104'	250,000 lbs	2011	NOV 5-C
500 HP	104'	250,000 lbs	2010	NOV 5-C
500 HP	104'	250,000 lbs	2010	NOV 5-C
500 HP	104'	250,000 lbs	2010	NOV 5-C
500 HP	104'	250,000 lbs	2010	NOV 5-C
500 HP	104'	250,000 lbs	2010	NOV 5-C
500 HP	104'	250,000 lbs	2010	NOV 5-C
*500 HP	104'	250,000 lbs	2010	NOV 5-C
*500 HP	104'	250,000 lbs	2008	NOV 5-C
*500 HP	104'	250,000 lbs	2008	NOV 5-C
*500 HP	104'	250,000 lbs	2008	NOV 5-C
*500 HP	104'	250,000 lbs	2008	NOV 5-C
475 HP	104'	250,000 lbs	2014	Service King 575
475 HP	104'	250,000 lbs	2014	Service King 575
475 HP	104'	250,000 lbs	2014	Service King 575
475 HP	104'	250,000 lbs	2014	Service King 575
475 HP	104'	250,000 lbs	2011	Service King 575
475 HP	104'	250,000 lbs	2009	Service King 575
*475 HP	104'	240,000 lbs	2014	Taylor TI-500
*475 HP	104'	240,000 lbs	2010	Taylor TI-500
*475 HP	104'	240,000 lbs	2009	Taylor TI-500
*475 HP	104'	240,000 lbs	2009	Taylor TI-500
*475 HP	104'	240,000 lbs	2009	Taylor TI-500
*475 HP	104'	240,000 lbs	2007	Taylor TI-500
*500 HP	104'	240,000 lbs	2007	Taylor C-500
*500 HP	104'	240,000 lbs	2007	Taylor C-500
*500 HP	104'	240,000 lbs	2006	Taylor C-500
*500 HP	104'	240,000 lbs	2006	Taylor C-500
450 HP	102'	200,000 lbs	2017	NOV 4-C
450 HP	102'	200,000 lbs	2012	NOV 4-C
450 HP	102'	200,000 lbs	2012	NOV 4-C
450 HP	102'	200,000 lbs	2012	NOV 4-C
450 HP	102'	200,000 lbs	2012	NOV 4-C
450 HP	102'	200,000 lbs	2012	NOV 4-C
450 HP	102'	200,000 lbs	2012	NOV 4-C
450 HP	102'	200,000 lbs	2012	NOV 4-C
450 HP	102'	200,000 lbs	2010	NOV 4-C

(1) Per manufacturer.

* Identifies high-spec well service rigs that we expect to acquire in the ESCO Acquisition. See "Prospectus Summary—Recent Developments—ESCO Acquisition."

HP Rating(1)	Mast Height	Mast Rating	Year of Manufacture	Manufacturer & Model
Expected 2017 Additions:				
600 HP	117’	300,000 lbs	2017	NOV 6-C
600 HP	117’	300,000 lbs	2017	NOV 6-C
600 HP	112’	300,000 lbs	2017	NOV 6-C
600 HP	112’	300,000 lbs	2017	NOV 6-C
500 HP	104’	250,000 lbs	2017	NOV 5-C
500 HP	104’	250,000 lbs	2017	NOV 5-C
500 HP	104’	250,000 lbs	2017	NOV 5-C
500 HP	104’	250,000 lbs	2017	NOV 5-C
500 HP	104’	250,000 lbs	2017	NOV 5-C
500 HP	104’	250,000 lbs	2017	NOV 5-C
500 HP	104’	250,000 lbs	2017	NOV 5-C
500 HP	104’	250,000 lbs	2017	NOV 5-C
500 HP	104’	250,000 lbs	2017	NOV 5-C
500 HP	104’	250,000 lbs	2017	NOV 5-C
500 HP	104’	250,000 lbs	2017	NOV 5-C
500 HP	104’	250,000 lbs	2017	NOV 5-C
500 HP	104’	250,000 lbs	2017	NOV 5-C
450 HP	102’	200,000 lbs	2017	NOV 4-C
450 HP	102’	200,000 lbs	2017	NOV 4-C
450 HP	102’	200,000 lbs	2017	NOV 4-C
450 HP	102’	200,000 lbs	2017	NOV 4-C
450 HP	102’	200,000 lbs	2017	NOV 4-C

(1) Per manufacturer.

In connection with the operations of our high-spec well service rigs, we also maintain a supply of additional service and rental equipment, including accumulators, acid and frac tanks, motor vehicles, trailers, tractors, catwalks, cementing units, snubbing units, pipe racks, power swivels, ram block assemblies, rig pumps and related items.

Processing Solutions

We have a fleet of more than 25 MRUs that are modern, reliable and equipped to handle large volumes of natural gas while operating across a broad array of oilfield conditions with minimal downtime and maintenance. Our MRUs are constructed and assembled by third-party vendors in accordance with our proprietary designs and with our oversight of sourcing and procurement. Our MRUs can be stacked and scaled to handle a broad range of projects and natural gas volumes (i.e., 10, 20, 30, 40, 50 MMscfd and beyond). Our MRUs can generate temperatures down to −20 degrees Fahrenheit. In addition, we own and operate five (5) auxiliary NGL stabilizer units (designed to assist our MRUs that require additional capacity to separate and capture valuable NGLs), over 40 NGL storage tanks with bulkhead delivery systems and capacities of 18,000 gallons, fourteen trailer-mounted natural gas generators and additional supporting auxiliary equipment. Our proprietary natural gas and NGL processing equipment is generally designed to be mobile and purpose-built to increase efficiency and productivity while reducing safety risks.

INDUSTRY

Unless otherwise indicated, the market data and certain other statistical information set forth in this "Industry" section is based on independent industry publications, government publications and other published sources, including data from Coras, Spears, Qittitut and Drillinginfo. Some data are also based on our good faith estimates. Although we believe these third-party sources are reliable as of their respective dates, neither we nor the underwriters have independently verified the accuracy or completeness of this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled "Risk Factors." These and other factors could cause results to differ materially from those expressed in these publications.

Overview

We operate our business within the oilfield services industry. Demand for oilfield services is primarily driven by the level of drilling, completion and production activity by E&P companies, which, in turn, depends largely on the current and anticipated profitability of developing oil and natural gas reserves. Over the past decade, the increased development of unconventional oil and natural gas reserves in North America has resulted in a significant growth in oil and natural gas production. However, beginning in the second half of 2014, oil and natural gas prices began to decline after the posted WTI price of oil reached a peak of $107.26 per Bbl in June 2014 and the posted Henry Hub price of natural gas reached a peak of $6.15 per MMBtu in February 2014. Significant declines in oil and natural gas prices continued through 2015 and parts of 2016, driving a reduction in the drilling, completion and production activities of the majority of E&P companies and, as a result, a reduction in the demand for oilfield services, leading to a decline in utilization across the industry.

Reduced drilling and completion spending during 2015 and 2016 has resulted in a decline in the production of oil and natural gas in North America. Furthermore, an agreement in late 2016 by members of OPEC to reduce production, and thereby limit supply, has provided additional support for recent increases in oil and natural gas prices. For example, WTI benchmark oil prices have recovered by approximately 76% from a low of $26.21 per Bbl in February 2016 to $46.02 per Bbl at the end of June 2017. Henry Hub natural gas prices have increased by approximately 82% from a low of $1.64 per MMBtu in March 2016 to $2.98 per MMBtu at the end of May 2017.

In response to the improved expected financial returns generated by these recent increases in oil and natural gas prices, E&P companies have generally increased their capital budgets thus far in 2017 as compared to 2016. Accordingly, the onshore U.S. drilling rig count has recovered by approximately 135% from a low of 404 rigs in May 2016 to 950 rigs in July 2017. Further, during the same time period, the number of drilling rigs drilling horizontal wells has risen from 314 to 803 and the number of drilling rigs targeting oil production has increased from 318 to 764. In addition, the number of active well service rigs in the United States has increased from 989 in May 2016 to 1,219 in March 2017. We expect to see continued increases in activity and pricing for oilfield services if commodity prices remain near current levels or rise further.

Our Segments

Within the broader oilfield services industry, we conduct our operations through two segments: Well Services and Processing Solutions. As part of the oilfield services industry, our Well Services and Processing Solutions segments are generally influenced by the macroeconomic trends identified above under "—Overview." For example, as illustrated in the chart below, the U.S. onshore well services market has seen increased activity in recent years that largely coincides with increased drilling and completion spending by U.S. onshore E&P companies.

positions at Schlumberger, including Controller—Drilling Group from May 2010 to January 2011, Manager—Mergers and Acquisitions from May 2009 to April 2010 and Controller—Oilfield Services from August 2006 to April 2009. Mr. Shivram is a Chartered Accountant and we believe that his experience in financial accounting, income taxes and treasury operations, along with a strong background in corporate finance and mergers and acquisitions, bring important and valuable skills to our board of directors.

Status as a Controlled Company

Because CSL, through its interests in the Existing Owners, CSL Opportunities II and CSL Holdings II will initially hold approximately 60.0% of the voting power of our capital stock following the completion of this offering, we expect to be a controlled company as of the completion of the offering under Sarbanes-Oxley and NYSE corporate governance standards. A controlled company does not need its board of directors to have a majority of independent directors or to form independent compensation and nominating and governance committees. As a controlled company, we will remain subject to rules of Sarbanes-Oxley and the NYSE that require us to have an audit committee composed entirely of independent directors. Under these rules, we must have at least one independent director on our audit committee by the date our Class A common stock is listed on the NYSE, at least two independent directors on our audit committee within 90 days of the listing date, and at least three independent directors on our audit committee within one year of the listing date.

If at any time we cease to be a controlled company, we will take all action necessary to comply with Sarbanes-Oxley and NYSE corporate governance standards, including by appointing a majority of independent directors to our board of directors and ensuring we have a compensation committee and a nominating and corporate governance committee, each composed entirely of independent directors, subject to a permitted "phase-in" period.

Initially, our board of directors will consist of a single class of directors each serving one-year terms. After CSL and its affiliates no longer collectively hold more than 50% of the voting power of our common stock, our board of directors will be divided into three classes of directors, with each class as equal in number as possible, serving staggered three-year terms, and such directors will be removable only for "cause."

Composition of Our Board of Directors

Our board of directors currently consists of eight members. In evaluating director candidates, we will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skills and expertise that are likely to enhance the board's ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of committees of the board to fulfill their duties.

Further, in connection with the consummation of this offering, we will enter into a stockholders' agreement with the Existing Owners and the Bridge Loan Lenders. Among other things, the stockholders' agreement is expected to provide CSL and Bayou Holdings with the right to designate a certain number of nominees to our board of directors for so long as CSL beneficially owns at least 10% of our common stock (or, in the case of Bayou Holdings, for so long as CSL beneficially owns at least 50% of our common stock). See "Certain Relationships and Related Party Transactions— Stockholders' Agreement."

Director Independence

The board of directors is in the process of reviewing the independence of our directors using the independence standards of the NYSE and the SEC. Currently, we anticipate that our board of directors will determine that Messrs. Miller, Austin and Shivram are independent within the meaning of NYSE listing standards currently in effect and within the meaning of 10A-3 of the Exchange Act.

A "Change of Control" is generally defined in an applicable award agreement as (i) the date any one person or group (excluding CSL and its affiliates) acquires ownership of securities of Ranger Holdings representing more than 50% of the total voting power of the outstanding voting securities of Ranger Holdings, (ii) any consolidation or merger involving Ranger Holdings in which the members of Ranger Holdings immediately prior to such consolidation or merger do not beneficially own securities representing more than 50% of the total voting power of the outstanding voting securities of the surviving or continuing entity or (iii) any sale, lease, exchange or other transfer of all, or substantially all, of the assets of Ranger Holdings.

An "Initial Public Offering" is generally defined in the Ranger Holdings LLC Agreement as the initial underwritten public offering of the securities of Ranger Holdings or other common equity securities pursuant to a registration statement on Form S-1 under the Securities Act.

A termination for "Cause" is generally defined in an applicable award agreement to occur upon a named executive officer's (i) commission of an act of fraud, dishonesty or disloyalty that could adversely affect or seriously prejudice Ranger Holdings or its affiliates, (ii) refusal or failure to follow lawful instructions of the board of managers of Ranger Holdings, (iii) breach of fiduciary duty or duty of loyalty, (iv) acceptance of work with another employer or business, (v) habitual drug or alcohol abuse, (vi) material breach or violation of the named executive officer's employment agreement, the Ranger Holdings LLC Agreement or the award agreement, (vii) material breach or violation of any lawful policy, rule, regulation or directive, (viii) conviction of any felony or conviction of any crime involving moral turpitude, (ix) violation of federal or state securities laws or (x) commission of an act of attempting to secure personal profit or benefit not fully disclosed to and approved by the board of managers of Ranger Holdings in connection with any transaction entered into on behalf of Ranger Holdings or its affiliates.

A resignation for "Good Reason" is generally defined in an applicable award agreement to occur upon the material diminution of a named executive officer's job duties and responsibilities without the named executive officer's express written consent.

We do not expect that our corporate reorganization or this offering will result in a Change in Control or an Initial Public Offering with respect to the Ranger Holdings Incentive Units. As of the date of this filing, no class of the Ranger Holdings Incentive Units has received a payout. In connection with the corporate reorganization and this offering, Ranger Holdings will take action pursuant to the Ranger Holdings LLC Agreement to exchange certain of the Ranger Holdings Incentive Units held by Messrs. Milliren, Douglas and Podraza for substantially similar incentive units in Ranger Holdings II (the "Ranger Holdings II Incentive Units"), which will be subject to the same tiered distribution thresholds, vesting conditions and forfeiture and repurchase terms as the Ranger Holdings Incentive Units. As a result, following the corporate reorganization and this offering, Ranger Holdings II will be responsible for making all payments, distributions and settlements to all award recipients relating to the Ranger Holdings II Incentive Units as the Ranger Holdings II Incentive Units will be equity interests in Ranger Holdings II granted under the limited liability company agreement of Ranger Holdings II. Because we will not be a party to the limited liability company agreement of Ranger Holdings II, we cannot be certain that the terms of the Ranger Holdings II Incentive Units, as applicable, will remain the same in the future.

Torrent Holdings Incentive Units

Certain executive officers of Torrent Services, including Mr. Perryman, previously received Torrent Holdings Incentive Units granted pursuant to the Torrent Holdings LLC Agreement. The Torrent Holdings Incentive Units are intended to constitute "profits interests" and represent actual (non-voting) equity interests that have no liquidation value for U.S. federal income tax purposes on the date of grant but are designed to gain value only after the underlying assets realize a certain level of growth policies, directives or orders of the board of managers of Torrent Holdings, (iii) commission of an act involving gross misconduct or malfeasance in the performance of duties, (iv) commission of an act involving fraud, misrepresentation, theft, embezzlement, dishonesty or moral turpitude, (v) conviction of a felony or offense involving fraud, (vi) material breach of the Torrent Holdings LLC Agreement, any employment agreement or restrictive covenant agreement or (vii) gross negligence in discharging any material part of the named executive officer's duties.

A resignation for "Good Reason" is generally defined in the Torrent Holdings LLC Agreement to occur upon (i) a material diminution in a named executive officer's base salary, (ii) the relocation of the principal location where a named executive officer is required to perform his or her duties to a location that is more than 25 miles away, (iii) a material reduction in a named executive officer's functions, duties, title or responsibilities or (iv) a material breach by Torrent Holdings of any material provision of the Torrent Holdings LLC Agreement, a named executive officer's employment agreement or the Torrent Holdings Incentive Unit award agreement.

We do not expect that our corporate reorganization or this offering will result in a Drag-Along Transaction or a Public Offering with respect to the Torrent Holdings Incentive Units. As of the date of this filing, no class of Torrent Holdings Incentive Units has received a payout. In connection with the corporate reorganization and this offering, Torrent Holdings will take action pursuant to the Torrent Holdings LLC Agreement to exchange certain of the Torrent Holdings Incentive Units held by Mr. Perryman for substantially similar incentive units in Torrent Holdings II (the "Torrent Holdings II Incentive Units"), which will be subject to the same tiered distribution thresholds, vesting conditions and forfeiture and repurchase terms as the Torrent Holdings Incentive Units. As a result, following the corporate reorganization and this offering, Torrent Holdings II will be responsible for making all payments, distributions and settlements to all award recipients relating to the Torrent Holdings II Incentive Units as the Torrent Holdings II Incentive Units will be equity interests in Torrent Holdings II granted under the limited liability company agreement of Torrent Holdings II. Because we will not be a party to the limited liability company agreement of Torrent Holdings II, we cannot be certain that the terms of the Torrent Holdings II Incentive Units, as applicable, will remain the same in the future.

Other Benefits

Immediately prior to this offering and during fiscal year 2016, we offered participation in broad-based retirement, health and welfare plans to all of our employees. Immediately prior to this offering and during fiscal year 2016, we maintained plans intended to provide benefits under section 401(k) of the Internal Revenue Code of 1986, as amended (the "401(k) Plan"), where employees were allowed to contribute portions of their base compensation into a retirement account in order to encourage all employees, including any participating named executive officers, to save for the future. For the 2016 plan year, we provided an effective matching contribution equal to 100% of between 2% and 4% of an employee's eligible compensation.

We intend to offer participation in broad-based retirement, health and welfare plans to all of our employees. We also intend to maintain a 401(k) Plan, which we anticipate will provide for employer matching contributions and/or employer non-elective contributions.

Employment, Severance or Change in Control Agreements

Ranger Services previously maintained employment agreements with Messrs. Douglas and Podraza. The employment agreement with Mr. Douglas was terminated, effective as of May 31, 2017, without "Cause." Mr. Podraza voluntarily resigned employment without "Good Reason," effective in July 2017, at which point his employment agreement was terminated. Ranger Services previously maintained employment agreements with Messrs. Agee and Milliren. The employment agreement with Mr. Agee was terminated in connection with his termination of employment without "Cause" in March 2017 and the employment agreement with Mr. Milliren was terminated in connection with his termination of employment without "Cause" in April 2017. Torrent Services has entered into an employment agreement with Mr. Perryman.

Each employment agreement generally provides or previously provided (prior to termination) for a two- or three-year term with automatic renewals for successive one-year periods unless either party elects not to renew. Each employment agreement generally provides or previously provided (prior to termination) for an annualized base salary (as described above under "—Additional Narrative Disclosures—Base Salary") and eligibility to participate in all benefit plans and programs of Ranger Services or Torrent Services, as applicable. Each employment agreement also provides or previously provided (prior to termination) for annual cash incentive bonuses (as described above under "—Additional Narrative Disclosures—Cash Bonuses"). Mr. Perryman's employment agreement provides for subsidized medical, dental and vision insurance premiums, a car allowance and participation in an additional retirement plan that Torrent Services may establish, at its discretion.

Each employment agreement provides or previously provided (prior to termination) for the following benefits upon a named executive officer's termination of employment without "Cause" (as defined in the applicable employment agreement): (i) for Mr. Douglas, continued payment of his base salary for a period of 12 months, (ii) for Mr. Podraza, continued payment of his base salary for a period of six months and (iii) for Mr. Perryman, continued payment of his base salary for a period of nine months plus payment of an amount equal to the pro-rated incentive compensation that would have been earned in the year of his termination had he not been terminated, subject to the discretion of our board of directors. Upon a termination of employment for "Good Reason" (as defined in the applicable employment agreement), Mr. Podraza was and Mr. Perryman is entitled to the same payments due to him upon a termination without Cause, as described in the preceding sentence. If a named executive officer's employment is terminated for any reason other than those described above, no further compensation and benefits will be provided following the termination of the named executive officer's employment. The employment agreements also contain or contained certain restrictive covenants, including provisions that generally prohibit a named executive officer from competing with or soliciting vendors, suppliers, customers or clients of Ranger Services and its affiliates or Torrent Services and its affiliates, as applicable. These restrictions generally apply or applied during the term of the named executive officer's employment and for a period between six months to two years following the termination of such employment.

In connection with his termination of employment without Cause in March 2017, Mr. Agee became entitled to payments equal to 150% of his base salary, or $694,500, for 12 months following the date of termination pursuant to the terms of his employment agreement. The remaining portion of the payments described in the preceding sentence will be paid to Mr. Agee in three equal installments on August 31, 2017, October 31, 2017 and December 31, 2017, which installments may be accelerated if this offering closes prior to December 31, 2017 and achieves gross proceeds in excess of $120 million. In connection with his termination of employment, we also entered into a consulting agreement with Mr. Agee (the "Agee Agreement"), pursuant to which Mr. Agee agreed to provide consulting services to us from his separation date in March 2017 through July 2017 in exchange for a monthly consulting fee equal to his monthly base salary immediately prior to his separation date. In connection with his termination of employment without Cause in March 2017, Mr. Milliren was entitled to continued payment of his base salary for a limited period of time that ended in May 2017. In addition, we entered into a letter agreement with Mr. Milliren (the "Milliren Agreement") pursuant to which, subject to his execution of a release of claims in favor of us, Mr. Milliren will receive a one-time bonus in an amount equal to $275,000 (less applicable taxes and other withholdings), paid in a single lump sum cash payment, upon the closing of this offering. Due to his termination of employment without Cause on May 31, 2017, we entered into a separation agreement with Mr. Douglas (the "Douglas Agreement") and Mr. Douglas became entitled to the severance payments described in the preceding paragraph (i.e., continued payment of his base salary for a period of 12 months) pursuant to the terms of his employment agreement and an aggregate amount equal to $136,173, which represents reimbursement by us for reasonable relocation expenses incurred by Mr. Douglas in connection with his initial hire and reasonable legal expenses incurred by Mr. Douglas in connection with his termination of employment, plus, as determined by Ranger Services in its discretion, accelerated vesting of a portion of the unvested Ranger Holdings Incentive Units held by Mr. Douglas as of the date of termination. Upon the effectiveness of his voluntary resignation of employment without Good Reason in July 2017, Mr. Podraza did not, and is not expected to, receive any severance payments pursuant to the terms of his employment agreement or otherwise.

It is currently anticipated that the employment agreement with Mr. Perryman will continue to remain in effect following the completion of this offering. The foregoing descriptions of the employment agreement with Mr. Perryman, the Agee Agreement, the Milliren Agreement and the Douglas Agreement are qualified in their entirety by reference to the applicable agreement and a copy of each agreement has been filed as an exhibit to this registration statement. We do not currently anticipate entering into any new employment, severance or change in control agreements prior to or in connection with this offering. In addition, our named executive officers are not currently entitled to any payments or other benefits in connection with a termination of employment or a change in control, other than with respect to the employment agreements described in the preceding paragraphs and the Incentive Units described above under "—Additional Narrative Disclosures—Incentive Units."

IPO Bonuses

We intend to grant certain employees, including Mr. Perryman, a cash bonus in connection with the successful completion of this offering. Subject to each employee's continued employment through the applicable date of payment, (i) one-half of each bonus (or an amount equal to $20,000 with respect to Mr. Perryman) shall be paid in a lump sum cash payment upon the closing of this offering and (ii) one-half of each bonus (or an amount equal to $20,000 with respect to Mr. Perryman) shall be paid in a lump sum cash payment on or as soon as practicable following December 31, 2017, provided that the market value of our Class A common stock as measured on December 31, 2017 shall have increased by at least 5% as compared to the offering price of our Class A common stock in connection with this offering. We expect that the aggregate amount of such cash bonuses will be approximately $1.5 million for all employees.

In recognition of his efforts in helping guide us to this offering, Mr. Podraza received a discretionary cash bonus in an amount equal to $133,000, which was paid in a single lump sum cash payment on May 31, 2017.

2017 Long Term Incentive Plan

In connection with this offering, we intend to adopt an omnibus equity incentive plan, the Ranger Energy Services, Inc. 2017 Long Term Incentive Plan (the "2017 Plan"), for the employees, consultants and the directors of the Company and its affiliates who perform services for us. The following description of the 2017 Plan is based on the form we anticipate adopting, but the 2017 Plan has not yet been adopted and the provisions discussed below remain subject to change. As a result, the following description is qualified in its entirety by reference to the final form of the 2017 Plan once adopted. At this time, we have not made any final decisions regarding whether 2017 Plan awards will be granted to any individual in connection with this offering.

The 2017 Plan will provide for potential grants of: (i) incentive stock options qualified as such under U.S. federal income tax laws; (ii) nonstatutory stock options that do not qualify as incentive stock options; (iii) stock appreciation rights; (iv) restricted stock awards; (v) restricted stock units; (vi) bonus stock; (vii) performance awards; (viii) dividend equivalents; (ix) other stock-based awards; (x) cash awards; and (xi) substitute awards.

Eligibility

Our employees, consultants and non-employee directors, and employees, consultants and non-employee directors of our affiliates, will be eligible to receive awards under the 2017 Plan.

Administration

Our board of directors, or a committee thereof (as applicable, the "Administrator"), will administer the 2017 Plan pursuant to its terms and all applicable state, federal or other rules or laws. The Administrator will have the power to determine to whom and when awards will be granted, determine the amount of awards (measured in cash or in shares of our Class A common stock), proscribe and interpret the terms and provisions of each award agreement (the terms of which may vary), accelerate the vesting or exercisability of an award, delegate duties under the 2017 Plan and execute all other responsibilities permitted or required under the 2017 Plan.

Securities to be Offered

Subject to adjustment in the event of any distribution, recapitalization, split, merger, consolidation or similar corporate event, 1,250,000 shares of our Class A common stock will be available for delivery pursuant to awards under the 2017 Plan. If an award under the 2017 Plan is forfeited, settled for cash or expires without the actual delivery of shares, any shares subject to such award will again be available for new awards under the 2017 Plan.

Types of Awards

Options—We may grant options to eligible persons including: (i) incentive stock options (only to our employees or those of our subsidiaries) which comply with section 422 of the Code; and (ii) nonstatutory stock options. The exercise price of each option granted under the 2017 Plan will be stated in the option agreement and may vary; however, the exercise price for an option must not be less than the fair market value per share of Class A common stock as of the date of grant (or 110% of the fair market value for certain incentive stock options), nor may the option be re-priced without the prior approval of our stockholders. Options may be exercised as the Administrator determines, but not later than ten years from the date of grant. The Administrator will determine the methods and form of payment for the exercise price of an option (including, in the discretion of the Administrator, payment in Class A common stock, other awards or other property) and the methods and forms in which Class A common stock will be delivered to a participant.

Stock Appreciation Rights—A stock appreciation right is the right to receive a share of Class A common stock, or an amount equal to the excess of the fair market value of one share of the Class A common stock on the date of exercise over the grant price of the stock appreciation right, as determined by the Administrator. The exercise price of a share of Class A common stock subject to the stock appreciation right shall be determined by the Administrator, but in no event shall that exercise price be less than the fair market value of the Class A common stock on the date of grant. The Administrator will have the discretion to determine other terms and conditions of stock appreciation rights.

appreciation right to reduce its exercise price per share. The 2017 Plan will remain in effect for a period of ten years (unless earlier terminated by our board of directors).

Clawback.   All awards under the 2017 Plan will be subject to any clawback or recapture policy adopted by the Company, as in effect from time to time.

Director Compensation

Our board of directors was formed in February 2017 and we do not currently provide any compensation to the members of our board of directors for their services. Going forward, we believe that attracting and retaining qualified non-employee directors will be critical to the future value of our growth and governance. Accordingly, following the completion of this offering, we expect to provide our non-employee directors (other than directors who are employees of CSL) with an annual compensation package comprised of a cash component and, in order to align the interests of such non-employee directors with our stockholders, an equity-based award component. We also expect that all members of our board of directors will be reimbursed for certain reasonable expenses in connection with their services to us.

OUR HISTORY AND CORPORATE REORGANIZATION

Ranger Services was, through Ranger Holdings, formed by CSL in June 2014 as a provider of high-spec well service rigs and associated services. Torrent Services was, through Torrent Holdings, acquired by CSL in September 2014 as a provider of proprietary, modular equipment for the processing of natural gas. In June 2016, CSL indirectly acquired substantially all of the assets of Magna, a provider of well services and wireline services, which it contributed to Ranger Services in September 2016. In October 2016, Ranger Services acquired substantially all of the assets of Bayou, an owner and operator of high-spec well service rigs. The historical combined consolidated financial information of our Predecessor included in this prospectus presents the historical financial information of the Predecessor Companies, including, as applicable, the results of operations of Magna and Bayou for periods subsequent to their respective acquisitions.

Ranger Inc. was incorporated as a Delaware corporation in February 2017. Following this offering and the corporate reorganization described below, Ranger Inc. will be a holding company, the sole material assets of which will consist of membership interests in Ranger LLC. Ranger LLC will own all of the outstanding equity interests in Ranger Services and Torrent Services, the subsidiaries through which it will operate its assets. After the consummation of the corporate reorganization described below, Ranger Inc. will be the sole managing member of Ranger LLC, will be responsible for all operational, management and administrative decisions relating to Ranger LLC's business and will consolidate the financial results of Ranger LLC and its subsidiaries.

In connection with this offering, the Existing Owners will effect a series of restructuring transactions, as a result of which (a) Ranger Holdings II and Torrent Holdings II will contribute certain of the equity interests in the Predecessor Companies to Ranger LLC in exchange for an aggregate of 1,661,457 shares of Class A common stock, and Ranger Inc. will contribute such equity interests to Ranger LLC in exchange for 1,661,457 Ranger Units, (b) Ranger Holdings and Torrent Holdings will contribute the remaining membership interests in the Predecessor Companies to Ranger LLC in exchange for 5,700,649 units in Ranger LLC ("Ranger Units") and 5,700,649 shares of Ranger Inc.'s Class B common stock, which Ranger Inc. will initially issue and contribute to Ranger LLC, (c) Ranger Inc. will contribute all of the net proceeds received by it in this offering to Ranger LLC in exchange for 5,000,000 Ranger Units, (d) Ranger LLC will distribute to each of Ranger Holdings and Torrent Holdings one share of Class B common stock received pursuant to (b) above for each Ranger Unit such Existing Owner holds and (e), as consideration for the termination of the Ranger Bridge Loan, Ranger Inc. will issue 457,471 Shares of Class A common stock (in connection with which Ranger LLC will issue 457,741 Ranger Units to Ranger Inc.) and Ranger LLC will issue an aggregate of 1,002,646 Ranger Units (and distribute a corresponding number of shares of Class B common stock) to the Bridge Loan Lenders. With respect to clause (e) above, the number of shares of Class A common stock or Ranger Units (and corresponding shares of Class B common stock), as applicable, to be issued to each of the Bridge Loan Lenders will be calculated by reference to such Bridge Loan Lender's aggregate loans outstanding under the Ranger Bridge Loan, plus the 25% make-whole premium thereon, divided by the initial public offering price of our Class A common stock in this offering. Specifically, CSL Holdings II will receive approximately $8.2 million in shares of Class A common stock (or approximately 457,471 shares of Class A common stock (which shares will initially be issued by Ranger Inc. to Ranger LLC in exchange for 457,741 Ranger Units) assuming the midpoint of the price range set forth on the cover page of this prospectus), CSL Opportunities II will receive approximately $11.5 million in Ranger Units (or approximately 640,146 Ranger Units assuming the midpoint of the price range set forth on the cover page of this prospectus) and Bayou Holdings will receive approximately $6.5 million in Ranger Units (or approximately 362,500 Ranger Units assuming the midpoint of the price range set forth on the cover page of this prospectus).

After giving effect to these transactions, the offering contemplated by this prospectus, the issuance of 277,778 shares of Class A common stock as partial consideration for the ESCO Acquisition and the contribution by Ranger Inc. of its interest in ESCO to Ranger LLC in exchange for 277,778 Ranger Units, Ranger Inc. will own an approximate 52.5% interest in Ranger LLC (or 54.9% if the underwriters' option to purchase additional shares is exercised in full), the Existing Owners will own an approximate 40.4% interest in Ranger LLC (or 38.4% if the underwriters' option to purchase additional shares is exercised in full) and the Bridge Loan Lenders will own an approximate 7.1% interest in Ranger LLC (or 6.8% if the underwriters' option to purchase additional shares is exercised in full). Please see "Security Ownership of Certain Beneficial Owners and Management" and "Use of Proceeds."

Each share of Class B common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by shareholders generally. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. We do not intend to list our Class B common stock on any exchange.

Following this offering, under the Ranger LLC Agreement, each Ranger Unit Holder (other than us) will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause Ranger LLC to acquire all or a portion of its Ranger Units (along with a corresponding number of shares of our Class B common stock) for, at Ranger LLC's election, (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Ranger Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends, reclassification and other similar transactions, or (ii) cash in an amount equal to the Cash Election Value of such Class A common stock. We will determine whether to issue shares of Class A common stock or cash based on facts in existence at the time of the decision, which we expect would include trading prices for the Class A common stock at the time relative to the cash purchase price for the Ranger Units, the availability of other sources of liquidity (such as an issuance of preferred stock) to acquire the Ranger Units and alternative uses for such cash. Alternatively, upon the exercise of the Redemption Right, Ranger Inc. (instead of Ranger LLC) will have the right, pursuant to the Call Right, to, for administrative convenience, acquire each tendered Ranger Unit directly from the redeeming Ranger Unit Holder for, at its election, (x) one share of Class A common stock or (y) cash in an amount equal to the value of a share of Class A common stock, based on a volume-weighted average price. In addition, upon a change of control of us, we have the right to require each Ranger Unit Holder (other than us) to exercise its Redemption Right with respect to some or all of such unitholder's Ranger Units. In connection with any redemption of Ranger Units pursuant to the Redemption Right or our Call Right, the corresponding number of shares of Class B common stock will be cancelled. See "Certain Relationships and Related Party Transactions—Ranger LLC Agreement."

Our acquisition (or deemed acquisition for U.S. federal income tax purposes) of Ranger Units pursuant to an exercise of the Redemption Right or the Call Right is expected to result in adjustments to the tax basis of the tangible and intangible assets of Ranger LLC, and such adjustments will be allocated to us. These adjustments would not have been available to us absent our acquisition or deemed acquisition of Ranger Units and are expected to reduce the amount of cash tax that we would otherwise be required to pay in the future.

In connection with the closing of this offering, we will enter into the Tax Receivable Agreement with the TRA Holders. The Tax Receivable Agreement will generally provide for the payment by Ranger Inc. to each TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax that Ranger Inc. actually realizes (computed using the estimated impact of state and local taxes) or is deemed to realize in certain circumstances in periods after this offering as a result of (i) certain increases in tax basis that occur as a result of Ranger Inc.'s acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of such TRA Holder's Ranger Units in connection with this offering or pursuant to the exercise of the Redemption Right or the Call Right and (ii) imputed interest deemed to be paid by Ranger Inc. as a result of, and additional tax

basis arising from, any payments Ranger Inc. makes under the Tax Receivable Agreement. Ranger Inc. will retain the benefit of the remaining 15% of these cash savings.

Payments will generally be made under the Tax Receivable Agreement as we realize actual cash tax savings in periods after this offering from the tax benefits covered by the Tax Receivable Agreement. However, if we experience a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations) or the Tax Receivable Agreement terminates early (at our election or as a result of our breach), we would be required to make a substantial, immediate lump-sum payment, and such payment may be significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the payment relates. Ranger Inc. is a holding company and accordingly will be dependent upon distributions from Ranger LLC to make payments under the Tax Receivable Agreement. It is expected that payments will continue to be made under the Tax Receivable Agreement for more than 20 to 25 years. For additional information regarding the Tax Receivable Agreement, see "Risk Factors—Risks Related to Our Corporate Reorganization and Resulting Structure" and "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

The Existing Owners and the Bridge Loan Lenders will have the right, under certain circumstances, to cause us to register the offer and resale of their shares of Class A common stock. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

The following diagram indicates our simplified ownership structure immediately following this offering and the transactions related thereto (assuming the midpoint of the price range set forth on the cover page of this prospectus, that the underwriters' option to purchase additional shares is not exercised and without giving effect to the purchase of any shares by CSL, Bayou Holdings or their respective affiliates as discussed on the cover page of this prospectus):



Ranger Energy Holdings, LLC(1) (Ranger Holdings)
Torrent Energy Holdings, LLC(1) (Torrent Holdings)
Ranger Energy Holdings II, LLC(1) (Ranger Holdings II)
Torrent Energy Holdings II, LLC(1) (Torrent Holdings II)
Investors in this offering
1,343,922 Class A Common Stock 9.5% Total Voting Power(5)
5,000,000 Class A Common Stock 35.5% Total Voting Power(5)
4,545,762 Class B Common Stock 32.2% Total Voting Power(5)
1,154,887 Class B Common Stock 8.2% Total Voting Power(5)
317,534 Class A Common Stock 2.3% Total Voting Power(5)
ESCO(2)
277,778 Class A Common Stock 2.0% Total Voting Power(5)
457,471 Class A Common Stock 1,002,646 Class B Common Stock 10.4% Total Voting Power(5)
Bridge Loan Lenders(3)
Ranger Energy Services, Inc. (Ranger Inc.) (NYSE:RNGR)
4,545,762 Ranger Units 32.2% of Ranger Units(5)
1,154,887 Ranger Units 8.2% of Ranger Units(5)
Sole Managing Member 7,396,705 Ranger Units 52.5% of Ranger Units(5)
1,002,646 Ranger Units 7.1% of Ranger Units(5)
RNGR Energy Services, LLC (Ranger LLC)
Operating Subsidiaries(4)

(1) CSL, certain members of our management and other investors own all of the equity interests in the Existing Owners, and CSL holds a majority of the voting interests in each of the Existing Owners.

(2) See "—Recent Developments—ESCO Acquisition."

(3) Includes CSL Opportunities II, CSL Holdings II and Bayou Holdings. The number of shares of Class A common stock or Ranger Units (and corresponding shares of Class B common stock), as applicable, to be issued to the Bridge Loan Lenders is based on the initial public offering price of our Class A common stock in this offering. A $1.00 increase (decrease) in the initial public offering price of $18.00 per share of Class A common stock, the midpoint of the price range set forth on the cover page of this prospectus, would decrease (increase) the aggregate number of shares of Class A common stock, Class B common stock and total common stock held by the Bridge Loan Lenders following this offering by 24,078 (26,910), 52,771 (58,979) and 76,848 (85,889) shares, respectively.

(4) Includes Ranger Services and Torrent Services.

(5) Totals may not sum or recalculate due to rounding.

the Call Right are expected to result in adjustments to the tax basis of the tangible and intangible assets of Ranger LLC. These adjustments will be allocated to Ranger Inc. Such adjustments to the tax basis of the tangible and intangible assets of Ranger LLC would not have been available to Ranger Inc. absent its acquisition or deemed acquisition of Ranger Units as part of the reorganization transactions or pursuant to the exercise of the Redemption Right or the Call Right. The anticipated tax basis adjustments are expected to increase (for tax purposes) Ranger Inc.'s depreciation, depletion and amortization deductions and may also decrease Ranger Inc.'s gains (or increase its losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets. Such increased deductions and losses and reduced gains may reduce the amount of tax that Ranger Inc. would otherwise be required to pay in the future.

Ranger Inc. will enter into the Tax Receivable Agreement with the TRA Holders at the closing of this offering. This agreement will generally provide for the payment by Ranger Inc. to each TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax that Ranger Inc. actually realizes (computed using the estimated impact of state and local taxes) or is deemed to realize in certain circumstances in periods after this offering as a result of (i) certain increases in tax basis that occur as a result of Ranger Inc.'s acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of such TRA Holder's Ranger Units in connection with this offering or pursuant to an exercise of the Redemption Right or the Call Right and (ii) imputed interest deemed to be paid by Ranger Inc. as a result of, and additional tax basis arising from, any payments Ranger Inc. makes under the Tax Receivable Agreement. We will retain the benefit of the remaining 15% of the cash savings. Certain of the TRA Holders' rights under the Tax Receivable Agreement are transferable in connection with a permitted transfer of Ranger Units or if the TRA Holder no longer holds Ranger Units.

The payment obligations under the Tax Receivable Agreement are Ranger Inc.'s obligations and not obligations of Ranger LLC, and we expect that the payments we will be required to make under the Tax Receivable Agreement will be substantial. Estimating the amount and timing of payments that may become due under the Tax Receivable Agreement is by its nature imprecise. For purposes of the Tax Receivable Agreement, cash savings in tax generally will be calculated by comparing Ranger Inc.'s actual tax liability (computed using the estimated impact of state and local taxes) to the amount it would have been required to pay had it not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. The actual increase in tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of the redemptions of Ranger Units, the price of our Class A common stock at the time of each redemption, the extent to which such redemptions are taxable transactions, the amount of the redeeming Ranger Unit Holder's tax basis in its Ranger Units at the time of the relevant redemption, the depreciation and amortization periods that apply to the increase in tax basis, the amount, character and timing of the taxable income we generate in the future, the U.S. federal income tax rates then applicable, and the portion of our payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis.

Assuming no material changes in the relevant tax law, we expect that if the Tax Receivable Agreement were terminated immediately after this offering (assuming $18.00 per share as the initial offering price to the public), the estimated termination payments, based on the assumptions discussed below, would be approximately $71.3 million (calculated using a discount rate equal to one-year LIBOR plus 150 basis points, applied against an undiscounted liability of $96.3 million).

Reductions in U.S. federal corporate income tax rates are currently being considered. If the U.S. federal corporate income tax rate was reduced to 25% and all other assumptions were held constant, the estimated termination payments would be approximately $47.7 million (calculated using a discount rate equal to one-year LIBOR plus 150 basis points, applied against an undiscounted liability of $63.5 million).

Pursuant to the stockholders' agreement we, the Existing Owners and the Bridge Loan Lenders will be required to take all necessary actions, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the nominees of such CSL Directors.

In addition, the stockholders' agreement will provide that for so long as CSL beneficially owns at least 30% of our common stock, CSL will have the right to cause any committee of our board of directors to include in its membership at least one director designated by CSL, except to the extent that such membership would violate applicable securities laws or stock exchange rules. The rights granted to CSL to designate directors are additive to and not intended to limit in any way the rights that CSL may have to nominate, elect or remove our directors under our certificate of incorporation, bylaws or the DGCL.

Further, the stockholders' agreement will contain provisions relating to the transfer of our common stock or Ranger Units by the Existing Owners. Specifically, any transfer of our common stock or Ranger Units by either Ranger Holdings or Ranger Holdings II will require the approval of each of such Existing Owners; provided, however, that any such transfer by Ranger Holdings II made without a corresponding transfer by Ranger Holdings, with the amounts of such corresponding transfers in proportion to such Existing Owners' aggregate ownership of shares of our common stock, shall require the further prior written approval of Bayou Holdings. Any transfer of our common stock or Ranger Units by either Torrent Holdings or Torrent Holdings II will require the approval of each of such Existing Owners, but will not require the approval of Bayou Holdings.

Historical Transactions with Affiliates

Second Torrent Note

In March 2015, Torrent Services, through certain members of its management team, including Mr. Perryman, our Executive Vice President—Processing Solutions, as borrowers, secured the Second Torrent Note, a $0.6 million promissory note with Benchmark Bank, which was replaced in April 2016 with a $0.2 million promissory note with Mr. Perryman as borrower. The Second Torrent Note was guaranteed in April 2016 by CSL Energy Opportunities Fund I, L.P. ("CSL Opportunities I") and CSL Energy Holdings I, LLC ("CSL Holdings I"), each affiliates of CSL and indirect equity owners of Torrent Services. The Second Torrent Note, which bore interest at a rate of 4.5%, was repaid in full on February 28, 2017. Since entry into the Second Torrent Note in March 2015, approximately $50,000 in aggregate interest payments were made on the Second Torrent Note.

Employee Matters Agreement

In connection with the Bayou acquisition, Ranger Services and Ranger Holdings entered into an Employee Matters Agreement in October 2016 ("EMA") with Bayou Holdings and its affiliates (collectively, "Bayou Parties"). Pursuant to the EMA, the Bayou Parties seconded certain employees to Ranger Services and Ranger Holdings from October 4, 2016 to December 31, 2016 to perform certain transition services. In exchange for receiving these seconded employees and related services, Ranger Services and Ranger Holdings paid the Bayou Parties approximately $5.8 million through December 31, 2016. As of December 31, 2016, Ranger Services and Ranger Holdings had accounts payable to the Bayou Parties of approximately $2.4 million, which were paid in full in March 2017. Bayou Holdings is controlled by Messrs. Brett and Richard Agee, each of whom is a manager of Bayou Holdings and member of our board of directors.

Allied Purchase Agreement

In January 2017, Ranger Services, through its wholly owned subsidiary, entered into a purchase agreement (the "Allied Purchase Agreement") with Allied Energy Real Estate, LLC ("Allied Energy").

CSL, which employs certain members of our board of directors and, after giving effect to this offering, will hold a majority of the voting power of our common stock, is an indirect equity owner of Allied Energy. Pursuant to the Allied Purchase Agreement, Ranger Services purchased certain real property in Milliken, Colorado, from Allied Energy for a purchase price of $4.0 million.

Ranger Bridge Loan

In February 2017, Ranger Services entered into the Ranger Bridge Loan, consisting of loan agreements with each of CSL Opportunities II, CSL Holdings II and Bayou Holdings, each an indirect equity owner of Ranger Services. The Ranger Bridge Loan, which was obtained to fund capital expenditures, including pursuant to the NOV Purchase Agreement, and for general corporate purposes is evidenced by promissory notes payable to the Bridge Loan Lenders in an aggregate principal amount, following the increase in the principal amount thereunder to $12.1 million in April 2017, to $14.6 million in May 2017, to $17.1 million in June 2017 and to $21.0 million in July 2017, consisting of three individual promissory notes in the principal amounts of (i) $9.2 million payable to CSL Opportunities II, (ii) $6.6 million payable to CSL Holdings II and (iii) $5.2 million payable to Bayou Holdings. Each note bears interest at a rate of 15% and matures upon the earlier of February 21, 2018 or ten days after the consummation of an initial public offering and is guaranteed by Ranger Holdings and the operating subsidiaries of Ranger Services. The Ranger Bridge Loan includes a make-whole provision pursuant to which Ranger Services will pay 125% of the total amount advanced to Ranger Services upon settlement. As described in "Our History and Corporate Reorganization," in connection with the consummation of this offering, we intend to repay the Ranger Bridge Loan by issuing Class A common stock and Ranger Units (and corresponding shares of Class B common stock) to the Bridge Loan Lenders. Specifically, CSL Holdings II will receive approximately $8.2 million in shares of Class A common stock (or approximately 457,471 shares of Class A common stock assuming the midpoint of the price range set forth on the cover page of this prospectus), CSL Opportunities II will receive approximately $11.5 million in Ranger Units (or approximately 640,146 Ranger Units assuming the midpoint of the price range set forth on the cover page of this prospectus) and Bayou Holdings will receive approximately $6.5 million in Ranger Units (or approximately 362,500 Ranger Units assuming the midpoint of the price range set forth on the cover page of this prospectus).

Corporate Reorganization

In connection with our corporate reorganization, we will engage in certain transactions with certain affiliates of the Existing Owners, including CSL. Please see "Our History and Corporation Reorganization."

Policies and Procedures for Review of Related Party Transactions

A "Related Party Transaction" is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A "Related Person" means:

- any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;

- any person who is known by us to be the beneficial owner of more than 5.0% of our Class A common stock;

- any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5.0% of our Class A common stock, and any person (other than a tenant or employee) sharing

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock that, upon the consummation of this offering and transactions related thereto, and assuming the underwriters do not exercise their option to purchase additional common shares, will be owned by:

- each person known to us to beneficially own more than 5% of any class of our outstanding voting securities;

- each member of our board of directors;

- each of our named executive officers; and

- all of our directors and executive officers as a group.

All information with respect to beneficial ownership has been furnished by the respective 5% or more shareholders, directors or executive officers, as the case may be. Unless otherwise noted, the mailing address of each listed beneficial owner is 800 Gessner Street, Suite 1000, Houston, Texas 77024.

The table below does not reflect any shares of Class A common stock that directors and executive officers may purchase in this offering through the directed share program described under "Underwriting—Directed Share Program."

| | Shares Beneficially Owned Prior to the Offering(1) | | Shares Beneficially Owned After the Offering (Assuming No Exercise of the Underwriters' Over-Allotment Option) | | | | | | Shares Beneficially Owned After the Offering (Assuming Full Exercise of the Underwriters' Over-Allotment Option) | | | | | |
| | | | Class A Common Stock | | Class B Common Stock | | Combined Voting Power(2) | | Class A Common Stock | | Class B Common Stock | | Combined Voting Power(2) | |
	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%
5% Shareholders														
Ranger Holdings II(3)(9)	1,343,922	18.3	1,343,922	18.2	—	—	1,343,922	9.5	1,343,922	16.5	—	—	1,343,922	9.0
Ranger Holdings(4)(9)	4,545,762	61.7	—	—	4,545,762	67.8	4,545,762	32.2	—	—	4,545,762	67.8	4,545,762	30.6
Torrent Holdings(5)(9)	1,154,887	15.7	—	—	1,154,887	17.2	1,154,887	8.2	—	—	1,154,887	17.2	1,154,887	7.8
Bayou Holdings(6)(9)	—	—	—	—	362,500	5.4	362,500	2.6	—	—	362,500	5.4	362,500	2.4
CSL Opportunities II(4)(7)(9)	—	—	—	—	640,146	9.5	640,146	4.5	—	—	640,146	9.5	640,146	4.3
CSL Holdings II(3)(8)(9)	—	—	457,471	6.2	—	—	457,471	3.2	457,471	5.6	—	—	457,471	3.1
Directors and Named Executive Officers:														
Brett Agee(6)(9)	—	—	—	—	362,500	5.4	362,500	2.6	—	—	362,500	5.4	362,500	2.4
Richard Agee(6)(9)	—	—	—	—	362,500	5.4	362,500	2.6	—	—	362,500	5.4	362,500	2.4
Darron M. Anderson	—	—	—	—	—	—	—	—	—	—	—	—	—	—
William M. Austin	—													
Dennis Douglas	—													
Charles S. Leykum(3)(4)(5)(7)(8)(9)	—													
Merrill A. Miller	—													
Scott A. Milliren	—													
Lance Perryman	—													
Jason Podraza	—													
Vivek Raj	—													
Krishna Shivram	—													
Directors and executive officers as a group (Eleven persons)	—	—	—	—	362,500	5.4	362,500	2.6	—	—	362,500	5.4	362,500	2.4

(1) Subject to the terms of the Ranger LLC Agreement, the Ranger Unit Holders will have the right to redeem all or a portion of their Ranger Units (together with a corresponding number of shares of Class B common stock) for Class A common stock (or cash, at Ranger LLC's election) at a redemption ratio of one share of Class A common stock for each Ranger Unit (and corresponding share of Class B common stock) redeemed. See "Certain Relationships and Related Person Transactions—Ranger LLC Agreement." Beneficial ownership of Ranger Units is not reflected as beneficial ownership of shares of our Class A common stock for which such units may be redeemed.

(2) Represents percentage of voting power of our Class A common stock and Class B common stock voting together as a single class. Ranger Unit Holders will hold one share of Class B common stock for each Ranger Unit.

(3) CSL Holdings I and CSL Holdings II (together with CSL Holdings I, the "Ranger II CSL Members") are the managing members of Ranger Holdings II. Each of the Ranger II CSL Members is managed by its respective managing member, the managing member of

which, in each case, is Mr. Leykum. Therefore, the Ranger II CSL Members and Mr. Leykum may be deemed to share voting and dispositive power over the shares held by Ranger Holdings II and may also be deemed to be the beneficial owner of such shares. The Ranger II CSL Members and Mr. Leykum disclaim beneficial ownership of these shares in excess of their pecuniary interest therein.

(4) Following the corporate reorganization described in this prospectus, CSL Opportunities I and CSL Opportunities II (together with CSL Opportunities I the "Ranger CSL Members"), will collectively have the right to appoint managers of Ranger Holdings who hold the right to cast a majority of the votes entitled to be cast by all managers of Ranger Holdings. Each of the Ranger CSL Members is managed by its respective general partner, the managing member of which, in each case, is Mr. Leykum. Therefore, the Ranger CSL Members and Mr. Leykum may be deemed to share voting and dispositive power over the shares held by Ranger Holdings and may also be deemed to be the beneficial owner of such shares. The Ranger CSL Members and Mr. Leykum disclaim beneficial ownership of these shares in excess of their pecuniary interest therein.

(5) Following the corporate reorganization described in this prospectus, CSL Opportunities I will have the right to appoint managers of Torrent Holdings who hold the right to cast a majority of the votes entitled to be cast by all managers of Torrent Holdings. CSL Opportunities I is managed by its general partner, the managing member of which is Mr. Leykum. Therefore, Mr. Leykum may be deemed to share voting and dispositive power over the shares held by CSL Opportunities I and may also be deemed to be the beneficial owner of such shares. Mr. Leykum disclaims beneficial ownership of these shares in excess of his pecuniary interest therein.

(6) In connection with the consummation of this offering, we intend to issue 362,500 Ranger Units (and a corresponding number of shares of our Class B common stock) to Bayou Holdings as consideration for the termination of the portion of the Ranger Bridge Loan attributable to Bayou Holdings. Bayou Holdings is controlled by Messrs. Brett and Richard Agee, each of whom is a manager of Bayou Holdings and member of our board of directors. Therefore, Messrs. Brett and Richard Agee may be deemed to share voting and dispositive power over the shares held by Bayou Holdings and may also be deemed to be the beneficial owner of such shares. The mailing address of Bayou Holdings is 800 Gessner, Suite 1100, Houston, Texas 77024.

(7) CSL Opportunities II is managed by its general partner, the managing member of which is Mr. Leykum. Therefore, Mr. Leykum may be deemed to share voting and dispositive power over the shares held by CSL Opportunities II and may also be deemed to be the beneficial owner of such shares. Mr. Leykum disclaims beneficial ownership of these shares in excess of his pecuniary interest therein. The mailing address of CSL Opportunities II is 1000 Louisiana Street, Suite 3850, Houston, Texas 77002.

(8) CSL Holdings II is managed by its managing member, the managing member of which is Mr. Leykum. Therefore, Mr. Leykum may be deemed to share voting and dispositive power over the shares held by CSL Holdings II and may also be deemed to be the beneficial owner of such shares. Mr. Leykum disclaims beneficial ownership of these shares in excess of his pecuniary interest therein. The mailing address of CSL Holdings II is 1000 Louisiana Street, Suite 3850, Houston, Texas 77002.

(9) In addition, CSL, Bayou Holdings and their respective affiliates have indicated that they or one or more of them may collectively purchase in this offering an aggregate of up to $12.5 million, or 694,444 shares (based on the midpoint of the price range set forth on the cover page of this prospectus), of our Class A common stock at the price to the public. Mr. Leykum may be deemed to exercise voting and dispositive power over any such shares purchased by CSL and its affiliates and Messrs. Brett and Richard Agee may be deemed to exercise voting and dispositive power over any such shares purchased by Bayou Holdings and its affiliates.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering and related transactions, the authorized capital stock of Ranger Inc. will consist of 100,000,000 shares of Class A common stock, $0.01 par value per share, of which 7,396,705 shares will be issued and outstanding, 100,000,000 shares of Class B common stock, $0.01 par value per share, of which 6,703,295 shares will be issued and outstanding and 50,000,000 shares of preferred stock, $0.01 par value per share, of which no shares will be issued and outstanding.

The following summary of the capital stock and amended and restated certificate of incorporation and bylaws of Ranger Inc. does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our amended and restated certificate of incorporation and by-laws, which will be filed as exhibits to the registration statement of which this prospectus is a part.

Class A Common Stock

Voting Rights. Holders of shares of Class A common stock are entitled to one vote per share held of record on all matters to be voted upon by the shareholders. The holders of Class A common stock do not have cumulative voting rights in the election of directors.

Dividend Rights. Holders of shares of our Class A common stock are entitled to ratably receive dividends when and if declared by our board of directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock.

Liquidation Rights. Upon our liquidation, dissolution, distribution of assets or other winding up, the holders of Class A common stock are entitled to receive ratably the assets available for distribution to the shareholders after payment of liabilities and the liquidation preference of any of our outstanding shares of preferred stock.

Other Matters. The shares of Class A common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class A common stock. All outstanding shares of our Class A common stock, including the Class A common stock offered in this offering, are fully paid and non-assessable.

Class B Common Stock

Generally. In connection with the reorganization and this offering, each Existing Owner will receive one share of Class B common stock for each Ranger Unit that it holds. Accordingly, each Existing Owner will have a number of votes in Ranger Inc. equal to the aggregate number of Ranger Units that it holds.

Voting Rights. Holders of shares of our Class B common stock are entitled to one vote per share held of record on all matters to be voted upon by the shareholders. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our shareholders for their vote or approval, except with respect to the amendment of certain provisions of our amended and restated certificate of incorporation that would alter or change the powers, preferences or special rights of the Class B common stock so as to affect them adversely, which amendments must be by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class, or as otherwise required by applicable law.

Dividend and Liquidation Rights. Holders of our Class B common stock do not have any right to receive dividends, unless the dividend consists of shares of our Class B common stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable or redeemable for shares of Class B common stock paid proportionally with respect to each outstanding share of our Class B common stock and a dividend consisting of shares of Class A common stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable or redeemable for shares of Class A common stock on the same terms is simultaneously paid to the holders of Class A common stock. Holders of our Class B common stock do not have any right to receive a distribution upon a liquidation or winding up of Ranger Inc.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors, subject to any limitations prescribed by law, without further shareholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.01 per share, covering up to an aggregate of 50,000,000 shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of shareholders.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws and Delaware Law

Some provisions of Delaware law, and our amended and restated certificate of incorporation and our amended and restated bylaws described below, will contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise; or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that shareholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We will not be subject to the provisions of Section 203 of the DGCL, regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation, including those whose securities are listed for trading on the NYSE, from engaging in any business combination with any interested shareholder for a period of three years following the date that the shareholder became an interested shareholder, unless:

- the transaction is approved by the board of directors before the date the interested shareholder attained that status;

- upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

- on or after such time the business combination is approved by the board of directors and authorized at a meeting of shareholders by at least two-thirds of the outstanding voting stock that is not owned by the interested shareholder.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our Class A common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our Class A common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon the closing of this offering and related transactions, we will have outstanding an aggregate of 7,396,705 shares of Class A common stock. Of these shares, all of the 5,000,000 shares of Class A common stock (or 5,750,000 shares of Class A common stock if the underwriters' option to purchase additional shares is exercised) to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our "affiliates" as such term is defined in Rule 144 under the Securities Act. All remaining shares of Class A common stock held by the Existing Owners, in addition to any shares of Class A common stock issued to fund the $5.0 million (or approximately 277,778 shares of Class A common stock assuming the midpoint of the price range set forth on the cover page of this prospectus) equity portion of the consideration for the ESCO Acquisition and the shares issued to the Bridge Loan Lenders in consideration for the termination of the Ranger Bridge Loan, will be deemed "restricted securities" as such term is defined under Rule 144. The restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

Following this offering, under the Ranger LLC Agreement, each Ranger Unit Holder will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause Ranger LLC to acquire all or a portion of its Ranger Units (along with a corresponding number of shares of our Class B common stock) for, at Ranger LLC's election, (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Ranger Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends, reclassification and other similar transactions, or (ii) cash in an amount equal to the Cash Election Value of such Class A common stock. Alternatively, upon the exercise of the Redemption Right, Ranger Inc. (instead of Ranger LLC) will have the right, pursuant to the Call Right, to acquire each tendered Ranger Unit directly from the redeeming Ranger Unit Holder for, at its election, (x) one share of Class A common stock or (y) cash in an amount equal to the value of a share of Class A common stock, based on a volume-weighted average price. In connection with any redemption of Ranger Units pursuant to the Redemption Right or our Call Right, the corresponding number of shares of Class B common stock will be cancelled. See "Certain Relationships and Related Party Transactions—Ranger LLC Agreement." The shares of Class A common stock we issue upon such redemptions would be "restricted securities" as defined in Rule 144 described below. However, upon the closing of this offering, we intend to enter into a registration rights agreement with the Ranger Unit Holders that will require us to register under the Securities Act these shares of Class A common stock. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our Class A common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

- no shares will be eligible for sale on the date of this prospectus or prior to 180 days after the date of this prospectus; and

- 9,100,000 shares will be eligible for sale upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus when permitted under Rule 144 or Rule 701.

Lock-up Agreements

We, our shareholders and all of our directors and officers have agreed not to sell any Class A common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions and extensions. See "Underwriting" for a description of these lock-up provisions.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person (who has been unaffiliated for at least the past three months) who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our Class A common stock or the average weekly trading volume of our Class A common stock reported through the NYSE during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Stock Issued Under Employee Plans

We intend to file a registration statement on Form S-8 under the Securities Act to register stock issuable under our long-term incentive plan. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated , 2017, among us and the representatives, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, Piper Jaffray & Co. and Wells Fargo Securities, LLC are acting as representatives, and the underwriters have severally agreed to purchase from us the following respective numbers of shares of Class A common stock:

Underwriters	Number of Shares
Credit Suisse Securities (USA) LLC	
Piper Jaffray & Co.	
Wells Fargo Securities, LLC	
Barclays Capital Inc.	
Evercore Group L.L.C.	
Capital One Securities, Inc.	
Johnson Rice & Company L.L.C.	
Raymond James & Associates, Inc.	
Scotia Capital (USA) Inc.	
Total	5,000,000

The underwriting agreement provides that the underwriters are obligated, severally and not jointly, to purchase all the shares of Class A common stock in this offering if any are purchased, other than those shares covered by the option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted the underwriters a 30-day option to purchase up to 750,000 additional shares of our Class A common stock at the initial public offering price less the underwriting discounts and commissions. The option may be exercised solely to cover any over-allotments of common stock.

CSL, Bayou Holdings and their respective affiliates have indicated that they or one or more of them may collectively purchase in this offering an aggregate of up to $12.5 million, or 694,444 shares (based on the midpoint of the price range set forth on the cover page of this prospectus), of our Class A common stock at the price to the public. The underwriters will not receive any underwriting discounts or commissions on any shares sold to such potential purchasers. The number of shares available for sale to the general public will be reduced to the extent such potential purchasers purchase such shares. There can be no assurance that any such potential purchasers will purchase shares in this offering.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price has been negotiated between us and the representatives of the underwriters. The factors that were considered in these negotiations were:

- the history of, and prospects for, us and the industry in which we compete;

- our past and present financial performance;

- an assessment of our management;

- the present state of our development;

- the prospects for our future earnings;

- the prevailing conditions of the applicable United States securities market at the time of this offering; and

- market valuations of publicly traded common stock of companies that we and the representatives of the underwriters believe to be comparable to us.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel including the validity of the shares, and subject to other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The offering of the shares of our Class A common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

The underwriters propose to offer the shares of Class A common stock initially at the initial public offering price set forth on the cover page of this prospectus and to selling group members at that price less a selling concession of $ per share. The underwriters and selling group members may allow a discount of $ per share on sales to other broker/dealers. After the initial offering of the shares of Class A common stock, the underwriters may change the initial public offering price and concession and discount to broker/dealers. Sales of shares of Class A common stock made outside of the United States may be made by affiliates of the underwriters.

The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions paid by us			
Proceeds, before expenses, to us			

In addition to the underwriting discounts and commissions to be paid by us, we have agreed to reimburse the underwriters for certain of their out-of-pocket expenses, including expenses in connection with any required review of the terms of the directed share program and the qualification of the offering with the Financial Industry Regulatory Authority, or FINRA, by counsel to the underwriters, incurred in connection with this offering in an amount up to $35,000. We estimate that the total expenses of the offering payable by us, other than underwriting discounts and commissions, will be approximately $5.0 million.

The representatives have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of Class A common stock being offered.

In connection with this offering, we agreed that, subject to certain exceptions, we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC and Piper Jaffray & Co. for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, the restrictions set forth above shall not apply to any transfer in connection with, and as contemplated by, this offering or the reorganization transactions described under "Our History and Corporate Reorganization."

Further, each of our officers and directors has agreed in connection with this offering that, subject to certain exceptions, they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A common stock, whether any of these transactions are to be settled by delivery of our Class A common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and Piper Jaffray & Co. for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, the restrictions set forth above shall not apply to any transfer in connection with, and as contemplated by, this offering or the reorganization transactions described under "Our History and Corporate Reorganization."

Credit Suisse Securities (USA) LLC and Piper Jaffray & Co., in their sole discretion, may release the Class A common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release the Class A common stock and other securities from lock-up agreements, Credit Suisse Securities (USA) LLC and Piper Jaffray & Co. may consider, among other factors, the holder's reasons for requesting the release, the number of shares of Class A common stock or other securities for which the release is being requested and market conditions at the time.

We have agreed to indemnify the several underwriters against certain liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We have been authorized to have our Class A common stock listed on the NYSE under the symbol "RNGR."

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates may from time to time perform various financial advisory, commercial banking and investment banking services for us and for our affiliates in the ordinary course of business for which they have received and would receive customary compensation.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investments and securities activities may involve long or short positions in securities and/or instruments of the issuer.

The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

- Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

- Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any covered short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market.

- Syndicate covering transactions involve purchases of the Class A common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

- Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the Class A common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

- In passive market making, market makers in the Class A common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our Class A common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of the Class A common stock. As a result the price of our Class A common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of his prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Directed Share Program

At our request, the underwriters have reserved up to 5% of the shares for sale at the initial public offering price to our directors, officers, employees and other parties associated with us through a

LEGAL MATTERS

The validity of our Class A common stock offered by this prospectus will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The balance sheet of Ranger Inc. as of March 31, 2017, included in this prospectus and in the registration statement, has been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein and in the registration statement, given on the authority of said firm as experts in auditing and accounting.

The combined consolidated financial statements of the Predecessor as of December 31, 2016 and 2015 and for the years then ended, except as they relate to Torrent Services, included in this prospectus and in the registration statement, have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein and in the registration statement, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Torrent Services as of December 31, 2016 and 2015 and for the years then ended, not separately presented in this prospectus, have been audited by Whitley Penn LLP, an independent registered public accounting firm, whose report thereon appears herein. The combined consolidated financial statements of the Predecessor, included in this prospectus and in the registration statement, to the extent they relate to Torrent Services, have been so included in reliance on the report of such independent registered public accounting firm given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Magna Energy Services, LLC as of and for the years ended December 31, 2015 and 2014, included in this prospectus and in the registration statement, have been audited by Hein & Associates LLP, independent auditors, as stated in their report thereon and have been included in this prospectus and registration statement in reliance on such report and upon the authority of such firm as experts in accounting and auditing.

The financial statements of Bayou Workover Services LLC as of December 31, 2015 and for the period from January 1, 2016 through October 3, 2016 and the year ended December 31, 2015, included in this prospectus and in the registration statement, have been so included in reliance on the report of BDO USA, LLP, an independent auditor, appearing elsewhere herein and in the registration statement, given on the authority of said firm as experts in auditing and accounting.

The financial statements of ESCO Leasing, LLC as of and for the years ended April 30, 2017 and 2016, included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act, with respect to the shares of our Class A common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the Class A common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of this contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete

INDEX TO FINANCIAL STATEMENTS

RANGER ENERGY SERVICES, INC.
UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

Introduction

The following unaudited pro forma condensed financial statements of Ranger Energy Services, Inc. (the "Company" or the "Registrant") for the year ended December 31, 2016 and as of and for the three months ended March 31, 2017, are derived from the historical audited combined consolidated and unaudited condensed combined consolidated financial statements of Ranger Energy Services, Inc. Predecessor ("Predecessor") set forth elsewhere in this prospectus and are qualified in their entirety by reference to such historical audited combined consolidated and unaudited condensed combined consolidated financial statements and related notes contained therein.

The unaudited pro forma condensed statement of operations for the year ended December 31, 2016 includes the following adjustments: (i) the acquisitions of Magna Energy Services, LLC ("Magna") and Bayou Workover Services, LLC ("Bayou"), (ii) the acquisition (the "ESCO Acquisition") of substantially all of ESCO Leasing, LLC's assets and certain of ESCO LLC's liabilities, (iii) the transactions described under "Our History and Corporate Reorganization" (including the issuance of shares of our Class A common stock and Class B common stock to the lenders of our bridge loan) and (iv) the offering, as if each had been completed as of January 1, 2016. The unaudited pro forma condensed financial statements as of and for the three months ended March 31, 2017 include the following adjustments: (i) the ESCO Acquisition, (ii) the transactions described under "Our History and Corporate Reorganization" and (iii) the offering, as if each had been completed as of January 1, 2016, in the case of the unaudited pro forma condensed statement of operations, and March 31, 2017, in the case of the unaudited pro forma condensed balance sheet.

The Predecessor's, Magna's and Bayou's fiscal years end on December 31 and ESCO's fiscal year ends on April 30. Because the fiscal year ends of the Predecessor and ESCO differ by greater than 93 days, the financial information for the Predecessor for the fiscal year ended December 31, 2016 and the three months ended March 31, 2017 and the financial information for ESCO for the twelve months ended January 31, 2017 and the three months ended April 30, 2017 has been used in the preparation of the unaudited pro forma condensed statement of operations for the year ended December 31, 2016 and the unaudited pro forma condensed statement of operations for the three months ended March 31, 2017, respectively. The unaudited financial information for ESCO for the twelve months ended January 31, 2017 was calculated by taking the audited year ended April 30, 2017, adding the unaudited three months ended April 30, 2016 and subtracting the unaudited three months ended April 30, 2017. The unaudited financial information for ESCO for the three months ended April 30, 2017 was calculated by taking the audited year ended April 30, 2017 and subtracting the unaudited nine months ended January 31, 2017. Financial information of the Predecessor as of March 31, 2017 and the financial information of ESCO as of April 30, 2017 has been used in the preparation of the unaudited pro forma condensed balance sheet as of March 31, 2017. Further, the historical financial statements of ESCO do not purport to indicate the financial condition or results of operations of the acquired assets for future periods, in part because certain liabilities and costs included therein will not be assumed by the Company in the ESCO Acquistion.

For purposes of the unaudited pro forma condensed financial statements, the Offering is defined as the planned issuance and sale to the public by the Company of 5,000,000 shares of Class A common stock of the Company as contemplated by this prospectus and the application by the Company of the net proceeds from such issuance as described in "Use of Proceeds." The net proceeds from the sale of the Class A common stock are expected to be $79.2 million (based on an assumed initial public offering price of $18.00, the midpoint of the range set forth on the cover of this prospectus), net of underwriting discounts of $5.8 million and other offering costs of $5.0 million. The Magna, Bayou and ESCO acquisitions were accounted for as business combinations using the acquisition method of accounting. Accordingly, the preliminary purchase price as it relates to Magna and Bayou was allocated to the assets acquired and liabilities assumed based upon management's preliminary estimates of fair value. Management is in the process of engaging a third-party valuation firm to assist in their assessment and estimates of the fair value of the assets acquired and liabilities assumed as part of the ESCO Acquisition. Until this preliminary purchase price allocation has been completed, management has allocated any excess of the purchase consideration over the historical book value of the net assets acquired to goodwill. The determination of fair value is dependent upon valuations as of the acquisition date and the final adjustments to the purchase price, which when they occur may result in an adjustment to the value of the acquired assets reflected in the unaudited pro forma condensed financial statements. Any such adjustments may be material.

The unaudited pro forma condensed balance sheet and the unaudited pro forma condensed statements of operations were derived by adjusting the historical audited combined consolidated and unaudited condensed combined consolidated financial statements of our Predecessor. The adjustments are based upon currently available information and certain estimates and assumptions. Actual effects of the transactions may differ from the pro forma adjustments. Management believes, however, that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the pro forma adjustments are factually supportable and give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed financial statements.

The unaudited pro forma condensed financial statements have been prepared on the assumption that the Company will be treated as a corporation for federal income tax purposes. The Company does not initially expect to recognize any income tax effects of becoming a corporation for federal income tax purposes in connection with the transactions described under "Our History and Corporate Reorganization" and entering into the Tax Receivable Agreement on the unaudited pro forma condensed balance sheet. In addition, the Company does not expect any of the Ranger Unit Holders to exercise their Redemption Right in connection with this offering.

At the time of a redemption, the Company will record a liability to reflect the future payments under the Tax Receivable Agreement. Further, the Company anticipates that it will account for the effect of increases in tax basis and payments for such increases under the Tax Receivable Agreement arising from future redemptions as follows:

- when future sales or redemptions occur, the Company will record a deferred tax asset for the gross amount of the income tax effect along with an offset of 85% of this asset as a payable under the Tax Receivable Agreement; the remaining difference between the deferred tax asset and tax receivable agreement liability will be recorded as additional paid-in capital; and

- to the extent the Company has recorded a deferred tax asset for an increase in tax basis to which a benefit is no longer expected to be realized due to lower future taxable income, the Company will reduce the deferred tax asset with a valuation allowance.

The initial accounting for any deferred tax asset or liability recorded in connection with redemptions are recorded in equity. The valuation allowance assessment with respect to the deferred tax asset will be based on whether available evidence supports the "more-likely-than-not" threshold for recognizing the deferred tax asset, whereas the assessment of the tax receivable agreement liability will be recognized when a payment is probable and reasonably estimable. The subsequent accounting for any changes to previously recorded liabilities, including changes resulting from changes to any valuation allowances associated with the underlying tax assets, are recognized in earnings.

The unaudited pro forma condensed financial statements should be read in conjunction with the accompanying notes and with the historical audited combined consolidated financial statements and

RANGER ENERGY SERVICES, INC.
UNAUDITED PRO FORMA CONDENSED BALANCE SHEET
AS OF MARCH 31, 2017
(in millions)

	Predecessor (a)	Esco Leasing, LLC (b)	Excluded Assets / Liabilities		Purchase Accounting Adjustments		Offering Related Adjustments		Corporate Reorganization Adjustments		Total Pro Forma
Assets											
Current assets											
Cash and cash equivalents	$ 2.0	$ 0.2	$ (0.2)	(c)	$(47.7)	(2)(d)	$ 77.1	(d)	$ —		$ 31.4
Certificate of deposit	—	1.0	(1.0)	(c)	—		—				—
Restricted cash	1.6	—	—		—		—				1.6
Accounts receivable, net	20.5	7.2	(2.0)	(c)	—		—				25.7
Employee and other receivables, current portion	—	0.1	(0.1)	(c)	—		—				—
Unbilled revenues	1.7	—	—		—		—				1.7
Inventory	—	0.2	—		(0.2)	(e)	—				—
Prepaid expenses and other current assets	1.5	0.6	(0.6)	(c)	0.2	(e)	—				1.7
Assets held for sale	2.9	—	—		—		—				2.9
Total current assets	30.2	9.3	(3.9)		(47.7)		77.1				65.0
Long-term employee and other receivables, less current maturities, net of allowance	—	0.4	(0.4)	(c)	—		—				—
Property, plant and equipment, net	117.8	43.6	(3.4)	(c)	—		—				158.0
Goodwill	1.6	1.2	(0.5)	(c)	15.3	(2)	—				17.6
Deferred tax asset	—	—	—		—		—				—
Intangible assets, net	9.1	—	—		—		—				9.1
Investment in unrelated company	—	2.3	(2.3)	(c)	—		—				—
Other assets	1.0	—	—		—		(0.9)	(g)			0.1
Total assets	$159.7	$56.8	$(10.5)		$(32.4)		$ 76.2		$ —		$249.8
Liabilities and Net Parent Investment											
Current liabilities											
Accounts payable	$ 7.1	$ 1.8	$ (0.5)	(c)	$ —		$ (0.9)	(g)	$ —		$ 7.5
Accounts payable—related party	—	—	—		—		—				—
Accrued expenses	10.5	1.5	(0.9)	(c)	—		—				11.1
Capital lease obligations, current portion	7.6	—	—		—		—				7.6
Related party debt	11.2	—	—		—		(11.2)	(h)			—
Long-term debt, current portion	11.3	4.2	(4.2)	(c)	1.3	(2)	(11.3)	(i)			1.3
Total current liabilities	47.7	7.5	(5.6)		1.3		(23.4)				27.5
Tax receivable agreement liability	—	—	—		—		—				—
Capital lease obligations, less current portion	0.2	—	—		—		—				0.2
Long-term debt, less current portion	—	3.7	(3.7)	(c)	5.7	(2)	—				5.7
Other long-term liabilities	1.0	—	—		—		—				1.0
Total liabilities	48.9	11.2	(9.3)		7.0		(23.4)				34.4
Commitments and contingencies											
Net parent investment	110.8	45.6	(1.2)	(c)	(44.4)	(2)	(5.9)	(j)(m)	(104.9)	(l)	—
Class A common stock	—	—	—		0.0	(2)(l)	0.1	(h)(k)	0.0	(l)	0.1
Class B common stock	—	—	—		—		0.0	(h)	0.1	(l)	0.1
Preferred stock	—	—	—		—		—				—
Additional paid-in capital	—	—	—		5.0	(2)(f)	90.1	(g)(h)(k)	17.8	(l)	112.9
Net parent investment / stockholders' equity	110.8	45.6	(1.2)		(39.4)		84.3		(87.0)		113.1
Non-controlling interest	—	—	—		—		15.3	(h)	87.0	(l)	102.3
Total net parent investment / stockholders' equity	110.8	45.6	(1.2)		(39.4)		99.6		—		215.4
Total liabilities and net parent investment	$159.7	$56.8	$(10.5)		$(32.4)		$ 76.2		$ —		$249.8

The accompanying notes are an integral part of these unaudited pro forma condensed financial statements.

RANGER ENERGY SERVICES, INC.
UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2017
(in millions)

	Predecessor Historical (a)	Esco Leasing, LLC (b)	Excluded Costs		Purchase Accounting Adjustments		Offering Related Adjustments		Corporate Reorganization Adjustments		Pro forma	
Revenues												
Well Services	$27.3	$10.3	$(0.8)	(c)	$ —		$ —		$ —		$ 36.8	
Processing Solutions	1.8	—	—		—		—		—		1.8	
Total revenues	29.1	10.3	(0.8)		—		—		—		38.6	
Operating expenses:												
Cost of services (exclusive of depreciation and amortization shown separately)												
Well Services	23.2	7.0	(1.3)	(c)	—		—		—		28.9	
Processing Solutions	0.7	—	—		—		—		—		0.7	
Total cost of services	23.9	7.0	(1.3)		—		—		—		29.6	
General and administrative expenses	7.3	3.3	(0.7)	(c)	0.2	(d)	—		—		10.1	
Bad debt expense		0.2	—		(0.2)	(d)	—		—		—	
Depreciation and amortization	3.6	2.0	(0.1)	(c)	—		—		—		5.5	
Management fees	—	—	—		—		—		—		—	
Total operating expenses	34.8	12.5	(2.1)		—		—		—		45.2	
Operating loss	(5.7)	(2.2)	1.3		—		—		—		(6.6)	
Other expenses												
Interest expense, net	(0.5)	(0.1)	0.1	(c)	—		0.4	(e)	—		(0.1)	
Income (loss) before income taxes	(6.2)	(2.3)	1.4		—		0.4		—		(6.7)	
Income tax provision	—	—	—		—		—		1.3	(f)	1.3	
Net loss	$(6.2)	$(2.3)	$ 1.4		$ —		$0.4		$(1.3)		$ (8.0)	
Less: net loss attributable to non-controlling interest											$ (3.8)	
Net loss attributable to shareholders											$ (4.2)	
Net loss per share:												
Basic											(0.71)	(n)
Diluted											(0.71)	(n)
Weighted average shares outstanding												
Basic											5,881,629	(n)
Diluted											5,881,629	(n)(o)

The accompanying notes are an integral part of these unaudited pro forma condensed financial statements.

RANGER ENERGY SERVICES, INC.
UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016
(in millions)

	Predecessor Historical (a)	Magna Energy Services, LLC (g)	Bayou Workover Services, LLC (h)	Esco Leasing, LLC (i)	Esco Excluded Costs		Purchase Accounting Adjustments		Offering Related Adjustments		Corporate Reorganization Adjustments	Pro forma	
Revenues													
Well Services	$46.3	$16.5	$ 27.3	$ 32.5	$ (3.1)	(c)	$ —		$ —		$—	$ 119.5	
Processing Solutions	6.5	—	—	—	—		—		—		—	6.5	
Total revenues	52.8	16.5	27.3	32.5	(3.1)		—		—		—	126.0	
Operating expenses:													
Cost of services (exclusive of depreciation and amortization shown separately)													
Well Services	36.7	13.0	23.2	26.0	(3.3)	(c)	—		—		—	95.6	
Processing Solutions	2.6	—	—	—	—		—		—		—	2.6	
Total cost of services	39.3	13.0	23.2	26.0	(3.3)				—		—	98.2	
General and administrative expenses	11.4	5.2	5.0	13.0	(7.6)	(c)	(0.3)	(j)(k)(l)	—		—	26.7	
Depreciation and amortization	6.6	5.1	9.6	8.2	(0.3)	(c)	(7.2)	(m)	—		—	22.0	
Impairment expense	—	—	—	0.4	(0.4)	(c)	—		—		—	—	
Management fees	—	0.3	—	—	—		(0.3)	(j)	—		—	—	
Total operating expenses	57.3	23.6	37.8	47.6	(11.6)		(7.8)		—		—	146.9	
Operating loss	(4.5)	(7.1)	(10.5)	(15.1)	8.5		7.8		—		—	(20.9)	
Other expenses													
Interest expense, net	(0.5)	(0.7)	—	(0.5)	0.5	(c)	—		0.1	(e)	—	(1.1)	
Income (loss) before income taxes	(5.0)	(7.8)	(10.5)	(15.6)	9.0		7.8		0.1		—	(22.0)	
Income tax provision	—	—	—	0.1	—		—		—		—	0.1	
Net income (loss)	$ (5.0)	$ (7.8)	$(10.5)	$(15.7)	$ 9.0		$ 7.8		$0.1		$—	$ (22.1)	
Less: net loss attributable to non-controlling interest												$ (10.5)	
Net loss attributable to shareholders												$ (11.6)	
Net loss per share:													
Basic												(1.97)	(n)
Diluted												(1.97)	(n)
Weighted average shares outstanding													
Basic												5,881,629	(n)
Diluted												5,881,629	(n)(o)

The accompanying notes are an integral part of these unaudited pro forma condensed financial statements.

RANGER ENERGY SERVICES, INC.
NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

1. Basis of presentation, transaction and this offering

The historical financial information is derived from the historical audited combined consolidated and the unaudited condensed combined consolidated financial statements of our Predecessor. The unaudited pro forma condensed statement of operations for the year ended December 31, 2016 includes the following adjustments: (i) the acquisitions of Magna and Bayou, (ii) the ESCO Acquisition, (iii) the transactions described under "Our History and Corporate Reorganization" and (iv) the Offering, as if each had been completed as of January 1, 2016. The unaudited pro forma condensed financial statements as of and for the three months ended March 31, 2017 include the following adjustments: (i) the ESCO Acquisition, (ii) the transactions described under "Our History and Corporate Reorganization" and (iii) the Offering, as if each had been completed as of January 1, 2016, in the case of the unaudited pro forma condensed statement of operations, and March 31, 2017, in the case of the unaudited pro forma condensed balance sheet. The adjustments are based on currently available information and certain estimates and assumptions and therefore the actual effects of these transactions will differ from the pro forma adjustments.

2. Purchase Price Allocation

On May 30, 2017, the Company signed a purchase sale agreement, which was amended and restated on July   , 2017, to acquire assets of ESCO, contingent on the successful completion of the IPO. The amended and restated agreement excluded certain assets and changed payments to include $7.0 million of secured seller notes. ESCO is primarily engaged in the completion, repair and workover of oil and gas wells and drilling and completing water wells for oil and gas customers. The acquisition will be accounted for using the acquisition method of accounting in accordance with Accounting Standards Codification ("ASC") 805, Business Combinations. ASC 805 requires, among other things, that assets acquired and liabilities assumed be recognized at their fair values, as determined in accordance with ASC 820, Fair Value Measurements, as of the acquisition date. Under the acquisition method of accounting, the assets acquired and liabilities assumed are recorded at the effective time of the acquisition at their respective fair values and added to those of the Company.

The following information below represents the preliminary purchase allocation related to the ESCO Acquisition (in millions):

Total estimated purchase consideration transferred—Cash	$47.7
Total estimated purchase consideration transferred—Debt	7.0
Total estimated purchase consideration transferred—Equity issued	5.0
Total estimated consideration transferred	59.7
Net assets acquired	44.4
Goodwill	$15.3

3. Unaudited pro forma condensed balance sheet adjustments and assumptions

The adjustments are based on currently available information and certain estimates and assumptions and therefore the actual effects of these transactions will differ from the pro forma adjustments. A description of these transactions and adjustments are provided as follows:

(a) Reflects the historical unaudited condensed combined consolidated balance sheet of the Predecessor as of March 31, 2017, included elsewhere in this prospectus.

3. Unaudited pro forma condensed balance sheet adjustments and assumptions (Continued)

(b) Reflects the historical audited balance sheet (adjusted for rounding) of ESCO as of April 30, 2017, included elsewhere in this prospectus.

(c) Reflects the exclusion of historical assets and liabilities of THI Water Well, an operating unit of ESCO that was not acquired as part of the ESCO Acquisition, along with other historical assets and liabilities of ESCO not acquired by the Company based on the ESCO Asset Purchase Agreement.

(d) Represents the net adjustment to cash related to the sources and uses of proceeds of the Offering at an assumed initial public offering price of $18.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), calculated as follows (in millions) (totals may not sum or recalculate due to rounding):

Sources of funds		Uses of funds	
Gross proceeds from this offering	$90.0	Repayment of long-term debt(1) .	$10.4
Additional proceeds from related party debt(2)	9.9	Payment of cash bonuses to certain employees	0.7
		Fund the cash portion of consideration for ESCO Acquisition(2)	47.7
		Underwriter discount	5.8
		Offering related costs	5.0
		Retained cash	30.3
Total sources of funds	**$99.9**	**Total uses of funds**	**$99.9**

---

(1) As of March 31, 2017, the Company had $11.3 million of long-term debt outstanding (excluding related party debt). Prior to the commencement of the Offering, the Company had repaid approximately $0.9 million of debt. In connection with the consummation of the Offering, the Company intends to fully repay and terminate its remaining approximately $10.4 million of outstanding indebtedness (based on amounts outstanding as of July 21, 2017).

(2) On June 1, 2017, the Company used $2.5 million of the proceeds it received from related party debt to pay a portion of the $47.7 million cash consideration for ESCO. The related party debt will be repaid and terminated in connection with the consummation of this offering in consideration for the issuance of Class A common stock and Ranger Units to the lenders thereof.

(e) Reflects the reclassification of $0.2 million of ESCO inventory to prepaid expenses and other current assets to align with the predecessor's presentation as of March 31, 2017.

(f) Reflects the shares issued for purchase consideration for ESCO and the shares issued to the lenders of our bridge loan.

(g) Reflects the capitalization of costs directly attributable to the Offering and the subsequent reclassification to stockholders' equity in connection with the consummation of this Offering.

RANGER ENERGY SERVICES, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS (Continued)

3. Unaudited pro forma condensed balance sheet adjustments and assumptions (Continued)

(h) Reflects the repayment of related party debt, including the incremental borrowings subsequent to March 31, 2017, of $9.9 million and the make-whole provision of $5.3 million, with the issuance of 457,471 shares of Class A common stock and 1,002,646 shares of Ranger Units (and corresponding shares of Class B common stock).

(i) Reflects the repayment of long-term debt with the net proceeds from this offering.

(j) Reflects the pro forma adjustment to net parent investment related to the make-whole provision of $5.2 million and the cash bonuses paid to certain employees of $0.7 million.

(k) Reflects the proceeds to the Company of $79.2 million from the issuance and sale of million shares of Class A common stock in the Offering at an assumed initial public offering price of $18.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting estimated underwriting discounts and commission and estimated offering expense of approximately $10.8 million, in the aggregate.

(l) Reflects the pro forma adjustments to net parent investment, Class A common stock, Class B common stock, additional paid-in capital and to non-controlling interest to give effect to the Corporate Reorganization.

4. Unaudited pro forma condensed statements of operations adjustments and assumptions

The adjustments are based on currently available information and certain estimates and assumptions and therefore the actual effects of these transactions will differ from the pro forma adjustments. A description of these transactions and adjustments are provided as follows:

(a) Reflects the historical audited combined consolidated statement of operations of the Predecessor for the year ended December 31, 2016 and the historical unaudited condensed combined consolidated statement of operations for the three months ended March 31, 2017, respectively, included elsewhere in this prospectus.

(b) Reflects the historical unaudited statement of operations (adjusted for rounding) of ESCO for the period from February 1, 2017 through April 30, 2017.

(c) Reflects the exclusion of historical results of operations of THI Water Well, an operating unit of ESCO that was not acquired as part of the ESCO Acquisition, as well as certain expenses (notably management fees, airplane and ranch expenses).

(d) Reflects the reclassification of $0.2 million of ESCO bad debt expense to general and administrative expense to align with the Predecessor's presentation for the three months ended March 31, 2017.

(e) Reflects the net adjustment to interest expense, net due to the repayment of the long-term debt and the associated elimination of the related interest expense, and the additional interest expense related to the $7.0 million of debt included as part of the ESCO Acquisition.

(f) Reflects the Company's tax expense associated with the Company's obligation related to the Texas Margin Tax. The Company's federal tax rate is 0% as it expects a 100% valuation allowance.

(g) Reflects the historical unaudited statement of operations (adjusted for rounding) of Magna for the period from January 1, 2016 through June 24, 2016, included elsewhere in this prospectus.

4. Unaudited pro forma condensed statements of operations adjustments and assumptions (Continued)

(h) Reflects the historical audited statement of operations of Bayou for the period from January 1, 2016 through October 3, 2016, included elsewhere in this prospectus.

(i) Reflects the historical unaudited statement of operations (adjusted for rounding) of ESCO for the period from February 1, 2016 through January 31, 2017.

(j) Reflects the reclassification of $0.3 million of Magna management fees to general and administrative expense to align with the Predecessor's presentation during the year ended December 31, 2016.

(k) Reflects the amortization of $0.2 million, representing the acquired Bayou market leasehold recorded as a liability during the year ended December 31, 2016.

(l) Reflects the elimination of transaction costs of $0.5 million related to the Magna and Bayou acquisitions incurred during the year ended December 31, 2016.

(m) Reflects the estimated depreciation and amortization due to the fair value adjustments to the property, plant and equipment and intangible assets acquired in the Magna, Bayou and ESCO acquisitions:

	Year Ended December 31, 2016	Three Months Ended March 31, 2017
Depreciation—Magna Acquisition	$ 1.0	$—
Depreciation—Bayou Acquisition	5.0	—
Depreciation—ESCO Acquisition		—
Amortization—Bayou Acquisition	0.4	—
Less:		
Historical Depreciation and Amortization—Magna Acquisition	(4.0)	—
Historical Depreciation and Amortization—Bayou Acquisition	(9.6)	—
Historical Depreciation and Amortization—ESCO Acquisition	___	___
Pro Forma net adjustment to depreciation and amortization	$(7.2)	$—

(n) Reflects the pro forma weighted average shares outstanding and the pro forma earnings per share assuming the Class A common stock outstanding following consummation of this offering and related transactions (including the ESCO Acquisition and the repayment of our bridge loan) was outstanding from the beginning of the respective periods presented.

(o) Approximately 6.7 million shares of Class A common stock issuable upon exercise of the Redemption Right by the Ranger Unit Holders were excluded from the calculation of diluted earnings per share for the period presented, as the effect would be anti-dilutive.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
Ranger Energy Services, Inc.

We have audited the accompanying balance sheet of Ranger Energy Services, Inc. (the "Company") as of March 31, 2017. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of the Company at March 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

Houston, Texas
July 23, 2017

RANGER ENERGY SERVICES, INC.
BALANCE SHEET

	March 31, 2017
Assets	
Total Assets	$ —
Liabilities	
Total liabilities	$ —
Commitments and contingencies	
Stockholders' equity	
Note receivable from Ranger Energy Services, LLC	(10)
Common stock, $0.01 par value; 1,000 shares authorized, issued and outstanding	10
Total stockholders' equity	—
Total liabilities and stockholders' equity	$ —

The accompanying notes are an integral part of this balance sheet.

RANGER ENERGY SERVICES, INC.
NOTES TO BALANCE SHEET

1. Organization and Basis of Presentation Organization and Basis of Presentation

Ranger Energy Services, Inc. (the "Company") is a corporation formed under the laws of the State of Delaware on February 17, 2017 (date of inception). The Company has adopted a fiscal year-end of December 31. The Company has the authority to issue 1,000 shares of common stock with a par value of $0.01 per share. Each holder of shares of common stock is entitled to attend all special and annual meetings of the stockholders of the corporation and to cast one vote for each outstanding share of common stock.

The Company issued 1,000 shares of common stock to Ranger Energy Services, LLC in exchange for a $10 note receivable. As of March 31, 2017, the $10 initial capitalization has not been funded. As a result, the Company has presented this receivable as contra equity.

This balance sheet has been prepared in accordance with accounting principles generally accepted in the United States.

Through March 31, 2017, the Company had not earned any revenue and had not incurred any expenses; therefore, the statements of income, stockholder's equity and cash flows have been omitted. There have been no other transactions involving the Company as of March 31, 2017.

2. Subsequent Events

Ranger has evaluated subsequent events through July 23, 2017, the date the financial statements were available to be issued.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other expenses of issuance and distribution

The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the common stock offered hereby. With the exception of the SEC registration fee, FINRA filing fee and NYSE listing fee, the amounts set forth below are estimates.

SEC registration fee	$ 13,329
FINRA filing fee	17,750
NYSE listing fee	250,000
Accountants' fees and expenses	2,000,000
Legal fees and expenses	1,550,000
Printing and engraving expenses	600,000
Transfer agent and registrar fees	5,000
Miscellaneous	563,921
Total	$5,000,000

Item 14. Indemnification of Directors and Officers

Our amended and restated certificate of incorporation will provide that a director will not be liable to the corporation or its shareholders for monetary damages to the fullest extent permitted by the DGCL. In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided for in our certificate of incorporation, will be limited to the fullest extent permitted by the amended DGCL. Our amended and restated bylaws will provide that the corporation will indemnify, and advance expenses to, any officer or director to the fullest extent authorized by the DGCL.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys' fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, disinterested director vote, shareholder vote, agreement or otherwise.

Our amended and restated certificate of incorporation will also contain indemnification rights for our directors and our officers. Specifically, our amended and restated certificate of incorporation will provide that we shall indemnify our officers and directors to the fullest extent authorized by the DGCL. Furthermore, we may maintain insurance on behalf of our officers and directors against expense, liability or loss asserted incurred by them in their capacities as officers and directors.

We have obtained directors' and officers' insurance to cover our directors, officers and some of our employees for certain liabilities.

We will enter into written indemnification agreements with our directors and executive officers. Under these proposed agreements, if an officer or director makes a claim of indemnification to us, either a majority of the independent directors or independent legal counsel selected by the independent directors must review the relevant facts and make a determination whether the officer or director has met the standards of conduct under Delaware law that would permit (under Delaware law) and require (under the indemnification agreement) us to indemnify the officer or director.

The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Item 15.   Recent Sales of Unregistered Securities

In connection with our incorporation on February 17, 2017, under the laws of the State of Delaware, we issued 1,000 shares of our common stock to Ranger Services for an aggregate purchase price of $10. These securities were offered and sold by us in reliance upon the exemption from the registration requirements provided by Section 4(a)(2) of the Securities Act. These shares will be redeemed for nominal value in connection with our reorganization.

Further, (i) pursuant to the terms of certain reorganization transactions that will be completed prior to the closing of this offering, as described in further detail under "Our History and Corporate Reorganization," we will issue shares of Class A common stock to certain of the Existing Owners and CSL Holdings II and shares of Class B common stock to Ranger LLC, CSL Opportunities II and Bayou Holdings and (ii) pursuant to the terms of the ESCO Acquisition, as described in further detail under "Prospectus Summary—Recent Developments—ESCO Acquisition," we expect to issue shares of Class A common stock to ESCO. None of such issuances will involve any underwriters, underwriting discounts or commissions or a public offering, and we believe that each such issuance will be exempt from registration requirements pursuant to Section 4(a)(2) of the Securities Act.

Item 16.   Exhibits and Financial Statement Schedules

See the Exhibit Index immediately following the signature page hereto, which is incorporated by reference as if fully set forth herein.

Item 17.   Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

INDEX TO EXHIBITS

Exhibit Number	Description
**1.1	Form of Underwriting Agreement
**2.1††	Form of Master Reorganization Agreement
**2.2††	Amended and Restated Asset Purchase Agreement dated as of July ___, 2017, by and among ESCO Leasing, LLC, Ranger Energy Services, LLC and Tim Hall.
***3.1	Certificate of Incorporation of Ranger Energy Services, Inc.
***3.2	Form of Amended and Restated Certificate of Incorporation of Ranger Energy Services, Inc.
***3.3	Bylaws of Ranger Energy Services, Inc.
***3.4	Form of Amended and Restated Bylaws of Ranger Energy Services, Inc.
***4.1	Form of Registration Rights Agreement
***4.2	Form of Stockholders' Agreement
***5.1	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered
***10.1†	Form of Ranger Energy Services, Inc. Long Term Incentive Plan
***10.2†	Form of Indemnification Agreement
***10.3	Form of Tax Receivable Agreement
***10.4	Form of Amended and Restated Limited Liability Company Agreement of RNGR Energy Services, LLC
***10.5	Form of Credit Agreement
***10.6‡	Second Amended and Restated Purchase Agreement, dated as of July 3, 2017, by and among Ranger Energy Services, LLC, Ranger Energy Leasing, LLC, Ranger Energy Services, Inc. and National Oilwell Varco, L.P.
***10.7†	Form of Third Amended and Restated Limited Liability Company Agreement of Ranger Energy Holdings, LLC
***10.8†	Form of Third Amended and Restated Limited Liability Company Agreement of Torrent Energy Holdings, LLC
***10.9†	Form of Amended and Restated Limited Liability Company Agreement of Ranger Energy Holdings II, LLC
***10.10†	Form of Amended and Restated Limited Liability Company Agreement of Torrent Energy Holdings II, LLC
***10.11†	Employment Agreement, dated as of September 16, 2014, by and between Torrent Energy Services, LLC and Lance Perryman
**10.12†	Letter Agreement, dated as of March 30, 2017, by and between Ranger Energy Services, LLC and Scott Milliren
**10.13†	Consulting Agreement, dated as of March 1, 2017, by and between Ranger Energy Services, LLC and Brett Agee
**10.14†	Separation Agreement, dated as of June 7, 2017, by and between Ranger Energy Services, LLC and Dennis Douglas
***21.1	List of subsidiaries of Ranger Energy Services, Inc.
**23.1	Consent of BDO USA, LLP
**23.2	Consent of BDO USA, LLP
**23.3	Consent of Whitley Penn LLP
**23.4	Consent of Hein & Associates LLP
**23.5	Consent of PricewaterhouseCoopers LLP